UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                             The Wilber Corporation
             (Exact name of registrant as specified in its charter)

                New York                                         15-6018501
    (State or other jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                          Identification No.)

245 Main Street, P.O. Box 430, Oneonta, NY                         13820
 (Address of principal executive offices)                        (Zip Code)

               Registrant's telephone number, including area code:
                                  607 432-1700

Securities to be registered pursuant to 12(b) of the Act:

     Title of each class                     Name of each exchange on which
      to be registered                       Each class is to be registered

        Common Stock                             American Stock Exchange

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                             THE WILBER CORPORATION
                                    FORM 10A
                                      INDEX

Item 1: Business
      A. FORWARD LOOKING STATEMENTS
      B. RISK FACTORS
      C. GENERAL
      D. MARKET AREA
      E. LENDING ACTIVITIES
            a. Loan Products and Services
            b. Loan Approval Procedures and Authority
            c. Credit Quality Practices
      F. INVESTMENT SECURITIES ACTIVITIES
      G. SOURCES OF FUNDS
      H. ELECTRONIC AND PAYMENT SERVICES
      I. TRUST AND INVESTMENT SERVICES
      J. INSURANCE SERVICES
      K. SUPERVISION AND REGULATION
      L. COMPETITION
      M. LEGISLATIVE DEVELOPMENTS
Item 2: Financial Information
      A. GENERAL
      B. SUMMARY OF SELECTED FINANCIAL DATA
      C. MANAGEMENT'S DISCUSSION AND ANALYSIS
            a. Financial Condition
                  i. Comparison of Financial Condition at September 30, 2003 and December 31, 2002
                  ii. Comparison of Financial Condition at December 31, 2002 and December 31, 2001
            b. Results of Operations
                  i. Comparison of Operating Results for the Nine Month Periods ended September 30, 2003 and September 30, 2002
                  ii. Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001
                  iii. Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000
            c. Liquidity
            d. Capital Resources and Dividends
            e. Market Risk and Interest Rate Sensitivity
Item 3: Properties
Item 4: Security Ownership of Certain Beneficial Owners and Management
Item 5: Directors and Executive Officers
      A. DIRECTORS OF THE REGISTRANT
      B. EXECUTIVE OFFICERS OF THE REGISTRANT
Item 6: Executive Compensation
Item 7: Certain Relationships and Related Transactions
Item 8: Legal Proceedings
Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 10: Recent Sales of Unregistered Securities
Item 11: Description of Registrant's Securities to be Registered
Item 12: Indemnification of Directors and Officers
Item 13: Financial Statements and Supplementary Data
Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
Item 15: Financial Statements and Exhibits


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Item 1: Business

A. FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These statements include:

      o     statements of our goals, intentions and expectations;

      o statements regarding our business plans, prospects, growth and operating strategies;

      o statements regarding the asset quality of our loan and investment portfolios; and

      o     estimates of our risks and future costs and benefits

A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. Some of the risks and uncertainties that may affect the operation, performance, development and results of the Company's business, the interest rate sensitivity of its assets and liabilities, and the adequacy of its allowance for loan losses, include but are not limited to the following:

      o significantly increased competition among depository and other financial institutions;

      o changes in the interest rate environment that reduce our profit margins or reduce the fair value of financial instruments;

      o general economic conditions, either nationally or in our market areas, that are worse than expected;

      o     adverse changes in the financial markets;

      o legislative or regulatory changes that adversely affect our business;

      o our ability to enter new markets successfully to capitalize on growth opportunities;

      o     changes in consumer spending, borrowing and savings habits;

      o changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board ("FASB"); and

      o     changes in our organization, compensation and benefit plans

The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only of the date made, and advises readers that various factors, including those described above, could affect the Company's financial performance and could cause the Company's actual results or circumstances for future periods to differ materially from those anticipated or projected.

Except as required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release any revisions to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

B. RISK FACTORS

The investment performance of the Company's common shares is affected by several material risk factors. These factors also often affect our financial condition or results of operations. These material risk factors are summarized below.

General Competitive and Economic Conditions. National, regional and local competitive and economic conditions can affect our financial condition or results of operations. Periodically, existing competitors introduce new products and services or new competitors enter our primary market area. Similarly, existing competitors sometimes close an existing office, cease offering certain products and services or are acquired by another financial service provider. These changes may affect the demand for our products and services, thereby impacting our results of operations or financial condition. Similarly, economic conditions such as local and regional employment and unemployment conditions and price and wage scale changes may impact the demand for our products and services, the level of customer deposits, or credit status of our borrowers.

Additionally, the condition of the national equity and debt markets, as well as, the ability of competitors to deliver products and services through remote channels, such as the Internet, may affect the demand for our products and services, and, in turn, our financial condition and results of operations.


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Changes in Interest Rates and Capital Markets. Our financial condition and results of operations are highly-dependent upon the amount of interest we receive on our earning assets and interest we pay for our funding and capital resources. Accordingly, changes in interest rates and capital markets can affect our financial condition and results of operations. A detailed analysis regarding our market risk and interest rate sensitivity is contained in Item 2 C. d. of this registration statement.

Changes in Government Policies, Laws or Tax Laws. Financial institutions are highly-regulated companies and are subject to numerous laws and regulations. Changes to these laws or regulations, particularly at the federal and state level, may materially impact the business climate we operate within, which, in turn, may impact the economic return on our common shares, financial condition or results of operations.

Changes in Generally Accepted Accounting Principles. Changes to Generally Accepted Accounting Principles are periodically issued by the Financial Accounting Standards Board ("FASB"). The purpose of these new Generally Accepted Accounting Principles is to identify or disclose certain aspects of a company's financial condition or results of operations. Our adoption of these new accounting standards may alter certain aspects of the Consolidated Financial Statements of the Company and, in turn, the investment performance of our common shares.

Changes in the Financial Condition of Government Agencies, Government Sponsored Enterprises and Local and State Governments. We invest substantially in the debt instruments issued by U.S. Government Agencies, U.S. Government Sponsored Enterprises and local and state governments. A deterioration of the credit standing of any of these issuers of debt may materially impact our financial condition or results of operations.

Actions of Regulatory Authorities. The Company and the Bank are subject to the supervision of several federal and state regulatory bodies. These regulatory bodies have authority to enforce, issue and change certain regulations including the authority to assess fines. Changes to these regulations may impact the financial condition or results of operations of the Company or the Bank. See
Item 1 K. of this registration statement for additional explanation regarding the regulations to which the Company and the Bank are subject.

Changes in the Company's Policies or Management. Our financial condition and results of operations depend upon the policies approved by the Board of Directors and the practices of management. Changes in our policies or management practices, particularly credit policies and practices of the Bank, may affect our financial condition or results of operations.

Allowance for Loan Losses May not be Sufficient to Cover Actual Loan Losses. The Bank's Chief Credit Officer continually monitors the credit status of the Bank's loan portfolio. The adequacy of the Allowance for Loan Losses is then approved by the Board of Directors and periodically reviewed by the Bank's regulators and external auditors. However, because the Allowance for Loan Losses is an only an estimate of future probable losses and is based on management's experience and assumptions, there is no certainty that the Allowance for Loan Losses will be sufficient to cover actual loan losses. Actual loan losses in excess of the Allowance for Loan Losses would negatively impact our financial condition and results of operations.

The Financial Performance of Large Borrowers. Our financial condition and results of operations are highly-dependent upon the credit worthiness and financial performance of our borrowers. The Bank has several borrowers or groups of related borrowers whose total indebtedness with the Bank exceeds $1.0 million. The financial performance of these borrowers is a material risk factor that may affect our financial condition or results of operations.

Incidents Affecting Our Reputation. The demand for our products and services are influenced by our reputation and the reputation of our management and employees. Public incidents that negatively affect the reputation of the Company or the Bank including, but not limited to, breaches in the security of customer information or unfair or deceptive practices may adversely impact our financial condition, results of operations or economic performance of the Company's common shares.

Liquidity of the Company's Common Shares. The historical daily trading volume of the Company's common shares is low. The average daily volume of shares traded in the 60-days preceding November 30, 2003 was less than 1,000 shares. This condition, if it persists, may make it difficult for shareholders with large common stock ownership positions to sell or liquidate shares at a suitable price.

Changes to the Markets or Exchanges On Which the Company's Common Shares Are Traded. We have applied to list the Company's common shares on the American Stock Exchange. Changes to the American Stock Exchange's trading practices, reputation or financial condition, or rules which govern trading on the American Stock Exchange may impact our shareholders' ability to buy or sell his / her commons shares at a suitable price.


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

C. GENERAL

The Wilber Corporation (the "Company"), a New York corporation, was originally incorporated in 1928. The Company held and disposed of various real estate assets until 1974. In 1974, the Company and its real estate assets were sold to Wilber National Bank (the "Bank"), a nationally chartered bank established in 1874. The Company's real estate assets were used to expand the banking house of Wilber National Bank. The Company was an inactive subsidiary of the Bank until 1982. In 1983, under a plan of reorganization, the Company was re-capitalized, acquired 100% of the voting stock of the Bank, and registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHCA").

The business of the Company consists primarily of the ownership, supervision and control of its sole bank subsidiary, Wilber National Bank. The Company, through the Bank and the Bank's subsidiaries (collectively "we" or "our"), offers a full range of commercial and consumer financial products including business, municipal, mortgage and consumer loans, deposits, trust and investment services, and insurance. We serve our customers through eighteen (18) full service branch banking offices located in Otsego, Delaware, Schoharie, Ulster, and Chenango counties, New York, an ATM network, and electronic / Internet banking services. In addition, we operate an insurance sales office located in Walton, New York (Delaware County) and a representative loan production banking office in Binghamton, New York (Broome County). The Bank's Main Office is located at 245 Main Street, Oneonta, New York 13820 (Otsego County). We employed 222 full-time equivalent employees at December 31, 2002. Our website address is www.wilberbank.com.

The Bank's subsidiaries include Wilber REIT, Inc., Western Catskill Realty, LLC and Mang - Wilber, LLC. Wilber REIT, Inc. is wholly - owned by the Bank and primarily holds mortgage related assets. Western Catskill Realty, LLC is a wholly - owned real estate holding company, which primarily holds foreclosed real estate. Mang - Wilber, LLC is the Bank's insurance agency subsidiary, which is operated under a joint venture arrangement with a regional insurance agency. At December 31, 2002, the Bank owned a 73.1% membership interest in Mang - Wilber, LLC.

Our principal business is to act as a financial intermediary in the communities we serve by obtaining funds through customer deposits and institutional borrowings, lending the proceeds of those funds to our customers, and investing excess funds in debt securities and short-term liquid investments. Our funding base consists of deposits derived principally from the central New York communities, which we serve. To a lesser extent we borrow funds from institutional sources, principally the Federal Home Loan Bank of New York (hereinafter referred to as "FHLBNY"). We target our lending activities to consumers and municipalities in the immediate geographic areas and to small and mid-sized businesses in the immediate geographic areas and broader statewide region. Our investment activities primarily consist of purchases of high-quality U.S. Treasury, U.S. Government Agency (GinnieMae), U.S. Government Sponsored Entities (FannieMae and FreddieMac), municipal, mortgage-backed and high quality corporate debt instruments. Through our Trust and Investment Division, we provide personal trust, agency, estate administration and retirement planning services for individuals, as well as, custodial and investment management services to institutions. We also offer stocks, bonds and mutual funds through a third party broker-dealer firm. Through our joint venture insurance subsidiary, Mang - Wilber, LLC, we offer a full-line of life, health and property and casualty insurance products.

D. MARKET AREA

We primarily operate in the small town and rural markets to the North and West of the Catskill Mountains in central New York. The regional economy is driven by small not-for-profit businesses; hospitals; small, independently owned retailers, restaurants and motels; light manufacturing; several small colleges; and tourism. The National Baseball Hall of Fame, (Cooperstown, New York) the National Soccer Hall of Fame (Oneonta, New York), and outdoor recreation such as camping, hunting, fishing, and skiing bring seasonal activity to several communities within our market area. The Bank's Main Office in Oneonta, New York is approximately 70 miles Southwest of Albany, New York, the state's capital, and 180 miles northwest of New York City.

Our primary market area consists of four rural counties in central New York, namely Otsego, Delaware, Schoharie and Chenango counties. The estimated population of our four county primary market area is 192,000. Between the 1990 and 2000 U.S. Government census the area population increased by less than 1%. Approximately, 15.9% of the individuals that reside in our four county primary market area are over the age of 65, as compared to a national average of 12.4%. In 1999 (the latest available statistics) the per capita income for the four county region was approximately $17,002. This is approximately 80% of the United States national average for 1999 of $21,181 and 73% of the New York state average of $23,389 for the same period. Private non-farm employment increased by less than 1% between 1990 and 1999 from 47,604 jobs in 1990 to 47,979 jobs in 1999. Management believes the demographic profile of the primary market area in which we operate has not materially changed through 2003.


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We also operate one full-service branch office in Ulster County, New York.
Although the demographic profile of that county differs from our primary four county market, the town in which we operate our branch is similar to our primary market.

E. LENDING ACTIVITIES

General. The Company, through its subsidiary bank, engages in a wide range of lending activities, including commercial lending primarily to small and mid-sized businesses; mortgage lending for 1-4 family and multi-family properties including home equity loans; mortgage lending for commercial properties; consumer installment and automobile lending and to a lesser extent agricultural lending.

Over the last several decades we have designed and implemented lending strategies and policies that are designed to provide flexibility to meet customer needs, while minimizing losses associated with borrowers' inability or unwillingness to repay loans. The loan portfolio, in general, is fully collateralized, and many commercial loans are further secured by personal guarantees. We do not commonly grant unsecured loans to our customers. Annually, we utilize the services of an outside consultant to conduct on-site reviews of the larger, more complex commercial real estate and commercial loan portfolios to ensure adherence to underwriting standards and loan policy guidelines.

We periodically participate in loan participations with other banks or financial institutions both as an originator and as a participant. A participation loan is generally formed when the aggregate size of a single loan exceeds the originating bank's regulatory maximum loan size or a self-imposed loan limit. We typically make participation loans for commercial or commercial real estate purposes. Although we do not always maintain direct contact with the borrower, credit underwriting procedures and credit monitoring practices associated with participation loans are identical in all material respects to those practices and procedures followed for loans that we originate, service and hold for our own account. We typically buy participation loans from other commercial banks operating within New York State in which we are familiar with their management. Our total participation loans represent less than 10% of the total loans outstanding and is comprised of less than 20 borrowers.

If deemed appropriate for the borrower and for the Bank, we place certain loans in Federal, State or Local Government agency or Government sponsored loan programs. These placements often help reduce our exposure to credit losses and often provide our borrowers with lower interest rates on their loans.

a. Loan Products and Services

Residential Real Estate. Historically, we hold for our own loan portfolio the majority of the residential real estate loans we originate. The terms are typically 15 - 30 years and are usually secured by a first lien position on the home of the borrower. We offer both adjustable rate and fixed rate loans and provide monthly and bi-weekly payment options. The 1-4 family residential loan portfolio primarily consists of owner-occupied primary residence properties and to a lesser extent rental properties for off-campus student housing, which surround each of the local colleges. Our property appraisal process, debt-to-income limits for borrowers, and established loan-to-value limits dictate our residential real estate lending practices. During 2002, we established a relationship with Sun Trust Mortgage Corporation to broker residential mortgages to be more competitive in the interest rate sensitive 15 to 30-year fixed rate consumer mortgage market.

Our home equity loans are typically granted as adjustable rate lines of credit. The interest rate on the line of credit adjusts twice per year and is tied to the Wall Street Journal Prime loan rate. The loan terms generally include a 2nd lien position on the borrower's residence and a 10-year interest only repayment period. At the end of 10-years the home equity line of credit is either renewed by the borrower or placed on a scheduled principal and interest payment plan by the Bank.

Commercial Real Estate. We originate commercial real estate loans to finance the purchase of developed real estate. To a lesser extent, we will also provide financing for the construction of commercial real estate. Our commercial real estate loans are typically larger than those made for residential real estate. The loans are often secured by properties whose tenants include "Main Street" type small businesses, retailers and motels. We also finance properties for commercial office and owner-occupied manufacturing space. Our commercial real estate loans are usually limited to a maximum repayment period of 20 years. Most of our commercial real estate loans are fully collateralized and further secured by the personal guarantees of the property owners. Construction loans are generally granted as a line of credit whose term does not exceed 12-months. We typically advance funds on construction loans based upon an advance schedule to which the borrower agrees, and physical inspection of the premises.

Commercial Loans. In addition to commercial real estate loans, we also make various types of commercial loans to qualified borrowers, including business installment and term loans, lines-of-credit, demand loans, time notes, automobile dealer floor-plan financing, and accounts receivable financing.


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Business installment and term loans are typically provided to borrowers to provide long term working capital or to finance the purchase of a piece of equipment, truck or automobile utilized in their business. We generally limit the term of the borrowing to a period shorter than the estimated useful life of the equipment being purchased. We also place a lien on the equipment being financed by the borrower.

Lines-of-credit are typically provided to meet the short-term working capital needs of the borrowers for inventory and other seasonal aspects of their business. We also offer a "cash management" line of credit that is tied to a borrower's primary demand deposit operating account. Each day, on an automated basis, the borrower's line of credit is paid down with the excess operating funds available in the primary operating account. Upon complete repayment of the line-of-credit excess operating funds are invested in securities on a short-term basis, usually overnight, through a securities repurchase agreement with the Bank.

Demand loans and time notes are often granted to borrowers to provide short term or "bridge" financing for special orders, contracts or projects. These loans are often secured with a lien on business assets, liquid collateral and / or personal guarantees.

On a limited basis we also provide inventory financing or "floor plans" for automobile dealers. Floor plan lines of credit create unique risks that require close oversight by the Bank and its lending personnel. Accordingly, we have developed special procedures for floor plan lines of credit to assure the borrower maintains sufficient inventory collateral at all times.

In 1997 we began offering accounts receivable financing to qualified borrowers through affiliation with a third party vendor specializing in this type of financing. The program allows business customers to borrow funds from the Bank by assigning their accounts receivable to the Bank for billing and collection. The program is supported by limited fraud and credit insurance.

Commercial loans and commercial real estate loans generally involve a higher degree of risk and are more complex than residential mortgages and consumer loans. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. Commercial loan repayment and interest terms are often established to meet the unique needs of the borrower and the characteristics of his business. Typically payments on commercial real estate are dependent upon leases whose terms are shorter than the borrower's repayment period. This places significant reliance upon the owner's successful operation and management of the property. Accordingly, the borrower and we must be aware of the risks that affect the underlying business including, but not limited to, economic conditions, competition, product obsolescence, inventory cycles, seasonality and the business owner's experience and expertise.

Stand-by Letters of Credit. We offer stand-by letters of credit for our business customers. Stand-by letters of credit are not loans. They are guarantees to pay other creditors of the customer should the customer fail to meet certain payment obligations required by the third party creditor. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The issuance of a letter of credit creates a contingent liability for the Bank, which is not recorded on its balance sheet (see Note 11 of the Consolidated Financial Statements provided in Item 13 of this registration statement). Accordingly, a letter of credit will only be issued upon completing our credit review process. We charge our customers a fee for providing this service, which is based on the principal amount of the letter of credit.

Consumer Loans. We offer a variety of consumer loans to our customers. These loans are usually provided to purchase a new or used automobile, motorcycle or recreational vehicle; or make a home improvement. We also make personal loans to finance the purchase of consumer durables or other needs of our customers. The consumer loans are generally offered for a shorter term than residential mortgages because the collateral typically has an estimated useful life of 5 to 10 years and tends to depreciate rapidly. Automobile loans comprise the largest portion of our consumer loan portfolio. The financial terms of our automobile loans are determined by the age and condition of the vehicle and the ability of the borrower to make scheduled principal and interest payments on the loan. We obtain a lien on the vehicle and collision insurance policies are required on these loans. Although we lend directly to borrowers, the majority of our automobile loans are originated through auto dealerships within our primary market area.

We also provide an overdraft line of credit product called ChequeMate, which provides our customers with an option to eliminate overdraft fees should they make an error in balancing their checking account. Our Chequemate lines of credit are typically unsecured and are generally limited to less than $5,000 per account.


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b. Loan Approval Procedures and Authority

General. The Bank's Board of Directors delegates the authority to provide loans to borrowers through the Bank's Loan Policy. The policy is modified, reviewed and approved on an annual basis to assure that lending policies and practices meet the needs of borrowers, mitigate perceived credit risk, and reflect current economic conditions. Currently, we use a four (4) tier structure to approve loans. First, the full Board of Directors of the Bank has authority to approve single loans or loans to any one borrower up to the bank's legal lending limit, which slightly exceeds $9.4 million. The full Board of Directors also approves all loans made to members of the Board of Directors, their family members, and their related businesses when the total loans exceed $500,000.

Second, the Board of Directors, as required by the Bank's by-laws, appoints a Loan and Investment Committee. The Loan and Investment Committee must be comprised of at least three (3) outside directors and meets on an as needed basis, generally bi-weekly. Its lending authority is limited to 50% of the Bank's legal lending limit, which is approximately $4.7 million. The Committee may also make loans up to 100% of the Bank's legal lending limit if the loan is secured by readily marketable collateral such as stocks and bonds. The Loan and Investment Committee is also responsible for ratifying and affirming all loans made that exceed $25,000, approving collateral releases, establishing bid prices for real estate in process of foreclosure, authorizing charge-offs in excess of $7,500, and annually reviewing all lines of credit that exceed all individual loan officer authority. The actions of the Loan and Investment Committee are reported to and ratified by the full Board of Directors each month.

Third, the Board of Directors has authorized the creation of the Officer's Loan Committee. The Officer's Loan Committee is comprised of four voting members, the President & CEO, the two (2) highest-ranking members of the Bank's Loan Division, and the manager of the Credit Department. The Officer's Loan Committee may approve secured and unsecured loans up to 15% of the Bank's legal lending limit (approximately $1.4 million) and loans up to 100% of the Bank's legal lending limit if the loan is secured by readily marketable collateral. The Committee also has the authority to adjust loan rates from time to time as market conditions dictate. Loan charge-offs up to $7,500 and collateral releases within prescribed limits established by the Board of Directors are also approved by the Officer's Loan Committee. All actions of the Officer's Loan Committee are reported to the Loan and Investment Committee for ratification.

Fourth, through the loan policy, individual loan officers are provided specific loan limits by category of loan. Each officer's lending limits are determined based on the individual officer's experience, past credit decisions, and expertise.

Our goal for the loan approval process is to provide adequate review of loan proposals while at the same time responding quickly to customer requests. We complete a credit review and maintain a credit file for each borrower. The purpose of the file is to provide the history and current status of each borrower's relationship and credit standing, so that a loan officer can quickly understand the borrower's status and make a fully informed decision on a new loan request. We require that all business borrowers submit audited, reviewed, or internal financial statements no less than annually.

Loans to Directors and Executive Officers. Loans to members of the Board of Directors (and their related interests) are granted under the same terms and conditions as loans made to unaffiliated borrowers. Any fee that is normally charged to other borrowers is also charged to the members of the Board of Directors. Loans to Executive Officers are limited by banking regulation. There is no regulatory loan limit established for Executive Officers to purchase, construct, maintain or improve a residence or finance the education of their child. However, any loans to Executive Officers, which are not for the construction, improvement or purchase of a residence or not used to finance a child's education or not secured by readily marketable investment collateral are limited to a maximum of $100,000. In addition, we require that all loans made to Executive Officers be reported to the Board of Directors at the next Board of Directors meeting.

c. Credit Quality Practices

General. One of our key objectives is to maintain strong credit quality of the Bank's loan portfolio. We strive to accomplish this objective by maintaining a diversified mix of loan types, limiting industry concentrations, and monitoring regional economic conditions. In addition, we use a variety of strategies to protect the quality of individual loans within the loan portfolio during the credit review and approval process. We evaluate both the primary and secondary sources of repayment and complete financial statement review and cash flow analysis for commercial borrowers. We also generally require personal guarantees on small business loans, cross-collateralize loan obligations, complete on-site inspections of the business, and require the company to adhere to financial covenants. Similarly, in the event a modification to an outstanding loan is requested, we reevaluate the loan under the proposed terms prior to making the modification. If we approve the modification, we often secure additional collateral or impose stricter financial covenants. In the event a loan becomes delinquent we follow collection procedures to assure repayment. If it becomes necessary to repossess or foreclose on collateral, we strive to execute the proceedings in a timely manner and dispose of the repossessed or


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foreclosed property quickly to minimize the level of non-performing assets, subsequent asset deterioration, and costs associated with monitoring the collateral.

Delinquent Loans and Collection Procedures. When a borrower fails to make a required payment on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. Our Chief Credit Officer continuously monitors the past due status of the loan portfolio. Individual delinquencies are reported to the Director's Loan and Investment Committee at least monthly and the overall delinquency levels to the Board of Directors at least quarterly. Separate collection procedures have been established for residential mortgage, consumer, and commercial and commercial real estate loans.

On residential mortgage loans fifteen (15) days past due we send the borrower a notice which requests immediate payment. At twenty (20) days past due the borrower is usually contacted by telephone by an employee of the Bank. The borrower's response and promise to pay is recorded. At sixty (60) days or more past due, if satisfactory repayment arrangements are not made with the borrower, generally, an attorney letter will be sent and foreclosure procedures will begin.

On consumer loans ten (10) days past due we send the borrower a notice which requests immediate payment. If the loan remains past due, an employee of the Bank's Collection Department or the approving Loan Officer will usually contact the borrower before day thirty (30) of past due status. Loans sixty to ninety (60 - 90) days past due are generally subject to repossession.

We send past due notices to borrowers with commercial term loans, demand notes and time notes (including commercial real estate) when the loan reaches ten (10) days past due. Between day fifteen and day thirty (15 - 30) borrowers are contacted by telephone by an employee of the Bank's Collection Department or by the approving Loan Officer to attempt to return the account to current status. After thirty (30) days past due the loan officer and senior loan officer decide whether to pursue further action against the borrower.

Loan Portfolio Monitoring Practices. Our loan policy requires that the Chief Credit Officer continually monitor the status of the loan portfolio, by regularly reviewing and analyzing reports, which include information on delinquent loans, criticized loans and foreclosed real estate. We risk rate our loan portfolios and individual loans based on their perceived risks and historical losses. For commercial borrowers whose aggregate loans exceed $50,000 we assign an individual risk rating annually. We arrive at a risk rating based on current payment performance and payment history, the current financial strength of the borrower, and the value of the collateral and personal guarantee. Loans classified as "substandard" typically exhibit some or all of the following characteristics:

            o     the borrower lacks current financial information,

            o     the business of the borrower is poorly managed,

            o the borrower's business becomes highly-leveraged or appears to be insolvent,

            o the borrower exhibits inadequate cash flow to support the debt service,

            o     the loan is chronically delinquent, or

            o the industry in which the business operates has become unstable or volatile

Loans we classify as "special mention" are loans that are generally performing, but the borrower's financial strength appears to be deteriorating. Loans we categorize as a "pass" are generally performing per contractual terms and exhibit none of the characteristics of special mention or substandard loans.

Allowance for Loan Loss. The allowance for loan losses is an amount, which, in the opinion of management, is necessary to absorb probable losses inherent in the loan portfolio. We continually monitor the allowance for loan losses to determine its reasonableness. At each quarter end our Chief Credit Officer prepares a formal assessment of the allowance for loan loss and submits it to the full Board of Directors to determine the adequacy of the allowance. The allowance is determined based upon numerous considerations. For the consumer, residential mortgage and small commercial loans we consider local economic conditions, the growth and composition of the loan portfolio, the trend in delinquencies and the trend in loan charge-offs and non-performing loans. Based on these factors, we estimate the probable or "embedded" losses in the loan portfolio. On large commercial loans, we take into consideration the specific characteristics of the loan including the borrower's payment history, business conditions in the borrower's industry, the collateral and guarantees securing the loan, and our historical experience with similarly structured loans. We then assign an estimated loss percentage based on these characteristics. The adequacy of our allowance for loan losses is also reviewed by our primary regulatory agency, the Office of the Comptroller of the Currency (the "OCC"), on a periodic basis. Their comments and recommendations are factored into the determination of the allowance for loan loss.

The allowance for loan losses is increased by the provision for loan losses, which is recorded as an expense on our income statement. Charge-offs are recorded as a reduction in the allowance for loan loss. Recoveries are recorded as an increase in the allowance for loan losses.

Non-Performing Loans. There are three categories of non-performing loans, (i) those 90 or more days delinquent and still accruing interest, (ii) non-accrual loans, and (ii) troubled debt restructured loans ("TDR"). We place individual loans on non-accrual status when timely collection of contractual principal and interest payments is doubtful. This generally occurs when a loan becomes ninety
(90) days delinquent. When deemed prudent, however, we will place loans on non-accrual status before they become 90-days delinquent. Conversely, on occasion, we maintain loans on accrual status even though they have become 90 or more days delinquent. Upon being placed on non-accrual status, we reverse all interest accrued in the current year against interest income. Interest accrued and not collected from a prior year is charged-off through the allowance. If ultimate repayment of a non-accrual loan is expected, any payments received may be applied in accordance with contractual terms. If ultimate repayment of principal is not expected, any payment received on the non-accrual loan is applied to principal until ultimate repayment becomes expected.

A loan is considered to be a troubled debt restructured loan when we grant a special concession to the borrower because the borrower's financial condition has deteriorated to the point where servicing the original loan under the original terms becomes difficult or detrimental to the financial condition of the business. Such concessions include the reduction of interest rates, forgiveness of principal or interest, or other similar modifications to the original terms. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from TDR status after a period of performance.

Our goal is to minimize the number of non-performing loans because of their negative impact on the Company's earnings.

Foreclosure and Repossession. At times it becomes necessary to foreclose or repossess property that a delinquent borrower pledged as collateral on a loan. Upon concluding foreclosure or repossession procedures we take title to the collateral and attempt to dispose of it in the most efficient manner possible. Real estate properties formerly pledged as collateral on loans, which we have acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure are called Other Real Estate Owned (hereinafter referred to as "OREO"). OREO is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. Write-downs from the unpaid loan balance to fair value are charged to the allowance for loan losses. The proceeds from the sale of the foreclosed or repossessed collateral are applied against the outstanding loan balance of the delinquent borrower.

Loan Charge-Offs. We charge-off loans or portions of loans that we deem non-collectible and can no longer justify carrying as an asset on the Bank's balance sheet. We determine if a loan should be charged-off by analyzing all possible sources of repayment. Once the responsible Loan Officer determines the loan is not collectible he / she completes a "Recommendation for Charge-off" form, which is subsequently reviewed and approved by the Bank's Loan and Investment Committee (or by the Officer's Loan Committee for charge-offs less than $7,500).

F. INVESTMENT SECURITIES ACTIVITIES

General. The Bank's Board of Directors has final authority and responsibility for all aspects of the Bank's investment activities. It exercises this authority by setting the Bank's Investment Policy each year and appointing the Loan and Investment Committee to monitor adherence to the policy. The Board of Directors delegates its powers by appointing designated investment officers to purchase and sell investment securities for the account of the Bank. The CEO and the Chief Investment Officer have the authority to make investment purchases within the limits set by the Board of Directors. All investment securities transactions are reviewed by the Loan and Investment Committee, as well as the Board of Directors on a monthly basis.

The Bank's investment securities portfolio is primarily comprised of high-grade fixed income debt instruments. Investment purchases are generally made when we have funds that exceed the present demand for loans. Our primary investment objectives are to:

      (i)   minimize risk through strong credit quality,

      (ii)  provide liquidity to fund loans and meet deposit run-off,

      (iii) diversify the Bank's assets

      (iv)  generate a favorable investment return,

      (v) meet the pledging requirements of State, County and Municipal depositors,

      (vi)  manage the risk associated with changing interest rates, and

      (vii) match the maturities of securities with deposit and borrowing maturities

Our current investment policy generally limits securities investments to U.S. Government, agency and sponsored entity securities, corporate debt, municipal bonds, pass-through mortgage backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae, and collateralized mortgage obligations (issued by these same agencies).

The investment securities we hold are classified as held-to-maturity, trading, or available-for-sale, depending on the purposes for which the investment securities were acquired and are being held. Securities held-to-maturity are debt securities that the Company has both the positive intent and ability to hold to maturity. These securities are stated at amortized cost. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income or loss. It is the Bank's general policy not to hold trading securities.

On a daily basis we buy and sell overnight Federal Funds to and from our correspondent banks. Federal Funds are unsecured general obligations of the purchasing bank and therefore subject to credit risk. To mitigate this risk, we monitor the financial strength of our correspondent banks on a continuous basis. Financial strength rating reports of each correspondent bank are formally reviewed by the Bank's management on a quarterly basis.

From time to time we purchase and hold certificates of deposit with banks domiciled in the United States. These obligations are all fully insured by the Federal Deposit Insurance Corporation ("FDIC").

On a limited basis, we also invest in permissible types of equity securities.

G. SOURCES OF FUNDS

General. The Bank's lending and investment activities are highly dependent upon the Bank's ability to obtain funds. Our primary source of funds is customer deposits. To a lesser extent we have borrowed funds from the FHLBNY and enter into repurchase agreements to fund our loan and investment activities.

Deposits. We offer a variety of deposit accounts to our customers. The fees, interest rates and terms of each deposit product vary to meet the unique needs and requirements of our depositors. Presently, we offer a variety of accounts for consumers, businesses, not-for-profit businesses and municipalities including: demand deposit accounts, interest bearing transaction accounts, money market accounts, statement savings accounts, passbook savings accounts and fixed and variable rate certificates of deposit. The majority of our deposit accounts are owned by individuals and businesses who reside near our branch locations. Municipal deposits are generally derived from the local and county taxing authorities, school districts near our branch locations and, to a limited degree, New York State public funds. Accordingly, deposit levels are dependent upon regional economic conditions as well as, more general national and statewide economic conditions, local competition and our pricing decisions.

Borrowed Funds. From time to time we borrow funds to finance our loan and investment activities. Most of our borrowings are with the FHLBNY. These advances are secured by a general lien on our eligible 1-4 family residential mortgage portfolio or specific investment securities collateral. We determine the maturity and structure of each advance based on market conditions at the time of borrowing and the interest rate risk profile of the loans or investments being funded.

We also utilize repurchase agreements to fund our loan and investment activities. Repurchase agreements are contracts for sale of securities owned or borrowed by us, with an agreement with the counter party to repurchase those securities at an agreed upon price and date.

Deposit account structures, fees and interest rates, as well as, funding strategies are determined by the Bank's Asset and Liability Committee ("ALCO"). The ALCO is comprised of the Bank's senior managers and meets on a bi-weekly basis. The ALCO reviews general economic conditions, the Bank's need for funds, and local competitive conditions prior to establishing funding strategies and interest rates to be paid. The actions of the ALCO are reported to the Director's Loan and Investment Committee at their regularly scheduled meetings.

H. ELECTRONIC AND PAYMENT SERVICES

General. We offer a variety of electronic services for our customers. Most of the services are provided for convenience purposes and are typically offered in conjunction with a deposit or loan account. Certain electronic and payment services are provided using marketing arrangements and third party services, branded with the Wilber National Bank name. These services often provide us with additional sources of fee income or reduce our operating and transaction expenses. Our menu of electronic and payment services include point of sale transactions, debit card payments, ATMs, merchant credit and debit card processing, Internet banking, Internet bill pay services, voice response, wire transfer services, automated clearing house services, direct deposit of Social Security and other payments, loan autodraft payments, and cash management services.

I. TRUST AND INVESTMENT SERVICES

General. We offer various personal Trust and Investment services through our Trust and Investment Division including both fiduciary and custodial services. At December 31, 2002 and December 31, 2001 we had $258.4 million and $292.2 million respectively of assets under management in the Bank's Trust and Investment Division. The following chart summarizes the Trust and Investment Division assets under management as of the dates noted:

Trust Assets Summary Table:

                                             ---------------------------------------------------
dollars in thousands                                            December 31
                                             ---------------------------------------------------
                                                       2002                       2001
                                             ---------------------------------------------------
                                              Number of    Estimated     Number of     Estimated
                                              Accounts       Market      Accounts        Market
                                                             Value                       Value
------------------------------------------------------------------------------------------------
Trusts                                           317        $124,532        311        $146,378
------------------------------------------------------------------------------------------------
Estates                                            8           2,455         13           4,123
------------------------------------------------------------------------------------------------
Custodian, Investment Management and Others      214         131,751        206         141,735
------------------------------------------------------------------------------------------------
Total                                            539        $258,378        530        $292,236
------------------------------------------------------------------------------------------------

We also provide investment services through a third party provider, INVEST Financial Corp., for the purchase of mutual funds and annuities.

J. INSURANCE SERVICES

General. In 1998, the Bank established an insurance agency through a joint venture with a regional independent insurance agency. The agency, Mang - Wilber, LLC, is licensed to sell, within New York State, various insurance products, including life, health, property and casualty insurance products to both consumers and businesses. The principal office of the agency is in Sidney, New York with satellite sales offices in Oneonta, New York (the Bank's Main Office), Walton, New York (doing business as Mang - Sholes Insurance) and our Cobleskill branch office.

We also offer credit life and disability insurance through an affiliation with the New York Bankers Association. The insurance is typically offered to and purchased by consumers securing a mortgage or consumer loan through the Bank. In addition, we offer title insurance through New York Bankers Title Agency East, LLC. Title insurance is sold in conjunction with origination of residential and commercial mortgages. We own an interest in New York Bankers Title Agency East, LLC and receive profit distributions based upon the overall performance of the agency.

K. SUPERVISION AND REGULATION

The following generally describes the regulation to which the Company and its subsidiaries are subject. Bank holding companies and banks are extensively regulated under both federal and state law. To the extent that the following information summarizes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular laws and regulations. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company.

The Company is a registered bank holding company within the meaning of the BHCA and is subject to regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board). Wilber National Bank is a nationally chartered bank and is subject to supervision and examination by the OCC, a division of the United States Treasury Department. The Bank is also subject to certain banking laws and regulations of New York State. The Bank's insurance agency subsidiary, Mang - Wilber LLC is subject to New York State insurance laws and regulations. The Bank is a member of the Federal Reserve System and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per depositor. The BHCA generally prohibits the Company from engaging, directly or indirectly, in activities other than banking, activities closely related to banking, and certain other financial activities. Under the BHCA, a bank holding company must obtain Federal Reserve Board approval before acquiring, directly or indirectly, 5% or more of the voting shares of another bank or bank holding company (unless it already owns a majority of such shares). Bank holding companies are able to acquire banks or other bank holding companies located in all 50 states, and 48 of the 50 states permit banks headquartered in other states to branch into their states, although in some cases only by acquisition of existing banks in such states. As a result of the Gramm-Leach-Bliley Act of 1999 ("GLBA"), bank holding companies are now permitted to affiliate with a much broader array of other financial institutions than was previously permitted, including insurance companies, investment banks and merchant banks. See Item 1.L., "Legislative Developments." of this document for additional information on the GLBA.

An important area of banking regulation is the establishment by federal regulators of minimum capitalization standards. The Federal Reserve Board has adopted various "capital adequacy guidelines" for its use in the examination and supervision of bank holding companies. The risk based capital guidelines assign risk weightings to all assets and certain off-balance sheet items and establish an 8% minimum ratio of qualified total capital to the aggregate dollar amount of risk weighted assets (which is almost always less than the dollar amount of such assets without risk weighting). At least half of total capital must consist of "Tier 1" capital, which comprises common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. Up to half of total capital may consist of so called "Tier 2" capital, comprising a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of the allowance for loan losses. The Federal Reserve Board's other important guideline for measuring a bank holding company's capital is the leverage ratio standard, which establishes minimum limits on the ratio of a bank holding company's "Tier 1" capital to total tangible assets (not risk-weighted). For top rated holding companies, the minimum leverage ratio is 3%, but lower rated companies may be required to meet substantially greater minimum ratios. The Bank is also subject to similar capital requirements adopted by its primary federal regulator, the OCC.

Under applicable law, federal banking regulators are required to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. The regulators have established five capital classifications for banking institutions, the highest being "well capitalized." Under regulations adopted by the federal bank regulators, a banking institution is considered "well capitalized" if it has a total risk adjusted capital ratio of 10% or greater, a Tier 1 risk adjusted capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any regulatory order or written directive regarding capital maintenance. The Company and the Bank each qualify as "well capitalized." The capital ratios of the Company and the Bank are set forth in Note 13 of the Consolidated Financial Statements contained within Item 13 of this document.

A bank holding company's ability to pay dividends or repurchase its outstanding stock, as well as its ability to expand its business through acquisitions of additional banking organizations or permitted non-bank companies, may be restricted if capital falls below these minimum capitalization standards or other informal capital guidelines that the regulators may apply from time to time to specific banking organizations. In addition to these potential regulatory limitations on the payment of dividends, the Company and the Bank's ability to pay dividends is subject to various restrictions under applicable corporate laws. The ability of the Company and the Bank to pay dividends in the future is, and is expected to continue to be, influenced by regulatory policies, capital guidelines and applicable law.

In cases where banking regulators have significant concerns regarding the financial condition, assets or operations of a bank or bank holding company, the regulators may take enforcement action or impose enforcement orders, formal or informal, against the organization. Neither the Company nor the Bank is now, nor has been within the past year, subject to any formal or informal regulatory enforcement action or order.

L. COMPETITION

We face competition in all the markets we serve. Traditional competitors are other local commercial banks, savings banks, savings and loan institutions and credit unions, as well as local offices of major regional and money center banks. Also, non-banking financial organizations, such as consumer finance companies, mortgage brokers, insurance companies, securities firms, money market funds, and mutual funds and credit card companies offer substantive equivalents of transaction accounts and various loan and financial products. As a result of the GLBA (discussed further in Item 1.M., below), other non-banking financial organizations now may be in a position not only to offer comparable products to those offered by the Company, but actually to establish, acquire or affiliate with commercial banks themselves.

M. LEGISLATIVE DEVELOPMENTS

The Sarbanes Oxley Act ("SOX"), signed into law on July 30, 2002, adopted a wide range of measures applicable to publicly traded companies. Generally, SOX seeks to improve the quality of financial reporting of these companies, strengthen the independence of their auditors, and compel them to adopt good corporate governance practices. SOX places substantial additional duties on directors, officers, auditors and attorneys of public companies. Among other specific measures, SOX requires that Chief Executive Officers and Chief Financial Officers certify periodically to the Securities and Exchange Commission ("SEC") the accuracy of the company's financial statements and the integrity of its internal controls. SOX also accelerates insiders' reporting obligations for transactions in company securities, restricts certain executive officer and director transactions, imposes new obligations on corporate audit committees, and provides for enhanced review of company filings by the SEC. As part of the general effort to improve public company auditing, SOX placed limits on consulting services that may be performed by a company's independent auditors and created a Public Company Accounting Oversight Board, which will set auditing standards, inspect registered public accounting firms, and possess enforcement powers, subject to oversight by the SEC.

In November 1999, Congress enacted the GLBA, which permitted bank holding companies to engage in a wider range of financial activities. Under GLBA for example, bank holding companies may underwrite all types of insurance and annuity products and all types of securities products and mutual funds, and may engage in merchant banking activities. Bank holding companies that wish to engage in these or other newly-permitted financial activities generally must do so through separate "financial" subsidiaries and may themselves be required to register (and qualify to register) as a "financial holding company." A bank holding company that does not register as a financial holding company will remain a bank holding company subject to substantially the same regulatory restrictions and permitted activities as applied to bank holding companies prior to GLBA (See Item 1.K., "Supervision and Regulations," above). The Company has not elected to become a "financial holding company" but continues to evaluate the opportunities provided by GLBA. Under GLBA, as well as the Fair Credit Reporting Act amendments of 1996, all financial institutions have become subject to more stringent customer privacy regulations.

In 1995, the federal bank regulatory authorities promulgated a set of revised regulations addressing the responsibilities of banking organizations under the Community Reinvestment Act ("CRA"). The revised regulations place additional emphasis on the actual experience of a bank in making loans, providing other banking services and making qualified investments in low and moderate-income areas and to low to moderate-income individuals and families within its service area as the key determinants in evaluation of the bank's compliance with the statute. As in the prior regulations, bank regulators are authorized to bring enforcement actions against banks under the CRA only in the context of bank expansion or acquisition transactions. The Bank currently maintains a SATISFACTORY rating for CRA.

The FDIC levies assessments on the Bank's deposit accounts. In 1996 Congress enacted the Deposit Insurance Funds Act, under which deposits insured by the Bank Insurance Fund ("BIF"), such as the deposits of Wilber National Bank, are subject to assessment for payment on bond obligations financing the FDIC's Savings Association Insurance Fund ("SAIF") at a rate 1/5 the rate paid on deposits by SAIF-insured thrift institutions. Accordingly, the deposits of the Bank were assessed an additional 1.160 cents per $100 of insured deposits in 1999, 1.220 cents per $100 of insured deposits in 1998 and an additional 1.256 cents in 1997. Beginning in 2000, the BIF and SAIF rates were equalized. For institutions with the lowest risk classification (including this Bank) the BIF rate increased to 2.120 and the SAIF rate decreased from 5.800 to 2.120. The rate is adjusted quarterly, depending on the need of the fund. At December 31, 2002 the rate had decreased to 1.680 cents per $100 of insured deposits. At September 30, 2003 the rate was 1.520 cents per $100 of insured deposits.

Various federal bills that would significantly affect banks are introduced in Congress from time to time. The Company cannot estimate the likelihood of any currently pending banking bills being enacted into law, or the ultimate effect that any such potential legislation, if enacted, would have upon its financial condition or results of operations.

Item 2: Financial Information

A. GENERAL

The primary objective of this financial review is to provide an overview of the financial condition and results of operations of The Wilber Corporation and its subsidiaries for each of the years in the three-year period ended December 31, 2002 and the nine-month periods ended September 30, 2003 and 2002. This discussion and tabular presentations should be read in conjunction with the accompanying Consolidated Financial Statements and Notes presented in Item 13 of this document.

Our financial performance is heavily dependent upon net interest income, which is the difference between the interest income earned on our loans and investment securities less the interest paid on our deposits and borrowings. Results of operations are also affected by the provision for loan losses, investment securities sales, service charges and penalty fees on deposit accounts, fees collected for trust and investment services, insurance commissions, and income on bank-owned life insurance. Our non-interest expenses primarily consist of employee salaries and benefits, occupancy and equipment expense, marketing expense, technology expense and other expenses. Results of operations are also influenced by general economic and competitive conditions (particularly changes in interest rates), government policies, changes in Federal or State tax law, and the actions of our regulatory authorities.

Critical Accounting Policies. Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. While management's current evaluation of the allowance for loan losses indicates that the allowance is adequate, under adversely different conditions or assumptions, the allowance would need to be increased. For example, if historical loan loss experience significantly worsened or if current economic conditions significantly deteriorated, additional provisions for loan losses would be required to increase the allowance. In addition, the assumptions and estimates used in the internal reviews of the Company's non-performing loans and potential problem loans has a significant impact on the overall analysis of the adequacy of the allowance for loan losses. While management has concluded that the current evaluation of collateral values is reasonable under the circumstances, if collateral evaluations were significantly lowered, the Company's allowance for loan losses would also require additional provisions for loan losses.

The Company's policy on the allowance for loan losses is disclosed in Note 1 of the Consolidated Financial Statements. A more detailed description of the allowance for loan losses is included in Item 2 C.a.i. and C.a.ii. of this registration statement. All accounting policies are important, and as such, the Company encourages the reader to review each of the policies included in Note 1 of the Consolidated Financial Statements (provided in Item 13 of this document) to obtain a better understanding of how the Company's financial performance is reported.

B. SUMMARY OF SELECTED FINANCIAL DATA

The comparability of the information provided in the following table has not been materially impacted by any significant business combinations, dispositions of business operations or accounting changes other than those provided in the footnotes. However, all per share financial information contained in this document, as well as, all exhibits, were restated to reflect a 4:1 stock split approved on September 5, 2003.

Summary Table of Selected Financial Data:

                      The Wilber Corporation and Subsidiary
                  (Dollars in Thousands, Except Per Share Data)

                                            As of and for the 9-
                                            month Periods Ended
                                                September 30,              As of and for the 12-month Period Ended December 31,
                                                 (Unaudited)         --------------------------------------------------------------
                                              2003         2002         2002         2001         2000          1999         1998
                                           ----------------------    --------------------------------------------------------------

Consolidated Statements of
Income Data:
 Interest Income                           $  29,178    $  31,289    $  41,636    $  42,293    $  42,326     $  41,356    $  41,129
 Interest Expense                             10,839       13,112       17,170       20,449       21,438        20,320       20,958
 Net Interest Income                          18,339       18,177       24,466       21,844       20,888        21,036       20,171
                                           ----------------------    --------------------------------------------------------------
 Provision for Loan Losses                     1,205        1,440        1,920        1,540        1,680         1,920        1,330
 Net Interest Income After Provision
for Loan Losses                               17,134       16,737       22,546       20,304       19,208        19,116       18,841
 Other Income                                  3,516        3,667        4,776        4,555        4,369         4,285        3,949
 Net Gains (Losses) on Securities
Transactions                                     740          296          488          279           (1)            3            1
 Other Expense (1)                            12,390       11,117       15,959       13,994       12,736        12,529       12,510
                                           ----------------------    --------------------------------------------------------------
 Income Before Provision for Income Taxes      9,000        9,583       11,851       11,144       10,840        10,875       10,281
 Provision for Income Taxes                    2,488        2,734        3,289        3,098        2,982         3,061        2,973
                                           ----------------------    --------------------------------------------------------------
 Net Income                                $   6,512    $   6,849    $   8,562    $   8,046    $   7,858     $   7,814    $   7,308
                                           ======================    ==============================================================

Earnings Per Common Share: (2)
 Basic                                     $    0.58    $    0.61    $    0.76    $    0.71    $    0.68     $    0.66    $    0.59

                      The Wilber Corporation and Subsidiary
                  (Dollars in Thousands, Except Per Share Data)

                                            As of and for the 9-
                                            month Periods Ended
                                                September 30,              As of and for the 12-month Period Ended December 31,
                                                 (Unaudited)         --------------------------------------------------------------
                                              2003         2002         2002         2001         2000          1999         1998
                                           -----------------------   --------------------------------------------------------------

Per Common Share: (2)
 Cash Dividends                                 0.28         0.27         0.38         0.35         0.35          0.33         0.31
 Book Value                                     5.66         5.62         5.61         4.92         4.51          4.09         4.26
 Tangible Book Value (3)                        5.38         5.33         5.32         4.88         4.39          3.98         4.12

Consolidated Period-End Balance
Sheet Data:
 Total Assets                              $ 739,780    $ 712,757    $ 708,894    $ 626,787    $ 560,089     $ 570,577    $ 560,024
 Securities Available-for-Sale               277,748      240,320      234,542      188,712      111,329       129,182      134,804
 Securities Held-to-Maturity                  38,500       49,712       42,837       46,017       74,888        84,086       89,096
 Loans                                       353,446      346,120      358,295      329,544      324,758       323,580      303,623
 Nonperforming Assets                          4,139        2,706        3,160        4,137        4,243         4,490        4,919
 Deposits                                    591,586      557,470      549,081      491,012      439,408       454,181      439,595
 Federal Home Loan Bank Advances              61,485       65,954       73,346       62,512       50,500        48,900       48,321
 Other Borrowed Funds                         15,868       16,387       13,260       10,530       13,765        15,460       14,589
 Shareholder's Equity                         63,456       63,261       63,162       55,827       51,526        47,441       51,479

Selected Key Ratios:
Return on Average Assets                        1.20%        1.34%        1.25%        1.36%        1.42%         1.37%        1.33%
Return on Average Equity                       13.66%       15.66%       14.36%       14.91%       16.20%        15.71%       13.90%
Dividend Payout                                47.18%       44.52%       49.89%       49.47%       51.21%        50.06%       52.70%

(1) Amortization of goodwill was discontinued effective January 1, 2002 upon third quarter adoption of SFAS No. 147.

(2) Per share amounts have been adjusted for the 4:1 stock split approved on September 5, 2003 and the 4:1 stock split completed in February 1998.

(3) Tangible book value excludes from total equity intangible assets, which include goodwill and intangible assets associated with prior business combinations.

C. MANAGEMENT'S DISCUSSION AND ANALYSIS

a. Financial Condition

i. Comparison of Financial Condition at September 30, 2003 and December 31, 2002

       Please refer to the Consolidated Financial Statements presented in
                            Item 13 of this document.

Asset Composition.

The Company's assets are comprised of earning and non-earning assets. Earning assets include the Company's investment securities, loans, interest-bearing deposits at other banks and Federal Funds sold. Non-earning assets include the Company's real estate and other assets acquired as the result of foreclosure, facilities, equipment, intangibles, non-interest bearing deposits at other banks, and cash. The Company generally maintains between 92 - 95% of its Total Assets in earning assets.

Total Assets

During the first nine months of 2003 the Total Assets of the Company increased $30.8 million or 4.3%, from $709.0 million at December 31, 2002 to $739.8 million at September 30, 2003. The modest growth in assets was driven primarily by an increase in customer deposits. Total deposits at December 31, 2002 were $549.1 million, as compared to, $591.6 million at September 30, 2003, a 7.7% increase.

The proceeds from deposits were primarily invested in the investment securities portfolio. At December 31, 2002 total investment securities totaled $277.4 million. By comparison, at September 30, 2003 total investment securities totaled $316.2 million, an increase of $38.9 million or 14.0%. Total loans actually decreased between the two periods from $358.3 million at December 31, 2002 to $353.4 million at September 30, 2003, a $4.8 million or 1.34% decrease.

Investment Securities

During the nine month period ended September 30, 2003 the investment portfolio increased by $38.9 million or 14.0% to $316.2 million. During the period we reduced corporate bond holdings and substantially increased our holdings of mortgage-backed securities and obligations of States and Political Subdivisions, i.e., municipal bonds. Specifically, the estimated fair value of the mortgage-backed securities portfolio available for sale, which includes both mortgage pass-through securities and collateralized mortgage obligations increased from $146.6 million at December 31, 2002 to $196.5 million at September 30, 2003, a $50.0 million or 34.1% increase. Similarly, the estimated fair value of municipal bonds available for sale increased from $39.6 at December 31, 2002 to $54.4 million at September 30, 2003, a $14.8 million or 37.3% increase. The estimated fair value of Corporate Bonds available for sale decreased from $24.8 million at December 31, 2002 to $16.1 million at September 30, 2003 due to the sale of certain securities in which the issuer, in management's opinion, posed moderate levels of credit risk.

At December 31, 2002, the net unrealized gain on the available-for-sale investment securities portfolio was $7.0 million. By comparison, at September 30, 2003 the net unrealized gain on the available-for-sale investment securities portfolio decreased to $2.6 million. The net unrealized gain on the available-for-sale investment securities portfolio decreased during the nine-month period ended September 30, 2003 due to the replacement of matured, called and sold higher-yield investment securities with lower-yield investment securities; and the subsequent unrealized losses recorded on the new securities as interest rates increased during the third quarter.

The mortgage-backed securities held-to-maturity, which are carried at amortized cost, decreased from $39.6 million at December 31, 2002 to $32.6 million at September 30, 2003. The historically high level of residential mortgage prepayments accelerated the principal repayments on these securities resulting in a $7.0 million or 17.7% reduction in the balance outstanding.

Municipal bonds held-to-maturity increased from $3.2 million at December 31, 2002 to $6.0 million at September 30, 2003 because management placed newly purchased municipal bonds with greater than a 5-year maturity in the held-to-maturity category to mitigate a significant decrease in stockholders' equity should interest rates increase in future periods.

At September 30, 2003, 99.7% of the securities held in the Bank's bond portfolio were rated "A" or better by Moodys credit rating service; 89.2% were rated AAA.

At September 30, 2003 the weighted average maturity for all of the Bank's available-for-sale and held-to-maturity debt securities was 2.0 years. By comparison at December 31, 2002 the weighted average maturity of the Bank's available-for-sale and held-to-maturity debt securities was 2.5 years. Historically low residential mortgage interest rates resulted in high levels of mortgage refinancing activity during the first three quarters months of 2003. This increased the prepayment levels on the Bank's mortgage backed securities portfolio and shortened the average life of the Bank's mortgage-backed securities portfolio.

At September 30, 2003 we also held $4.6 million of equity securities including:
$135 thousand of Federal Reserve Bank of New York stock, $3.085 million in FHLBNY stock, $733 thousand equity interest in a Small Business Investment Company, Meridian Venture Partners II, L.P, $64 thousand in a money market mutual fund, $36 thousand in New York Business Development Corp. stock and $582 thousand of common stock of other banking institutions. At December 31, 2002 equity securities totaled $5.1 million, at estimated fair value. The slight reduction in other equity securities was due to mandatory redemptions of FHLBNY stock.

Interest Bearing Bank Balances and Federal Funds Sold

In the normal course of business we sell and purchase Federal Funds to and from other banks to meet our daily liquidity needs. Because the funds are generally an unsecured obligation of the counter party, we only sell Federal Funds to well-capitalized banks that carry strong credit ratings. During the nine-month period ended September 30, 2003 the Interest Bearing Bank Balances and Federal Funds Sold averaged $32.7 million. By comparison, during the twelve-month period ended December 31, 2002, the interest bearing bank balances and Federal Funds Sold averaged $34.1 million. Although the average balance from period to period did not change significantly, the composition of the portfolio did change. During the nine-month period ended September 30, 2003 we maintained a daily Federal Fund sold position of generally between $10.0 and $30.0 million, with a daily average for the period of $17.9 million. This exceeded the Bank's average Federal Funds sold position maintained during the twelve-month period ended December 31, 2002 of $14.0 million by $3.9 million.

By comparison, average Interest Bearing Bank Balances decreased from $20.2 million for the twelve-month period ended December 31, 2002, as compared to $14.8 million for the nine-month period ended September 30, 2003. The increase in the average Federal Funds sold position is primarily due to increased principal prepayment levels primarily in the Bank's loan and investment security portfolios, the sale of investment securities and significant increases in deposit liabilities. The decrease in the interest bearing bank balances from period to period is primarily due to the maturity of the Bank's portfolio of FDIC-insured bank certificates of deposit.

At September 30, 2003 we held a portfolio of FDIC insured certificates of deposit with other banks headquartered throughout the United States. At September 30, 2003 this portfolio was $13.0 million versus $16.0 million at December 31, 2002. We purchased the certificates of deposit during December 2000 and January 2001 as part of an investment arbitrage strategy. Specifically, these certificates of deposit were funded by borrowings secured by the Bank at FHLBNY (a/k/a "advances") of the same amount with nearly identical maturity terms. The cost of the borrowings are 0.70 - 0.75% below the yield on the like maturity certificates of deposit. All of the certificates of deposit will mature by January 2006.

Loan Portfolio

General. The bank's total loan portfolio decreased by 1.4% or $4.9 million, from $358.3 million at December 31, 2002 to $353.4 million at September 30, 2003. Although there was no significant change in the total loan portfolio between the two periods, the composition of the portfolio has changed. Consumer and residential mortgage loans outstanding each declined due to a very competitive pricing environment for both automobile loans and residential mortgages. Total loans outstanding in these two portfolios decreased from $187.7 million at December 31, 2002 to $179.0 million at September 30, 2003, an $8.7 million or 4.7% decrease. We ceded both consumer and residential mortgage loans to competition in a very low interest rate environment to mitigate interest rate risk. During the first nine months of 2003 automobile manufacturers and their captive finance companies provided cash rebate incentives on new car purchases and / or maintained very low new car financing rates, which have negatively impacted the purchase of used vehicles. The lower levels of used vehicle purchases, in turn, reduced our origination of consumer loans. Similarly, residential mortgage providers that have the capability to originate and sell conforming mortgages to the secondary market lowered their interest rates to levels below our minimum interest rate threshold for 15 to 30-year fixed rate mortgages thereby reducing our origination of new residential mortgage loans during the first nine months of 2003.

Conversely, during the first nine months of 2003 we increased our commercial, commercial real estate and agricultural loans outstanding. Loans outstanding in these three loan types increased from $170.6 million at December 31, 2002 to $174.4 million at September 30, 2003, a $3.9 million or 2.3% increase. Most of this increase is due to an expansion of our small business lending services outside of our primary five county market area.

Commitments and Lines of Credit. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Since most of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit represent extensions of credit, but are not recorded on the balance sheet because the commitments were not funded at period end. At September 30, 2003 and December 31, 2002 the total contingent liability for standby letters of credit totaled $7.1 million and $1.6 million, respectively. The increase is primarily due to the issuance of one $4.8 million standby letter of credit for the construction of assisted living housing project financed through a regional industrial development agency. At September 30, 2003 and December 31, 2002, the fair value of the Bank's standby letters of credit are not material.

In addition to standby letters of credit, we have issued lines of credit and other commitments to lend to our customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These include home equity lines of credit, commitments for residential and commercial construction loans, and other personal and commercial lines of credit. At September 30, 2003 and December 31, 2002 respectively, we had outstanding unfunded loan commitments of $49.9 million and $45.4 million. The increase in the unfunded loan commitments is primarily due to growth in our home equity line of credit portfolio. Our experience shows that these unfunded commitments do not fluctuate significantly from month to month.

Asset Quality and Risk Elements

General. One of our key objectives is to maintain strong credit quality of the Bank's loan portfolio. The following narrative provides summary information and our experience regarding the quality and risk elements of our loan portfolio.

Delinquent Loans. At September 30, 2003 we had $2.628 million of loans that were 30 or more days past due (excluding loans placed on non-accrual status). This equals 0.74% of total loans outstanding. By comparison, at December 31, 2002 we had $5.081 million of loans 30 or more days past due (excluding loans placed on non-accrual status), or 1.42% of loans outstanding. The decrease in delinquent loans (still accruing interest) from December 31, 2002 to September 30, 2003 of $2.453 million is primarily due to the transfer of a few large loans from accrual status to non-accrual status.

Non-accrual, Past Due and Restructured Loans. Total non-performing loans increased from $3.138 million at December 31, 2002 to $4.139 million at September 30, 2003, a $1.001 million increase. Similarly, non-performing loans as a percent of total loans outstanding totaled 1.17% at September 30, 2003, as compared to 0.88% at December 31, 2002. The increase in non-performing loans is primarily due to the inclusion of four additional loan relationships.

The following chart sets forth information regarding non-performing loans for the periods stated.

Table of Non-performing Assets:

                                               At September                   At December 31,
                                                    30,     ----------------------------------------------------
Dollars in Thousands                               2003       2002       2001       2000       1999       1998
                                               -----------------------------------------------------------------
Loans in Non-Accrual Status:
   Agricultural                                  $ 1,741    $   747    $    --    $    --    $    --    $    --
   Residential real estate                       $   277    $   222    $   465    $   437    $   554    $   519
   Commercial real estate                        $ 1,044    $ 1,049    $ 1,587    $ 1,249    $   487    $   876
   Commercial                                    $   319    $    13    $    33    $   227    $   498    $   432
   Consumer                                      $    11    $     3    $     5    $    --    $    --    $    --
                                               -----------------------------------------------------------------
      Total non-accruing loans                   $ 3,392    $ 2,034    $ 2,090    $ 1,913    $ 1,539    $ 1,827
Loans Contractually Past Due 90 Days or
More and Still Accruing Interest                 $   361    $   717    $   329    $   345    $   372    $   567
Troubled Debt Restructured Loans                 $   386    $   387    $   861    $   888    $   917    $   998
                                               -----------------------------------------------------------------
      Total non-performing loans                 $ 4,139    $ 3,138    $ 3,280    $ 3,146    $ 2,828    $ 3,392
Other real estate owned                          $    --    $    22    $   857    $ 1,097    $ 1,662    $ 1,527
                                               -----------------------------------------------------------------
Total non-performing assets                      $ 4,139    $ 3,160    $ 4,137    $ 4,243    $ 4,490    $ 4,919
                                               =================================================================
Total non-performing assets as a percentage
of total assets                                     0.56%      0.44%      0.66%      0.76%      0.79%      0.88%
                                               =================================================================
Total non-performing loans as a percentage
of total loans                                      1.17%      0.88%      1.00%      0.97%      0.87%      1.12%
                                               =================================================================

At September 30, 2003, $2.594 million or 76% of the non-accrual loans outstanding were to two large commercial borrowers.

Potential Problem Loans. In addition to non-performing loans, we have identified through normal credit review procedures, $6.689 million of potential problem loans at September 30, 2003. By comparison, at December 31, 2002 potential problem loans totaled $7.106 million. Potential problem loans are loans that are currently performing, but where known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-performing as some time in the future. Potential problem loans are typically loans that are performing but are classified by the Company's loan rating system as "substandard." Management cannot predict the extent to which economic conditions worsen or other factors, which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on non-accrual status, become restructured, or require increased allowance coverage and provision for loan losses.

Loan Concentrations. At September 30, 2003 we had outstanding $27.8 million of loans or 44% of the Company's total equity capital to borrowers who operate in the hotel / motel industry. The hotel / motel properties that we finance are geographically dispersed throughout our market area and the broader statewide region. The Bank's Board of Directors has established a specific exposure guideline for this industry of 50% of the Bank's total equity capital, which at September 30, 2003 was $31.7 million.

At September 30, 2003 we also held $17.9 million of loans secured by commercial rental properties. The portfolio is comprised of a diverse group of properties and borrowers. The average loan size for each of these borrowings is approximately $267 thousand. Five (5) of these loans are each in excess of $1.0 million, totaling $7.696 million.

At September 30, 2003 we had $18.0 million of loans outstanding to borrowers in the convenience store / fuel business. Four borrowers comprise 94% or $16.9 million of the total loans outstanding to this industry. At September 30, 2003 none of the loans to these borrowers were rated substandard by our management.

Summary of Loss Experience (Charge-Offs) and Allowance for Loan Losses. The following table sets forth the analysis of the activity in the allowance for loan losses, including charge-offs and recoveries, for the periods indicated.

Analysis of the Allowance for Loan Losses Table:

                                                     Nine-Months Ended                  Years Ended December 31,
                                                       September 30,      ----------------------------------------------------
                                                      2003       2002       2002       2001       2000       1999       1998
                                                    -------------------   ----------------------------------------------------
                                                                                         (Dollars in thousands)

Balance at beginning of period                      $ 5,392    $ 4,476    $ 4,476    $ 4,003    $ 3,998    $ 3,458    $ 3,249

Charge offs:
Agrlcultural                                            147         --         --         --         --         --         --
Residential real estate                                  86         35         93        225        559        206        313
Commercial real estate                                   --         --         --        148         --        103         40
Commercial                                               41        151        402        123        753        760        707
Consumer                                                649        587        926        905        722        751        653
                                                    -------------------   ----------------------------------------------------
       Total charge offs                                923        773      1,421      1,401      2,033      1,819      1,712
                                                    -------------------   ----------------------------------------------------

Recoveries:
Agricultural                                              8         --         --         --         --         --         --
Residential real estate                                   9         --         --         24          7          1          2
Commercial real estate                                   --         --         --         40         --         --         --
Commercial                                               70         68        250         88        135        203        352
Consumer                                                132        139        167        181        216        235        238
                                                    -------------------   ----------------------------------------------------
        Total recoveries                                219        207        417        334        358        439        591
                                                    -------------------   ----------------------------------------------------

Net charge-offs                                         704        566      1,004      1,068      1,675      1,380      1,121
Provision for loan losses                             1,205      1,440      1,920      1,540      1,680      1,920      1,330
                                                    -------------------   ----------------------------------------------------
Balance at end of period                            $ 5,893    $ 5,350    $ 5,392    $ 4,476    $ 4,003    $ 3,998    $ 3,458
                                                    ===================   ====================================================

Ratio of net charge-offs during the period to
average loans outstanding during the period            0.20%      0.17%      0.29%      0.33%      0.51%      0.44%      0.37%
                                                    ===================   ====================================================

Allowance for loan losses to total loans               1.67%      1.55%      1.50%      1.36%      1.23%      1.24%      1.14%
                                                    ===================   ====================================================

Allowance for loan losses to non-performing loans       142%       198%       172%       136%       127%       141%       102%
                                                    ===================   ====================================================

The allowance for loan losses increased from $5.392 million at December 31, 2002 to $5.893 million at September 30, 2003 a $501 thousand or 9.3% increase. The allowance for loan losses increased over the first nine months of 2003 because the provision for loan losses exceeded net charge-offs. Specifically, the provision for loan losses for the nine-month period ended September 30, 2003 was $1.205 million. By comparison, net charge-offs were $704 thousand. Management recorded a provision for loan losses during the first nine-months of 2003 based upon historical net charge-off levels, trends in delinquency, non-performing loans and potential loan problems, and certain portfolio risk factors identified during 2002. The allowance for loan losses as a percent of total loans increased slightly during the first nine months of 2003, from 1.50% at December 31, 2002 to 1.67% at September 30, 2003. The allowance for loan losses as a percentage of non-performing loans decreased from 172% at December 31, 2002 to 142% at September 30, 2003.

Other Real Estate Owned and Repossessed Assets. Other Real Estate Owned ("OREO") consists of properties formerly pledged as collateral on loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. OREO is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. At September 30, 2003 we did not hold any properties in OREO. By comparison, at December 31, 2002 we held only one property valued at $22 thousand.

Other Assets

Other Assets are comprised of Premises and Equipment, Bank Owned Life Insurance, Goodwill, Other Intangible Assets and Other Assets. The following table summarizes the change in Other Assets between December 31, 2002 and June 30, 2003:

Table of Other Assets:

    -----------------------------------------------------------------------
       Dollars in Thousands       September 30,    December 31,      Change
                                      2003             2002
    -----------------------------------------------------------------------
    Premises and Equipment           $5,574           $5,954         ($380)
    -----------------------------------------------------------------------
    Bank Owned Life Insurance        14,252           13,766            486
    -----------------------------------------------------------------------
    Goodwill                          2,682            2,682              0
    -----------------------------------------------------------------------
    Intangible Assets, Net              490              576           (86)
    -----------------------------------------------------------------------
    Other Assets                     11,598            8,660          2,938
    -----------------------------------------------------------------------
        Total Other Assets          $34,596          $31,119         $3,477
    -----------------------------------------------------------------------

Bank-Owned Life Insurance. The cash surrender value of the life insurance at September 30, 2003 was $14.252 million, compared to $13.766 million at December 31, 2002. The increase is attributable to an increase in the cash surrender value of the policies between the periods totaling $486 thousand. The policies are issued by five different life insurance companies and are issued on the lives of the Bank's senior management.

Goodwill and Other Intangible Assets. In February 2002 we acquired a branch in the City of Norwich, New York from a regional competitor. We acquired $34.3 million in deposit liabilities and $3.2 million in loan assets. We recorded $1.877 million in goodwill and $285 thousand in core deposit intangible in conjunction with the branch acquisition. No impairment of the goodwill was deemed necessary during the nine-month period ended September 30, 2003. The core deposit intangible is being amortized over 5 years. See Note 6 of the Consolidated Financial Statements provided in Item 13 of this document for further explanation.

Other Assets. Other assets increased by $2.938 million from $8.660 million at December 31, 2002 to $11.598 million at September 30, 2003. During September 2003 we contributed $1.700 million to the Bank's defined benefit pension plan and placed a $253 thousand escrow deposit on property related to establishment of a branch office in Johnson City, New York.

Composition of Liabilities

Deposits. Deposits are our primary funding source. At September 30, 2003 deposits represented 87.5% of our total liabilities, compared to, 84.9% at December 31, 2002. Total deposits increased by $42.5 million or 7.7% during the nine-month period ended September 30, 2003, from $549.1 million at December 31, 2002 to $591.6 million at September 30, 2003. Approximately, $17.6 million of the growth occurred in personal savings, NOW, Money Market accounts, and $6.1 million in certificates of deposit (under $100,000). Management believes that consumers are placing their investable funds in bank deposit accounts because of a perception that bond and equity investment opportunities are limited. The certificates of deposit portfolio (greater than $100,000) increased by $11.0 million, from $82.2 million at December 31, 2002 to $93.2 million at September 30, 2003. The balance of this portfolio can fluctuate significantly from day to day, because the portfolio is heavily weighted in short-term (less than 1-year) certificates of deposit held by local municipalities and / or New York State government agencies. Upon maturity of the deposit the funds are either subject to a bid process or transferred out of the certificate to meet other obligations of the municipality or agency.

Foreign Deposits in Domestic Offices. At September 30, 2003 we held $13.5 million of deposits from foreign depositors. This compares to $13.8 million at December 31, 2002. The substantial majority of these deposit relationships were acquired during 1994 when we purchased certain assets and all of the deposit liabilities from the First National Bank of Downsville in Delaware County New York.

Borrowings. Total borrowings decreased by $9.2 million during the nine-month period ended September 30, 2003, from $86.6 million at December 31, 2002 to $77.4 million at September 30, 2003. The decrease in borrowed funds is the result of a few factors. During the nine-month period ended September 30, 2003 we reduced our long-term borrowings by $11.8 million from $73.3 million at December 31, 2002 to $61.5 million at September 30, 2003. Specifically, we repaid an $8.0 million FHLBNY advance in January, a $1.5 million FHLBNY advance in June, a $500 thousand FHLBNY advance in July and $1.8 million in monthly amortizing payments throughout the period on other FHLBNY long-term advances. In addition, Treasury, Tax & Loan Notes held for the benefit of the U.S. Treasury Department decreased from $3.0 million at December 31, 2002 to $945 thousand at September 30, 2003. These reductions in borrowings were offset by a $4.7 million increase in Securities Sold Under Agreements to Repurchase. At December 31, 2002 Securities Sold Under Agreements to Repurchase were $10.3 million, as compared to $14.9 million at September 30, 2003. At September 30, 2003 borrowed funds represented 11.4% of our total liabilities, compared to 13.4% at December 31, 2002. See Note 8 of the Consolidated Financial Statements contained in Item 13 of this document for additional detail on our borrowings.

ii. Comparison of Financial Condition at December 31, 2002 and December 31, 2001

       Please refer to the Consolidated Financial Statements presented in
                            Item 13 of this document.

Total Assets

The Company's Total Assets increased by $82.2 million or 13.1% during the period from $626.8 million in 2001 to $709.0 million in 2002. The increase in Total Assets can be primarily attributed to a significant growth in deposits and other borrowings and the subsequent investment of those funds into loans and investment securities. The factors contributing to the growth in deposits are discussed in the composition of liabilities section below.

At December 31, 2002 total loans outstanding as a percent of total assets equaled 50.5%. By comparison total loans outstanding as a percent of total assets equaled 52.6% at December 31, 2001. The decline in this ratio can be primarily attributed to the substantial increase in deposits and borrowed funds during 2002 with only a modest growth in loans.

Investment Securities

The substantial majority of deposits gathered and acquired during 2002 were invested in the Bank's investment securities portfolios, which consists of both available-for-sale and held-to-maturity securities. The investment securities portfolio totaled $234.7 million at December 31, 2001, as compared to, $277.4 million at December 31, 2002, a $42.7 million or 18.2% increase.

The following table summarizes our investment portfolio for the periods indicated.

Summary of Investment Securities:

                                                                  At December 31
                                      ----------------------------------------------------------------------
                                               2002                    2001                    2000
                                      ----------------------------------------------------------------------
                                      Amortized   Estimated   Amortized   Estimated   Amortized   Estimated
                                        Cost      Fair Value    Cost      Fair Value    Cost      Fair Value
                                      ----------------------------------------------------------------------
                                                                  (In thousands)

Available-for-sale:

U.S. Treasury and obligations of
U.S. Government corporations and
agencies                               $ 18,265    $ 18,469    $ 16,795    $ 17,001    $ 16,990    $ 16,990

Obligations of States and Political
Subdivisions (Municipal Bonds)           38,172      39,629      39,754      39,654      14,803      14,568

Mortgage - Backed Securities            142,983     146,574      94,082      94,596      76,231      75,848

Corporate Bonds                          23,171      24,816      32,538      32,780          --          --

Equity securities                         4,963       5,054       4,676       4,681       3,854       3,923
                                       --------    --------    --------    --------    --------    --------
   Total available-for-sale            $227,554    $234,542    $187,845    $188,712    $111,878    $111,329
                                       --------    --------    --------    --------    --------    --------

                                                                  At December 31
                                      ----------------------------------------------------------------------
                                               2002                    2001                    2000
                                      ----------------------------------------------------------------------
                                      Amortized   Estimated   Amortized   Estimated   Amortized   Estimated
                                        Cost      Fair Value    Cost      Fair Value    Cost      Fair Value
                                      ----------------------------------------------------------------------
                                                                  (In thousands)

Held-to-maturity:

Obligations of States and Political
Subdivisions (Municipal Bonds)         $  3,230    $  3,231    $  3,712    $  3,381    $ 34,287    $ 34,204

Mortgage-Backed Securities               39,607      40,721      42,305      43,019      40,601      40,355
                                       --------    --------    --------    --------    --------    --------
   Total held-to-maturity              $ 42,837    $ 43,952    $ 46,017    $ 46,400    $ 74,888    $ 74,559
                                       --------    --------    --------    --------    --------    --------

The estimated fair value of the Bank's investment portfolio is largely dependent upon the interest rate environment at the time the market price is determined. As interest rates decline the estimated fair value of bonds generally increase, and conversely, as interest rates increase the estimated fair value of bonds generally decrease. At December 31, 2002 the net unrealized gain on the investment securities portfolio was $7.0 million versus $0.9 million at December 31, 2001, an increase of $6.1 million. The increase in unrealized gain can be primarily attributed to a decline in interest rates between December 31, 2001 and December 31, 2002.

The substantial majority of the available-for-sale investment securities purchased during 2002 were mortgage pass through securities and collateralized mortgage obligations (collectively mortgage backed securities) issued by GinnieMae, FannieMae, and FreddieMac. Pass-through securities provide us with monthly payments of principal and interest pursuant to the contractual obligations of the underlying mortgages. Collateralized mortgage obligations ("CMOs") separate the repayments into two or more components (tranches), where each tranche has a separate estimated life and yield and time period in which principal and interest payments will be received. The amortized cost of the available-for-sale mortgage-backed securities at December 31, 2001 was $94.1 million versus $143.0 at December 31, 2002, a $48.9 million or 52.0% increase.

At December 31, 2002 and December 31, 2001, respectively 99.6% and 99.7% of securities held in the investment portfolio were rated "A" or better by Moodys credit rating service; 86.6% and 80.6% were rated AAA respectively.

The following table sets forth information regarding the carrying value, weighted average yields and anticipated principal repayments of the Bank's investment securities portfolio as of December 31, 2002. All amortizing security principal payments, including CMO's and mortgage pass-through securities, are included based on their expected average lives. Callable securities, primarily callable agency securities and municipal bonds, are assumed to mature at the date in which management believes the bond will be called. Available-for-sale securities are shown at fair value. Held-to-maturity securities are shown at their amortized cost. The yields on debt securities shown in the table below are calculated by dividing annual interest, including accretion of discounts and amortization of premiums, by the amortized cost of the securities at December 31, 2002. Yields on obligations of states and municipalities exempt from federal taxation were not tax-effected.

Investment Securities Maturity Table:

                                                                      At December 31, 2002
                              ------------------------------------------------------------------------------------------------------
                                                     After One Year     After Five Years
                              In One Year or Less  through Five Years   through Ten Years     After Ten Years           Total
                              ------------------------------------------------------------------------------------------------------
                                        Weighted             Weighted             Weighted             Weighted             Weighted
                              Carrying   Average   Carrying   Average   Carrying   Average   Carrying   Average   Carrying   Average
  Dollars in Thousands         Value      Yield     Value      Yield     Value      Yield     Value      Yield     Value      Yield
                              ------------------------------------------------------------------------------------------------------

U.S Treasury and federal
agency securities             $ 16,390    4.75%    $  2,078    5.31%    $     --    0.00%    $     --    0.00%    $ 18,468    4.81%

Municpal obligations          $  5,490    4.97%    $ 21,357    4.43%    $ 14,870    4.73%    $  1,143    4.94%    $ 42,860    4.62%

Mortgage-backed securities    $ 53,422    5.84%    $129,051    6.03%    $  3,708    5.50%    $     --    0.00%    $186,181    5.96%

Corporate securities          $  2,032    6.95%    $ 13,342    7.00%    $  9,442    6.73%    $     --    0.00%    $ 24,816    6.89%
                              ------------------------------------------------------------------------------------------------------
Total securities (1)          $ 77,334    5.58%    $165,828    5.89%    $ 28,020    5.51%    $  1,143    4.94%    $272,325    5.76%
                              ======================================================================================================

(1) This table excludes other equity securities totaling $5.054 million at December 31, 2002.

At December 31, 2002 and 2001 respectively, the weighted average maturity for all debt securities was 2.5 and 4.4 years. The shorter average maturity of the portfolio at December 31, 2002 is due to an increased level of prepayments on mortgage-backed securities and an increase in the number and amount of municipal securities likely to be called. Decreased borrowing costs for consumers, homeowners and municipalities have triggered substantial refinancing activity.

At December 31, 2002 we also held equity securities with estimated fair values totaling $5.1 million including: $135 thousand of Federal Reserve Bank of New York stock, $3.678 million in Federal Home Loan Bank of New York stock, $511 thousand equity interest in a Small Business Investment Company, Meridian Venture Partners II, L.P, $50 thousand in a money market mutual fund, $36 thousand in New York Business Development Corp. stock, and $546 thousand of common stock of other banking institutions.

Interest Bearing Bank Balances and Federal Funds Sold

In the normal course of business we sell and purchase Federal Funds to and from other banks to meet our daily liquidity needs. Because the funds are generally an unsecured obligation of the counter party, we only sell Federal Funds to well-capitalized banks that carry strong credit ratings. Throughout 2002 we targeted and maintained a daily Federal Fund sold position of between $5.0 and $20.0 million, with a daily average for the year of $12.0 million.

During 2002, we maintained a portfolio of FDIC-insured certificates of deposit with other banks headquartered throughout the United States. At December 31, 2002 this portfolio was $16.0 million versus $18.2 million at December 31, 2001. The following maturity schedule summarizes the certificate of deposit portfolio as of December 31, 2002.

Table of Maturing Certificate of Deposit Investments:

                                                        Maturity
                                        ----------------------------------------
                                                 After One
                                       In One      Year
                                       Year or    through    After Five
       Dollars in Thousands             Less     Five Years    Years      Total
--------------------------------------------------------------------------------

FDIC Insured Certificates of Deposit   $ 7,995    $ 7,998     $    --    $15,993

These certificates of deposits were funded by Federal Home Loan Bank of New York advances of the same amount with nearly identical maturity terms. The cost of the borrowings are 0.70 - 0.75% below the yield on the like maturity certificates of deposit.

Loan Portfolio

General. The Bank's loan portfolio increased by $28.8 million or 8.7% between 2001 and 2002. At December 31, 2002 the total loans outstanding were $358.3 million, as compared to, $329.5 million at December 31, 2001. A substantial portion of the loan growth was the result of increased loan volumes originated by the Bank's Binghamton, N.Y. representative loan production office. At December 31, 2001 the total outstanding loans originated and serviced by the Binghamton office was $8.9 million. By December 31, 2002 this increased to $28.4 million, a $19.5 million increase. Substantially all of the loans originated by the Binghamton office are for commercial or commercial real estate purposes.

The following table summarizes the composition of our loan portfolio over the prior five-year period.

Distribution of Loans Table:

                                                                       At December 31,
                              -------------------------------------------------------------------------------------------------
                                     2002                2001                2000                1999                1998
                              -------------------------------------------------------------------------------------------------
                               Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent
                              -------------------------------------------------------------------------------------------------
(Dollars in thousands)
Agrilcultural                   2,439      0.7%     2,020      0.6%     2,412      0.7%     2,627      0.8%     4,053      1.3%
Residential real estate (1)   125,464     35.0%   125,510     38.1%   130,003     40.0%   137,310     42.4%   142,510     46.9%
Commercial real estate        104,967     29.3%    87,268     26.5%    76,860     23.7%    75,110     23.1%    62,337     20.5%
Commercial                     63,156     17.6%    51,137     15.5%    48,534     14.9%    46,129     14.2%    40,750     13.4%
Consumer                       62,269     17.4%    63,609     19.3%    66,949     20.6%    62,404     20.6%    53,973     17.8%
                             --------   ------   --------   ------   --------   ------   --------   ------   --------   ------
      Total loans             358,295    100.0%   329,544    100.0%   324,758    100.0%   323,580    100.0%   303,623    100.0%
                             ========   ======   ========   ======   ========   ======   ========   ======   ========   ======

                                                                       At December 31,
                              -------------------------------------------------------------------------------------------------
                                     2002                2001                2000                1999                1998
                              -------------------------------------------------------------------------------------------------
                               Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent    Amount   Percent
                              -------------------------------------------------------------------------------------------------
(Dollars in thousands)
Less:
Allowance for loan losses      (5,392)             (4,476)             (4,003)             (3,998)             (3,458)
                             --------            --------            --------            --------            --------
        Net loans             352,903             325,068             320,755             319,582             300,165
                             ========            ========            ========            ========            ========

(1)   Includes Home Equity Loans

During 2002 we continued to grow our commercial and commercial real estate portfolios. On a combined basis, these portfolios represent 46.9% of our loan portfolio at December 31, 2002 compared to 42.0% at December 31, 2001. Loans outstanding for the combined portfolios total $168.1 million at December 31, 2002 compared to $138.4 million at December 31, 2001. The growth in these portfolios is the result of opening the Binghamton office and seeking business loans outside our primary five county market area.

During 2002 the residential real estate loan portfolio remained relatively flat. Growth in the Bank's home equity line of credit of $6.1 million was offset by an equal reduction in one-to-four family residential mortgages. The residential real estate mortgage portfolio decreased as an increased number of customers refinanced their primary residences with other financial institutions as the interest rates charged for mortgages declined throughout 2002. The Bank's management chose not to lower its 15 and 30-year fixed rate mortgage rates to match competition during this period of historically low interest rates. Conversely, our home equity line of credit product volumes increased because we improved the competitiveness of the product during 2002 by lowering the initial variable interest rate charged and waiving the closing fees for the borrower. Although residential real estate loan balances have declined over the last 5-years, it remains an important component of our business. At December 31, 2002 the residential real estate portfolio represents 35.0% of loans outstanding. At December 31, 2001 it represented 38.1% of our portfolio.

The Bank's consumer loan portfolio is primarily comprised of loans that were made for the purchase of new or used automobiles. At December 31, 2002, $45.0 million or 72.2% of our consumer loans were made for the purchase of a new or used automobile. Our consumer portfolio did not grow from December 31, 2001 to December 31, 2002 because of increased competition. National finance companies such as GMAC and Ford Motor Credit maintained aggressive new car financing programs throughout 2002, providing significant incentive for consumers to purchase new vehicles with financing obtained through the captive companies.

The following table sets forth the amount of loans maturing and repricing in our portfolio. The full principal amount outstanding of adjustable rate loans are included in the period in which the interest rate is next scheduled to adjust. Similarly, the full principal amount outstanding of fixed-rate loans are shown based on their final maturity date. The full principal amount outstanding of demand loans without a repayment schedule and no stated maturity, financed accounts receivable, and overdrafts are reported as due within one year. The table has not been adjusted for scheduled principal payments nor anticipated principal pre-payments.

Maturity and Repricing of Loans Table:

                                                One         More
                                Within One    Through       Than
                                 Year (1)    Five Years   Five Years     Total
                                ------------------------------------------------
Agricultural                    $     652    $   1,051    $     736    $   2,439
Residential real estate (1)     $  50,222    $   3,990    $  71,252    $ 125,464
Commercial real estate          $  59,248    $  14,997    $  30,722    $ 104,967
Commercial                      $  38,455    $  14,948    $   9,753    $  63,156
Consumer                        $  11,063    $  43,894    $   7,312    $  62,269
                                ------------------------------------------------
     Total loans receivable     $ 159,640    $  78,880    $ 119,775    $ 358,295
                                ================================================

(1)   Includes Home Equity Loans

Table of Fixed and Adjustable Rate Loans:

                                      Due After December 31, 2003
                                  -----------------------------------
                                    Fixed      Adjustable     Total
                                  -----------------------------------
       Agricultural               $     841    $     946    $   1,787
       Residential real estate    $  73,627    $  45,786    $ 119,413
       Commercial real estate     $  49,676    $  45,364    $  95,040
       Commercial                 $  19,345    $  22,931    $  42,276
       Consumer                   $  50,995    $     209    $  51,204
                                  -----------------------------------
           Total loans            $ 194,484    $ 115,236    $ 309,720
                                  ===================================

(1)   Includes Home Equity Loans

Commitments and Lines of Credit. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Since most of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit represent extensions of credit, but are not recorded on the balance sheet because the commitments were not funded at period-end. As of December 31, 2002 and 2001 the total contingent liability for standby letters of credit totaled $1.6 million. At December 31, 2002 and December 31, 2001 the fair value of the standby letters of credit was not material.

In addition to standby letters of credit, we have issued lines of credit to our customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These include home equity lines of credit, commitments for residential and commercial construction loans, and other personal and commercial lines of credit. At December 31, 2002 and December 31, 2001 respectively, we had outstanding unfunded loan commitments of $45.4 and $46.3 million. Our experience shows that these unfunded commitments do not fluctuate significantly from month to month.

Asset Quality and Risk Elements

General. One of our key objectives is to maintain strong credit quality of the Bank's loan portfolio. The following narrative provides you with summary information and our experience regarding the quality and risk elements of our loan portfolio.

Delinquent Loans. At December 31, 2002 we had $5.081 million of loans that were 30 or more days past due (excluding loans placed on non-accrual status). This equals 1.42% of total loans outstanding. By comparison, at December 31, 2002 we had $6.201 million of loans 30 or more days past due (excluding loans placed on non-accrual status), or 1.88% of loans outstanding. These levels are greater than comparable peer banks throughout the United States. The per capita income in our primary market area is approximately 80% of the national average per capita income. This provides consumers in our primary market area, and in turn our borrowers, with less income available to make timely payments on consumer debt. This results in slightly higher delinquency levels than peer banks throughout the United States.

Non-accrual, Past Due and Restructured Loans. Total non-performing loans were relatively unchanged over each of the last two years, totaling between $3.1 -
3.3 million. Specifically, non-performing loans totaled $3.1 million or 0.88% of total loans outstanding at December 31, 2002 compared with $3.3 million or 1.00% of total loans outstanding at December 31, 2001. At December 31, 2002, $2.034 million of the non-performing loans were on non-accrual status, $717 thousand were 90+ days past due and still accruing, and $387 thousand were Troubled Debt Restructured Loans. Comparable totals for the period ended December 31, 2001 consist of $2.090 million of loans on non-accrual status, $329 thousand 90+ days past due and still accruing, and $861 thousand of Troubled Debt Restructured Loans.

At December 31, 2002, $1.630 million or 80% of the non-accrual loans outstanding were to two large commercial borrowers.

Potential Problem Loans. In addition to non-performing loans, we have identified through normal credit review procedures, $7.493 million of potential problem loans at December 31, 2002. By comparison, at December 31, 2001 potential problem loans totaled $10.439 million. Potential problem loans are loans that are currently performing, but where known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-performing at some time in the future. Potential problem loans are typically loans that are performing but are classified by the Company's loan rating system as "substandard." Management cannot predict the extent to which economic conditions may worsen or other factors, which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90-days or more past due, be placed on non-accrual status, become restructured, or require increased allowance coverage and provision for loan losses.

Loan Concentrations. At December 31, 2002 we had outstanding $29.3 million of loans to borrowers who operate in the hotel / motel industry. The hotel / motel properties that we finance are geographically dispersed throughout our market area and the broader statewide region. The Bank's Board of Directors has established a specific exposure guideline for this industry at 50% of the Bank's total equity capital. At December 31, 2002 we also held $22.4 million of commercial rental properties. The portfolio is comprised of a diverse group of properties and borrowers. The average loan size for each of these borrowings is approximately $335 thousand with only five loans in excess of $1.0 million.

Summary of Loss Experience (Charge-Offs) and Allowance for Loan Losses. The allowance for loan losses increased from $4.5 million at December 31, 2001 to $5.4 million at December 31, 2002, an increase of $0.9 million. The allowance for loan losses increased for the second straight year because the provision for loan losses exceeded net charge-offs. In 2002 the provision for loan losses was $1.9 million compared to net charge-offs of $1.0 million. The allowance for loan losses as a percent of total loans increased during 2002 from 1.36% at December 31, 2001 to 1.50% at December 31, 2002. In addition, the allowance for loan losses as a percentage of non-performing loans increased from 136% at December 31, 2001 to 172% at December 31, 2002 primarily due to the increase in the allowance for loan losses.

Allocation of the Allowance for Loan Losses. We allocate our allowance for loan losses among the loan categories indicated below primarily for purposes of complying with disclosure requirements of the SEC. This allocation should not be interpreted as a projection of (I) likely sources of future charge-offs, (II) likely proportional distribution of future charge-offs among loan categories or
(III) likely amounts of future charge-offs. Since management regards the allowance as a general balance and has assigned unallocated values to categories in the table primarily for purposes of compliance with the disclosure requirements, the amounts presented do not represent the total balance available to absorb future charge-offs that might occur within the designated categories.

Subject to the qualifications noted above, an allocation of the allowance for loan losses by principal classification and the proportion of the related loan balance represented by the allocation is presented below for the periods indicated.

Loan Loss Summary Allocation Table:

                                                                         At December 31,
                            --------------------------------------------------------------------------------------------------------
                                    2002                 2001                 2000                 1999                 1998
                            --------------------------------------------------------------------------------------------------------
                                      Percent of           Percent of           Percent of           Percent of           Percent of
                                       Loans in             Loans in             Loans in             Loans in             Loans in
                            Amount of    Each    Amount of    Each    Amount of    Each    Amount of    Each    Amount of    Each
                            Allowance  Category  Allowance  Category  Allowance  Category  Allowance  Category  Allowance  Category
                            for Loan   to Total  for Loan   to Total  for Loan   to Total  for Loan   to Total  for Loan   to Total
Dollars in Thousands         Losses     Loans     Losses     Loans     Losses     Loans     Losses     Loans     Losses     Loans
                            --------------------------------------------------------------------------------------------------------
Agricultural                  $   48      0.89%    $   34      0.76%    $   45      1.12%    $   54      1.35%        63      1.82%
Residential real estate (1)   $  718     13.32%    $  598     13.36%    $  639     15.96%    $  483     12.08%       795     22.99%
Commercial real estate        $2,051     38.04%    $1,461     32.64%    $1,447     36.15%    $1,536     38.42%       980     28.34%
Commercial                    $1,234     22.89%    $  857     19.15%    $  914     22.83%    $  944     23.61%       641     18.54%
Consumer                      $1,017     18.86%    $  982     21.94%    $  689     17.21%    $  607     15.18%       574     16.60%
Unallocated                   $  324      6.01%    $  544     12.15%    $  269      6.72%    $  374      9.35%    $  405     11.71%
                            --------------------------------------------------------------------------------------------------------
     Total                    $5,392    100.00%    $4,476    100.00%    $4,003    100.00%    $3,998    100.00%     3,458    100.00%
                            ========================================================================================================

(1)   Includes Home Equity Loans

Other Real Estate Owned ("OREO") and Repossessed Assets. At December 31, 2002 OREO totaled $22 thousand, representing 1 foreclosed single-family residence. By comparison at December 31, 2001 we held 5 properties in OREO totaling $973 thousand. The largest OREO property, a multi-family apartment building, was sold during the fourth quarter for $600 thousand. The carrying value of the property at the time of sale was $763 thousand, netting a before tax loss on the sale of $163 thousand.

Other Assets

Other Assets are comprised of Premises and Equipment, Bank Owned Life Insurance, Goodwill, Other Intangible Assets and Other Assets. The following table summarizes the change in Other Assets between December 31, 2001 and December 31, 2002:

Table of Other Assets:

      ------------------------------------------------------------------
      Dollars in Thousands                 At December 31,
      ------------------------------------------------------------------
                                           2002        2001       Change
      ------------------------------------------------------------------
      Premises and Equipment              $5,954      $5,735        $219
      ------------------------------------------------------------------
      Bank Owned Life Insurance           13,766      10,164       3,602
      ------------------------------------------------------------------
      Goodwill                             2,682         805       1,877
      ------------------------------------------------------------------
      Intangible Assets, Net                 576         398         178
      ------------------------------------------------------------------
      Other Assets                         9,838       9,510         328
      ------------------------------------------------------------------
                 Total Other Assets      $32,816     $26,612      $6,204
      ------------------------------------------------------------------

Bank-Owned Life Insurance. The value of the life insurance at December 31, 2002 was $13.8 million, compared to $10.2 million at December 31, 2001. The increase is primarily attributable to the increase in the cash surrender value of $0.5 million and additional policy purchases of $3.1 million. The policies are issued by five different life insurance companies.

Goodwill and Other Intangible Assets. In February 2002 we acquired a branch in the City of Norwich, New York from a regional competitor. We acquired $34.3 million in deposit liabilities and $3.2 million in loan assets. We recorded $2.162 million of intangible assets as a result of the branch acquisition, $1.877 million in Goodwill and $285 thousand in core deposit intangible. No impairment of the Goodwill was deemed necessary during the year ended December 31, 2002. The core deposit intangible is being amortized over 5 years. See Note 6 of the Consolidated Financial Statements provided in Item 13 of this document for further explanation.

Composition of Liabilities

Deposits. Deposits are our primary funding source. At December 31, 2002 deposits represented 84.9% of our total liabilities, compared to 86.0% at December 31, 2001. Total deposits increased by $58.1 million during 2002, from $491.0 million at December 31, 2001 to $549.1 million at December 31, 2002. There were two major factors which contributed to our growth in deposits. First, the national equity markets declined substantially during the period causing the consumer with discretionary investment funds to exit the equity markets and place their funds in banks. During the time this was occurring, we began offering a competitive low fee, interest bearing checking ("NOW") account product, the Electronic Money Management Account ("EMMA") that successfully attracted new customers and new deposits. The growth in EMMA balances combined with growth in our already existing "Gold Club" NOW account product resulted in $41.0 million or 74.7% increase in NOW balances from 2001 to 2002. Second, in February 2002 we purchased $34.3 million in branch deposits from a regional competitor. This growth is primarily reflected in Time Account balances.

The following table indicates the amount of our time accounts by time remaining until maturity as of December 31, 2002.

Time Accounts Maturity Table:

                                                                  Maturity
                                          --------------------------------------------------------
                                          3 Months  Over 3 to 6  Over 6 to 12  Over 12
       Dollars in Thousands               or Less      Months       Months     Months      Total
                                          --------------------------------------------------------

Certificates of Deposit and Other Time
Deposits of $100,000 or more              $ 32,129    $ 15,351    $ 15,896    $ 21,346    $ 84,722

Certificates of Deposit and Other Time
Deposits less than $100,000               $ 31,257    $ 28,401    $ 45,619    $ 75,338    $180,615
                                          --------------------------------------------------------

Total of time accounts                    $ 63,386    $ 43,752    $ 61,515    $ 96,684    $265,337
                                          ========================================================

Foreign Deposits in Domestic Offices. At December 31, 2002 we held $13.8 million of deposits from foreign depositors. This compares to $10.5 million at December 31, 2001. The substantial majority of these deposit relationships were acquired during 1994 when we purchased certain assets and all of the deposit liabilities from the First National Bank of Downsville.

Borrowings. Total borrowings increased by $13.6 million during 2002, from $73.0 million at December 31, 2001 to $86.6 million at December 31, 2002. The net increase in borrowed funds is the result of several factors. In January 2002 we borrowed $3.0 million at FHLBNY to fund a portfolio of fixed-rate residential mortgages originated during 2001. In November 2002 we borrowed $8.0 million at the FHLBNY to replace an $8.0 advance maturing in January 2003. And finally, at December 31, 2002 we were holding $3.0 million of Treasury, Tax & Loan Notes for the benefit of the U.S. Treasury Department, as compared to $522 thousand at December 31, 2001. At December 31, 2002 borrowed funds represented 13.4% of our total liabilities, compared to 12.8% at December 31, 2001.

The following table sets forth information regarding FHLBNY advances and securities sold under agreements to repurchase at the dates and for the periods indicated.

Table of Borrowings:

                                                          December 31,
                                                 -------------------------------
Dollars in Thousands                               2002       2001       2000
                                                 -------------------------------

FHLBNY Advances:
Maximum month-end balance                        $ 73,550   $ 62,513   $ 50,500
Balance at the end of period                     $ 73,346   $ 62,513   $ 50,500
Average balance                                  $ 67,236   $ 56,100   $ 32,794

Weighted average interest rate at end of period      5.88%      6.11%      6.21%
Weighted average interest rate during period         5.87%      6.12%      6.20%

Securities Sold Under Agreement to Repurchase:
Maximum month-end balance                        $ 13,416   $115,217   $ 21,899
Balance at the end of period                     $ 10,260   $ 10,008   $ 10,671
Average balance                                  $ 11,634   $ 12,209   $ 11,816

Weighted average interest rate at end of period      1.17%      1.73%      4.50%
Weighted average interest rate during period         1.47%      2.98%      4.46%

b. Results of Operations

i. Comparison of Operating Results for the Nine-Month Period Ended September 30, 2003 and September 30 2002

       Please refer to the Consolidated Financial Statements presented in
                            Item 13 of this document.

General. Net Income for the nine-month period ended September 30, 2003 is $6.512 million. This represents a $337 thousand or 4.9% decrease compared to the $6.849 million of net income earned in the nine-month period ended September 30, 2002. Similarly, earnings per share decreased from $0.61 for the nine-month period ended September 30, 2002 to $0.58 for the nine-month period ended September 30, 2003. The decrease in net income can be primarily attributed to an increase in other expenses. For the nine-month period ended September 30, 2002, other expenses totaled $11.117 million. For the nine-month period ended September 30, 2003, other expenses totaled $12.390 million, a $1.273 million or 11.5% increase. These additional expenses were offset in part by additional investment securities gains, a lower provision for loan losses and a slight improvement in net interest income. Specifically, during the nine-month period ended September 30, 2003 we received proceeds from the sale of available for sale securities totaling $10.3 million and had another $118.0 million of available for sale and held to maturity securities called or matured, netting pre-tax realized gains of $740 thousand. By comparison, during the same nine-month period during 2002, we recorded $296 thousand of pre-tax realized gains from the sale, maturity or call of available for sale securities. The provision for loan losses decreased by $235 thousand, from $1.440 million for the nine-month period ended September 30, 2002 to $1.205 million for the nine-month period ended September 30, 2003. Net interest income increased by $162 thousand between the periods primarily due to an increase in earning assets. For the nine-month period ended September 30, 2002 net interest income was $18.177 million, as compared to $18.339 million for the nine-month period ended September 30, 2003.

The following table summarizes the composition of the Company's assets, the total dollar amount of interest income from average earnings assets and the resultant yields, as well as, the interest expense and rate paid on average interest bearing liabilities. No tax equivalent adjustments were made for tax-exempt assets. The average balances presented are calculated using daily totals and averaging them for the period indicated.

Asset and Yield Summary Table:

                                                       For the Nine-Months Ended September 30,
                                    -------------------------------------------------------------------------------
                                                      2003                                     2002
                                    -------------------------------------------------------------------------------
                                      Average                                  Average
                                    Outstanding     Interest       Yield /   Outstanding     Interest       Yield /
                                      Balance     Earned /Paid     Rate        Balance     Earned /Paid     Rate
                                    -------------------------------------------------------------------------------
                                                                 (Dollars in thousands)

Earning Assets:
   Federal funds sold and
   interest bearing deposits         $  32,735      $     875        3.57%    $  34,238      $   1,132        4.42%
   Securities (1)                    $ 294,178      $   9,714        4.41%    $ 273,074      $  10,263        5.02%
   Loans, Net (2)                    $ 354,674      $  18,589        7.01%    $ 332,400      $  19,894        8.00%
                                     -------------------------                -------------------------
      Total earning assets           $ 681,587      $  29,178        5.72%    $ 639,712      $  31,289        6.54%

   Non-earning assets                $  44,023                                $  41,248
                                     ----------                               ----------
            Total assets             $ 725,610                                $ 680,960
                                     ==========                               ==========

Liabilities:
   Savings accounts                  $  88,295      $     618        0.94%    $  78,616      $     848        1.44%
   Money market accounts             $  30,208      $     224        0.99%    $  37,431      $     431        1.54%
   NOW accounts                      $ 120,200      $   1,063        1.18%    $  90,559      $   1,238        1.83%
   Time accounts                     $ 281,661      $   6,317        3.00%    $ 276,152      $   7,503        3.63%
   Borrowings                        $  76,716      $   2,617        4.56%    $  79,470      $   3,092        5.20%
                                     -------------------------                -------------------------
     Total interest bearing
     liabilities                     $ 597,080      $  10,839        2.43%    $ 562,228      $  13,112        3.12%

   Non-interest bearing deposits     $  56,226                                $  52,507
     Other non-interest bearing
     liabilities                     $   8,589                                $   7,726
                                     ----------                               ----------
       Total liabilities             $ 661,895                                $ 622,461
   Shareholder's equity              $  63,715                                $  58,499
                                     ----------                               ----------
        Total liabilities and
        shareholder's equity         $ 725,610                                $ 680,960
                                     ==========                               ==========

   Net interest income                              $  18,339                                $  18,177
                                                    ==========                               =========

Net interest rate spread (3)                                         3.29%                                    3.42%
                                                                  ========                                 ========

Net earning assets                   $  84,507                                $  77,484
                                     ==========                               ==========

                                                       For the Nine-Months Ended September 30,
                                    -------------------------------------------------------------------------------
                                                      2003                                     2002
                                    -------------------------------------------------------------------------------
                                      Average                                  Average
                                    Outstanding     Interest       Yield /   Outstanding     Interest       Yield /
                                      Balance     Earned /Paid     Rate        Balance     Earned /Paid     Rate
                                    -------------------------------------------------------------------------------
                                                                 (Dollars in thousands)

Net interest margin (4)                                              3.60%                                    3.80%
                                                                  ========                                 ========

Ratio of earning assets to
    interest bearing liabilities        114.15%                                  113.78%
                                     ==========                               ==========

(1) Securities are shown at average amortized cost with net unrealized gains or losses on securities available-for-sale included as a component of nonearning assets.

(2) Average net loans equal average total loans less the average allowance for loan losses. However, for purposes of these computations, non-accrual loans are included in average loan balances outstanding. The interest collected thereon is included in interest income based upon the characteristics of the related loans.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) The net interest margin, also known as the net yield on average interest-bearing assets, represents net interest income as a percentage of average interest-earning assets.

Net Interest Income. Net interest income increased from $18.177 million for the nine-month period ended September 30, 2002 to $18.339 million for the nine-month period ended September 30, 2003. This represents a $162 thousand or 0.9% increase. By comparison net interest margin declined from 3.80% for the nine-month period ended September 30, 2002 to 3.60% for the nine-month period ended September 30, 2003. The improvement in net interest income can be primarily attributed to a $41.9 million increase in average earning assets between the two periods. The decrease in net interest margin is the result of rapidly declining earning asset yields. Our earning asset yields declined for the nine-month period ended September 30, 2003, as compared to the nine-month period ended June 30, 2002, primarily because of (i) increased levels of loan refinancing activity, (ii) the decrease in the Prime and target Federal Funds rate, and (iii) a decrease in the 1-year constant maturity Treasury rate. Specifically, average earning asset yields decreased from 6.54% for the nine-month period ended September 30, 2002 to 5.72% for the nine-month period ended September 30, 2003. While earning asset yields decreased, management was only able to decrease the cost of interest-bearing liabilities from 3.12% for the nine-month period ended September 30, 2002 to 2.43% for the nine-month period ended September 30, 2003. Deposit interest rates had come increasingly closer to the 0% "floor" rate between periods. Accordingly, management's options to reduce interest expense declined as interest rates decreased. The larger reduction in the yield on earning assets as compared with the reductions in the rate paid on interest-bearing liabilities may continue prospectively in the next few quarters.

The national average mortgage contract rate declined steadily from September 2002 through September 2003 as the Bank's competitors steadily decreased their 15-year and 30-year fixed rate mortgage rates (see interest rate table below). This prompted increased levels of residential mortgage refinancing activity, which, in turn, decreased both average yield and volume of our residential mortgage portfolio. More specifically, our management chose not to lower the Bank's 15-year and 30-year residential mortgage rates to the levels of our competitors throughout the last six-months of 2002 and the first nine-months of 2003 to mitigate interest rate risk. Accordingly, many of our residential mortgage borrowers refinanced their loans with competitors. This resulted in a decrease in the outstanding loans in the Bank's residential mortgage portfolio. It also lowered the average yield on the residential mortgage portfolio as prepaid mortgage loans were replaced by new mortgage loans at lower interest rates.

Interest Rate Table:

-------------------------------------------------------------------------------------------------------------
                                                      2003                        2002
                                         -----------------------------------------------------     Change
                                         September    June       March    December   September   Sept. 2002 -
       Interest Rates*                                                                           Sept. 2003
-------------------------------------------------------------------------------------------------------------
Target Federal Funds Rate                  1.00%      1.00%      1.25%      1.25%       1.75%       -0.50%
-------------------------------------------------------------------------------------------------------------
NYC Prime                                  4.00%      4.00%      4.25%      4.25%       4.75%       -0.50%
-------------------------------------------------------------------------------------------------------------
90 Day Treasury Bill                       0.91%      0.81%      1.10%      1.18%       1.44%       -0.34%
-------------------------------------------------------------------------------------------------------------
6 Month Treasury Bill                      1.00%      0.82%      1.10%      1.21%       1.43%       -0.33%
-------------------------------------------------------------------------------------------------------------
1 Year Treasury Note                       1.06%      0.84%      1.16%      1.20%       1.47%       -0.31%
-------------------------------------------------------------------------------------------------------------
2 Year Treasury Note                       1.47%      1.10%      1.49%      1.59%       1.73%       -0.24%
-------------------------------------------------------------------------------------------------------------
3 Year Treasury Note                       1.97%      1.40%      1.86%      1.94%       2.13%       -0.27%
-------------------------------------------------------------------------------------------------------------
4 Year Treasury Note                       2.34%      1.79%      2.36%      2.37%       2.46%       -0.10%
-------------------------------------------------------------------------------------------------------------
5 Year Treasury Note                       2.82%      2.16%      2.73%      2.71%       2.72%        0.01%
-------------------------------------------------------------------------------------------------------------
7 Year Treasury Note                       3.36%      2.67%      3.33%      3.21%       3.28%        0.05%
-------------------------------------------------------------------------------------------------------------
10 Year Treasury Note                      3.94%      3.27%      3.82%      3.79%       3.68%        0.14%
-------------------------------------------------------------------------------------------------------------
15 Year Treasury Note                      4.52%      3.89%      4.45%      4.48%       4.47%       -0.02%
-------------------------------------------------------------------------------------------------------------
30 Year Treasury Note                      4.88%      4.35%      4.84%      4.76%       4.78%        0.06%
-------------------------------------------------------------------------------------------------------------
Federal Housing Finance Board
National Avg. Mortgage Contract Rate       5.61%      5.68%      5.88%      6.03%       6.32%       -0.44%
-------------------------------------------------------------------------------------------------------------

* The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Additionally, throughout the 1-year period preceding September 30, 2003 the 1-year constant maturity Treasury interest rate declined. This rate serves as the base rate for the Bank's adjustable rate residential mortgage portfolio, which totaled $31.3 million and $24.3 million at September 30, 2002 and September 30, 2003, respectively. And finally, the balance of home equity lines-of-credit increased during the period, from $11.1 million at September 30, 2002 to $17.4 million at September 30, 2003. These adjustable lines-of-credits are tied to the New York City Prime rate, which declined by 0.75%, from 4.75% at September 30, 2002 to 4.00% at September 30, 2003.

Like the residential mortgage portfolio yield, the average yield on our commercial real estate and commercial loan portfolios decreased steadily throughout the 1-year period preceding September 30, 2003. Commercial and commercial real estate borrowers renegotiated their existing fixed and adjustable rate loans as interest rates declined. Additionally, yields on commercial loans and lines-of-credit based on the Prime rate declined as the Prime interest rate decreased. This resulted in lower average portfolio yields in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.

Consumer loan yields also decreased steadily throughout the 1-year period preceding September 30, 2003. As existing loans were repaid they were replaced by new loans at lower rates of interest.

The average yield on the investment portfolio also decreased. Specifically, the investment securities portfolio decreased from 5.02% for the nine-month period ended September 30, 2002 to 4.41% for the nine-month period ended September 30, 2003. Increased levels of mortgage refinancing activity accelerated prepayments on our mortgage backed securities requiring that we reinvest the maturing principal dollars at lower market yields. Additionally, the increased prepayment levels also required us to increase amortization expense on investment securities being held with "premiums," i.e., securities with amortized book values exceeding par value, thereby decreasing interest income and average yield.

The yield on the federal funds sold and interest-bearing liabilities at other banks decreased from 4.42% for the nine-month period ended September 30, 2002 to 3.57% for the nine-month period ended September 30, 2003. This is primarily attributable to the Federal Open Market Committee lowering its target Federal Funds rate from 1.75% at September 30, 2002 to 1.00% at September 30, 2003.

The cost of total interest-bearing liabilities declined from 3.12% for the nine-month period ended September 30, 2002 to 2.43% for the nine-month period ended September 30, 2003. We, along with other banks and competitors, dropped deposit rates significantly throughout the last six months of 2002 and the first nine months of 2003 to offset a general decline in interest rates, and in turn, asset yields. Management, however, found it increasingly difficult in the first nine months of 2003 to lower interest rates paid on deposits further as many of the Bank's non-maturity deposit accounts, such as savings and interest-bearing checking accounts, were already near an interest rate floor of 0%.

Rate and Volume Analysis. Net interest income increased by $162 thousand from $18.177 million for the nine-month period ended September 30, 2002 to $18.339 million for the nine-month period ended September 30, 2003. This increase can be primarily attributed to an increase in the volume of earning assets. Changes in volume increased net interest income by $1.514 million between the two periods, while changes in rate decreased net interest income by $1.352 million.

The following table presents changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amount of change. The table has not been adjusted for tax-exempt interest.

Rate and Volume Table:

                                            Nine Months Ended September 30,
                                          ---------------------------------
                                                   2003 vs. 2002
                                          ---------------------------------
                                            Rate       Volume       Total
                                          ---------------------------------
                                                   (In thousands)

    Earning assets:
       Federal funds sold and
       interest-bearing deposits          $   (217)   $    (40)   $   (257)
       Securities                         $ (1,246)   $    697    $   (549)
       Loans                              $ (2,472)   $  1,167    $ (1,305)
                                          --------------------------------
    Total earning assets                  $ (3,935)   $  1,824    $ (2,111)
                                          --------------------------------

    Interest bearing liabilities:
        Savings accounts                  $    298    $    (68)   $    230
        Money market accounts             $    153    $     54    $    207
        NOW accounts                      $    437    $   (262)   $    175
        Time accounts                     $  1,312    $   (126)   $  1,186
        Borrowings                        $    383    $     92    $    475
                                          --------------------------------
    Total interest bearing liabilities    $  2,583    $   (310)   $  2,273
                                          --------------------------------

    Change in net interest income         $ (1,352)   $  1,514    $    162
                                          --------------------------------

The interest income earned on loans decreased by $1.305 million between the two periods, from $19.894 million in the nine-month period ended September 30, 2002 to $18.589 million in the nine-month period ended September 30, 2003. The increase in average loan volume from $332.4 million in the first nine months of 2002 to $354.7 million in the first nine-months of 2003 contributed $1.167 million of additional interest income, whereas the reduction in the average loan yield decreased interest income by $2.472 million. Average loan yields decreased by 99 basis points between the two periods from 8.00% during the first nine-months of 2002, as compared to 7.01% during the first nine-months of 2003.

The interest income on investment securities decreased by $549 thousand, from $10.263 million during the first nine-months of 2002 to $9.714 million during the first nine-months of 2003. The average volume of the investment portfolio increased significantly between periods from $273.1 million during the first nine-months of 2002 to $294.2 million during the first nine months of 2003, generating $697 thousand in additional interest income. This improvement, however, was offset by lower investment yields, which reduced interest income by $1.246 million.

The interest income on Federal funds sold and interest-bearing deposits decreased period over period. Specifically, interest income for these asset categories, decreased by $257 thousand, from $1.132 million for the nine months ended September 30, 2002 to $875 thousand for the nine-months ended September 30, 2003. Lower yields on Federal Funds sold offset by an increase in Federal Funds sold balances were primarily responsible for this decrease. The Federal

Open Market Committee lowered the Federal Funds target rate from 1.75% at September 30, 2002 to 1.00% at September 30, 2003. In addition, average Federal Funds sold between the two periods increased from $14.0 million for the nine-month period ended September 30, 2002, as compared to $17.9 million for the nine-month period ended September 30, 2003.

The average volume of savings accounts and NOW accounts increased significantly between the two periods in spite of declining interest rates. Specifically, the average volume of savings accounts increased from $78.6 million for the nine-month period ended September 30, 2002 to $88.3 million for the nine-month period ended September 30, 2003. Similarly, the average volume of NOW accounts increased from $90.6 million for the nine-month period ended September 30, 2002 to $120.2 million for the nine-month period ended September 30, 2003. Interest expense for savings and NOW accounts decreased between the two periods by $405 thousand. Increased volume in these two deposit categories created additional interest expense of $330 thousand, while a significant decline in short-term interest rates, allowed management to reduce the interest expense on these accounts by $735 thousand.

Interest expense on Money Market accounts decreased from $431 thousand in the nine-month period ended September 30, 2002 to $224 thousand in the nine-month period ended September 30, 2003. Both a reduction in the average volume of Money Market balances, as well as a reduction in the interest rate paid on money market accounts contributed to this reduction in interest expense.

Time Account balances did not change significantly between the two periods. The average outstanding balance of time accounts during the nine-month period ended September 30, 2003 was $281.7 million, as compared to, $276.2 million during the nine-month period ended September 30, 2002. Accordingly, interest expense due to volume for Time Accounts only increased $126 thousand period over period. By comparison, a substantial decrease in interest rates allowed management to lower certificate of deposit rates, saving $1.312 million of interest expense period over period. The net interest expense savings due to Time Account balances equaled $1.186 million.

Interest expense for borrowings decreased from $3.092 million for the nine-month period ended September 30, 2002 to $2.617 million for the nine-month period ended September 30, 2003. The $475 thousand decrease in interest expense for borrowings is attributable to both a reduction in borrowings outstanding and a decrease in average borrowing costs.

Provision for Loan Losses. The provision for loan losses in the nine-month period ended September 30, 2003 was $1.205 million, as compared to $1.440 million in the nine-month period ended September 30, 2002, a $235 thousand or 16.3% decrease. The provision for loan losses decreased in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002 due to a significant decrease in delinquent loans, a reduction in potential problem loans, a relatively stable level of net charge-offs, and a decrease in the total loan balances outstanding since December 31, 2002. The improvement in these factors were partially offset by the increasing risk characteristics of the loan portfolio (identified and discussed in Item 2 C.b.ii. below). In addition, while the level of non-performing loans increased period to period, the loans that were transferred to non-accrual status during the nine-month period ended September 30, 2003 were adequately reserved for in the allowance for loan losses prior to transfer to non-accrual status. The provision for loan losses as a percentage of average total loans outstanding was 0.43% for the first nine-months of 2002, as compared to, 0.33% for the first nine-months of 2003.

Non-Interest Income. Non-interest income is comprised of trust fees, service charges on deposit accounts, commission income, investment security gains and other income. Non-interest income increased from $3.963 million for the nine-month period ended September 30, 2002 to $4.256 million for the nine-month period ended September 30, 2003. This represents a 7.4% or $293 thousand increase. The most significant reason non-interest income increased period over period is due to the increase in the realized gains on the sale of available for sale investment securities.

Total trust fees decreased for the first nine-months of 2003, as compared to, the first nine-months of 2002. Specifically, trust fees totaled $1.109 million for the nine-month period ended September 30, 2002, as compared to $925 thousand for the nine-month period ended September 30, 2003, a $184 thousand or 16.7% decrease. Much of the decrease is due to a reduction in non-recurring fees. Specifically, during the first nine months of 2002, the Bank recorded $230 thousand of non-recurring account termination, executor and estate closing fees. By comparison, during the first nine months of 2003, the Bank recorded only $95 thousand of non-recurring account termination, executor and estate closing fees, a $135 thousand decrease.

Commission income from the Bank's insurance policy sales activities remained fairly flat at $351 thousand for the first nine-months of 2002, as compared to, $335 thousand for the first nine-months of 2003.

Service charges on deposit accounts declined from $1.183 million for the nine-month period ended September 30, 2002 to $1.090 million during the nine-month period ended September 30 2003, a $93 thousand or 7.9% decrease. During the second half of 2002, the Bank removed certain service fee charges on its business checking accounts in an effort to remain competitive and retain customers. This led to a reduction in service fee income generated on these accounts.

During the first nine-months of 2003 we netted pre-tax realized gains of $740 thousand on the call and sale of investment securities. This represents a $444 thousand increase over the first nine-months of 2002 when net pre-tax realized gains were $296 thousand. During the first nine-months of 2003 we sold $10.3 million of long term corporate bonds and had an additional $118.0 million in municipal, government agency and mortgage-backed available for sale and held to maturity securities mature or be called as interest rates declined. The corporate securities were sold because management believed it was prudent to lock-in market value gains on the corporate bonds, while interest rates were at or near 40-year lows. The long-term corporate bonds were sold in particular because of their sensitivity to market value decline in an increasing interest rate environment.

Other income is comprised of numerous types of fee income, including, but not limited to: official check fees, travelers check sales, wire transfer fees, letter of credit fees, safe deposit box charges, bank-owned life insurance, and income related to the Bank's securities held by the executive deferred compensation plan. Other income increased from $1.024 million during the first nine-months of 2002 to $1.166 million for the first nine-months of 2003, a $142 thousand or 13.9% increase. The income related to the Bank's securities held by the executive deferred compensation plan increased by $401 thousand, from a loss of $247 thousand during the first nine months of 2002 to $154 thousand gain in the first nine months of 2003 due to improved returns on these securities. In addition, income related to the increases in cash surrender value of bank-owned life insurance totaled $416 thousand for the nine-month period ended September 30, 2002, as compared, to $486 thousand for the nine-month period ended September 30, 2003, a $70 thousand increase. Income related to the Bank's investment in New York Bankers Title Agency East increased by $44 thousand, from $16 thousand for the nine-month period ended September 30, 200 to $60 thousand for the nine-month period ended September 30, 2003. These improvements were offset by a $78 thousand reduction in other real estate owned (foreclosed property) rental income due to sale of a foreclosed rental property in November 2002; a reduction in investment service fee income of $36 thousand; a reduction in the New York Bankers Insurance Trust dividend payments of $62 thousand; and a $140 thousand decrease in miscellaneous service charges, commissions and fees including a $81 thousand decline in merchant credit card processing income. Other miscellaneous items totaled a net loss of $57 thousand.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and fixture expense, and other expense. Total non-interest expenses increased from $11.117 million during the first nine-months of 2002 to $12.390 million for the first nine-months of 2003, a $1.273 million or 11.5% increase. Salary and benefits expense increased $748 thousand, occupancy expense increased $172 thousand, and other expense increased $349 thousand period over period.

Salaries and benefits expense increased from $7.209 million for the nine-month period ended September 30, 2002, as compared to $7.957 million for the nine-month period ended September 30, 2003. Due to a decrease in investment returns on plan assets and changes to the discount rate used to calculated the Bank's future benefit obligation during 2001 and 2002, we incurred increased expense charges for the Bank's defined benefit pension plan totaling $237 thousand. We also recorded $122 thousand of additional expense during the nine-month period ended September 30, 2003 due to the establishment of a supplemental executive retirement plan in December 2002. New staff salaries and wage increases increased salary expense by $323 thousand period to period. And finally, other miscellaneous benefit programs including group life insurance expenses increased benefit costs by $66 thousand period to period.

Net occupancy expense and furniture and fixture expense totaled $1.447 million for the nine-month period ended September 30, 2002, as compared to, $1.623 million for the nine-month period ended September 30, 2003, a $176 thousand or 12.2% increase. Increased snow removal and utility expenses related to a cold winter in the first-half of 2003 are responsible for $116 thousand of this increase.

Other expenses increased by $349 thousand, from $2.461 million for the nine-months ended September 30, 2002 to $2.810 million for the nine-months ended September 30, 2003. The expense related to the executive deferred compensation plan increased in the first nine months of 2003 as a result of improved performance of the related investments. Specifically, the expense related to the executive deferred compensation plan increased by $401 thousand, from a recorded loss of $247 thousand during the first nine months of 2002 to $154 thousand of gain in the first nine months of 2003. The increased expense related to the executive deferred compensation plan is offset by the same increase in other income, where the income associated with the securities held by the Bank related to the plan is recorded.

Income tax expensed decreased from $2.734 million for the period ended September 30, 2002 to $2.488 million for the period ended September 30, 2003, an $246 thousand decrease. The decrease in the income tax expense is primarily due to a decreased level of pre-tax income in the nine-month period September 30, 2003, as compared to, the nine-month period ended September 30, 2002.

ii. Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

       Please refer to the Consolidated Financial Statements presented in
                            Item 13 of this document.

General. Net Income for 2002 was $8.562 million, compared to $8.046 million in 2001, a $516 thousand improvement. This represented earnings per share of $0.76 for 2002 and $0.71 for 2001. The improvement in net income was largely driven by improvements in Net Interest Income of $2.622 million and Non Interest Income of $430 thousand offset by increases in the provision for loan losses, non-interest expenses and the income tax provision. Return on average assets declined from 1.36% in 2001 to 1.25% in 2002. This occurred because net interest margin declined during 2002. Historically low and declining interest rates prompted significant loan refinancing activity, reducing interest rate spreads on new loans and investments. Return on average stockholders' equity also declined from 14.91% in 2001 to 14.36% in 2002. This primarily occurred because average stockholders' equity increased by $5.6 million or 10.5% during 2002 while net income only increased by $516 thousand or 6.4%.

Net Interest Income. Net interest income increased from $21.8 million in 2001 to $24.5 million in 2002. This increase was primarily driven by asset growth, not by significant improvements in net interest spread. Average earning assets increased by 15.5% or $86.8 million from $559.1 million during 2001 to $646.0 million during 2002.

The following table summarizes the composition of the Company's average assets, the total dollar amount of interest income from average earning assets and the resultant yields, as well as the interest expense and rates paid on average interest bearing liabilities. No tax equivalent adjustments were made for tax-exempt assets. The average balances presented are calculated using daily totals and averaging them for the period indicated.

Asset and Yield Summary Table:

                                                                    For the Years Ended December 31,
                                     -----------------------------------------------------------------------------------------------
                                                    2002                             2001                            2000
                                     -----------------------------------------------------------------------------------------------
                                       Average    Interest              Average    Interest             Average    Interest
                                     Outstanding   Earned    Yield /  Outstanding   Earned   Yield /  Outstanding   Earned   Yield /
                                       Balance     /Paid      Rate      Balance     /Paid     Rate      Balance     /Paid     Rate
                                     -----------------------------------------------------------------------------------------------
                                                                            (Dollars in thousands)
Earning Assets:
   Federal funds sold and interest
   bearing deposits                   $  34,060    $  1,495    4.39%  $  33,412    $  1,853    5.55%  $   4,418    $    294    6.65%
   Securities (1)                     $ 275,643    $ 13,638    4.95%  $ 206,642    $ 11,415    5.52%  $ 194,885    $ 11,634    5.97%
   Loans, Net (2)                     $ 336,283    $ 26,503    7.88%  $ 319,083    $ 29,025    9.10%  $ 324,130    $ 30,397    9.38%
                                      ---------------------           ---------------------           ---------------------
        Total earning assets          $ 645,986    $ 41,636    6.45%  $ 559,137    $ 42,293    7.56%  $ 523,433    $ 42,326    8.09%

   Non-earning assets                 $  41,520                       $  33,661                       $  31,937
                                      ---------                       ---------                       ---------
            Total assets              $ 687,506                       $ 592,798                       $ 555,370
                                      =========                       =========                       =========

Liabilities:
   Savings accounts                   $  79,382    $  1,101    1.39%  $  70,149    $  1,403    2.00%  $  70,253    $  1,578    2.25%
   Money market accounts              $  36,548    $    537    1.47%  $  41,892    $  1,283    3.06%  $  37,181    $  1,849    4.97%
   NOW accounts                       $  95,861    $  1,678    1.75%  $  54,880    $  1,118    2.04%  $  46,720    $  1,017    2.18%
   Time accounts                      $ 274,985    $  9,719    3.53%  $ 247,737    $ 12,806    5.17%  $ 252,735    $ 14,236    5.63%
   Borrowings                         $  80,129    $  4,135    5.16%  $  69,556    $  3,839    5.52%  $  47,661    $  2,758    5.79%
                                      ---------------------           ---------------------           ---------------------
        Total interest bearing
        liabilities                   $ 566,905    $ 17,170    3.03%  $ 484,214    $ 20,449    4.22%  $ 454,550    $ 21,438    4.72%

   Non-interest bearing deposits      $  52,652                       $  48,339                       $  48,125

                                                                    For the Years Ended December 31,
                                     -----------------------------------------------------------------------------------------------
                                                    2002                             2001                            2000
                                     -----------------------------------------------------------------------------------------------
                                       Average    Interest              Average    Interest             Average    Interest
                                     Outstanding   Earned    Yield /  Outstanding   Earned   Yield /  Outstanding   Earned   Yield /
                                       Balance     /Paid      Rate      Balance     /Paid     Rate      Balance     /Paid     Rate
                                     -----------------------------------------------------------------------------------------------
                                                                            (Dollars in thousands)
   Other non-interest bearing
   liabilities                        $   8,323                       $   6,265                       $   4,197
                                      ----------                      ----------                      ----------
        Total liabilities             $ 627,880                       $ 538,818                       $ 506,872
   Shareholder's equity               $  59,626                       $  53,980                       $  48,498
                                      ----------                      ----------                      ----------
        Total liabilities and
        shareholder's equity          $ 687,506                       $ 592,798                       $ 555,370
                                      ==========                      ==========                      ==========

   Net interest income                             $ 24,466                        $ 21,844                        $ 20,888
                                                   =========                       =========                       =========

 Net interest rate spread (3)                                  3.42%                           3.34%                           3.37%
                                                              ======                          ======                          ======

 Net earning assets                   $  79,081                       $  74,923                       $  68,883
                                      ==========                      ==========                      ==========

Net interest margin (4)                                        3.79%                           3.91%                           3.99%
                                                              ======                          ======                          ======

Ratio of earning assets to
    interest bearing liabilities         113.95%                         115.47%                         115.15%
                                      ==========                      ==========                      ==========

(1) Securities are shown at average amortized cost with net unrealized gains or losses on securities available-for-sale included as a component of nonearning assets.

(2) Average net loans equal average total loans less the average allowance for loan losses. However, for purposes of these computations, non-accrual loans are included in average loan balances outstanding. The interest collected thereon is included in interest income based upon the characteristics of the related loans.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) The net interest margin, also known as the net yield on average interest-bearing assets, represents net interest income as a percentage of average interest-earning assets.

The yield on the loan portfolio declined significantly during 2002. Specifically, the yield on the loan portfolio was 9.10% in 2001, as compared to 7.88% in 2002. This occurred for two primary reasons. First, as mortgage, consumer and commercial loan rates decreased throughout the period, many borrowers refinanced or repaid their existing loans and secured new loans at much lower interest rates. Second, the yield on the Bank's variable rate loans, which are primarily tied to the Prime rate, declined steadily throughout 2001 and 2002.

Similar to the loan portfolio, the investment portfolio also experienced lower yields in 2002 than in 2001. Specifically the investment portfolio yield decreased from 5.52% in 2001 to 4.95% in 2002. Increased levels of mortgage financing activity accelerated prepayments on our mortgage backed securities requiring that we reinvest the maturing principal dollars at lower market yields. Additionally, the increased prepayment levels also required us to increase amortization expense on investment securities being held with "premiums," i.e., securities with amortized cost exceeding par value.

A decrease in the yield on the federal funds sold and interest-bearing liabilities at other banks is primarily attributed to a lower average Federal Funds earnings rate during 2002.

The cost of total interest-bearing liabilities declined from 4.22% in 2001 to 3.03% in 2002, due to a declining national interest rate environment throughout 2001 and 2002. We, along with other banks and competitors, dropped deposit rates significantly throughout 2001 and 2002 to offset a general decline in asset yields.

The following table presents changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amount of change. The table has not been adjusted for tax-exempt interest.

Rate / Volume Table:

                                                               Year Ended December 31,
                                       --------------------------------------------------------------------------
                                                 2002 vs. 2001                          2001 vs. 2000
                                       --------------------------------------------------------------------------
                                         Rate        Volume        Total        Rate        Volume        Total
                                       --------------------------------------------------------------------------
                                                                       (In thousands)
Earning assets:
    Federal funds sold and
    interest-bearing deposits          $   (386)    $     28     $   (358)    $    (42)    $  1,601     $  1,559
    Securities                         $ (1,191)    $  3,414     $  2,223     $   (869)    $    649     $   (220)
    Loans                              $ (3,878)    $  1,356     $ (2,522)    $   (913)    $   (459)    $ (1,372)
                                       --------------------------------------------------------------------------
Total earning assets                   $ (5,455)    $  4,798     $   (657)    $ (1,824)    $  1,791     $    (33)
                                       --------------------------------------------------------------------------

Interest bearing liabilities:
    Savings accounts                   $    430     $   (128)    $    302     $    173     $      2     $    175
    Money market accounts              $    667     $     79     $    746     $    710     $   (144)    $    566
    NOW accounts                       $    157     $   (717)    $   (560)    $     62     $   (163)    $   (101)
    Time accounts                      $  4,016     $   (929)    $  3,087     $  1,178     $    252     $  1,430
    Borrowings                         $    250     $   (546)    $   (296)    $    128     $ (1,209)    $ (1,081)
                                       --------------------------------------------------------------------------
Total interest bearing liabilities     $  5,520     $ (2,241)    $  3,279     $  2,251     $ (1,262)    $    989
                                       --------------------------------------------------------------------------

Change in net interest income          $     65     $  2,557     $  2,622     $    427     $    529     $    956
                                       --------------------------------------------------------------------------

Rate and Volume Analysis. In 2002 net interest income increased $2.622 million, a 12% increase over 2001. Approximately, 97% of this increase is attributable to the increased volume of earning assets. Specifically, the increase in total earning asset volumes contributed $4.798 million of additional interest income, while the increase in interest bearing liabilities due to changes in volume only increased interest expense by $2.241 million. By comparison, the reduction in net interest income due to changes in interest rates totaled $65 thousand. Interest income on earning assets declined by $5.455 million due to changes in interest rates, while interest expense on interest bearing liabilities declined by $5.520 million due to changes in interest rates.

Although interest rates declined during 2002 (see interest rate table below), the Bank's management was able to slightly improve net interest rate spread by reducing funding costs throughout the year. However, without the volume increases in investment securities, loans and other earning assets net interest income would likely have remained relatively unchanged.

Interest Rate Table:

--------------------------------------------------------------------------------------------------------------
       Interest Rates*                                2002                               2001         Change
                                        ------------------------------------------                   Dec. 2001
                                        December    September     June       March     December         to
                                                                                                     Dec. 2002
--------------------------------------------------------------------------------------------------------------
Target Federal Funds Rate                 1.25%       1.75%       1.75%      1.75%       1.75%         -0.50%
--------------------------------------------------------------------------------------------------------------
NYC Prime                                 4.25%       4.75%       4.75%      4.75%       4.75%         -0.50%
--------------------------------------------------------------------------------------------------------------
90 Day Treasury Bill                      1.18%       1.44%       1.66%      1.75%       1.67%         -0.49%
--------------------------------------------------------------------------------------------------------------
6 Month Treasury Bill                     1.21%       1.43%       1.68%      2.02%       1.77%         -0.56%
--------------------------------------------------------------------------------------------------------------
1 Year Treasury Note                      1.20%       1.47%       1.92%      2.57%       2.07%         -0.87%
--------------------------------------------------------------------------------------------------------------
2 Year Treasury Note                      1.59%       1.73%       2.75%      3.58%       2.66%         -1.07%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
       Interest Rates*                                2002                               2001         Change
                                        ------------------------------------------                   Dec. 2001
                                        December    September     June       March     December         to
                                                                                                     Dec. 2002
--------------------------------------------------------------------------------------------------------------
3 Year Treasury Note                      1.94%       2.13%       3.30%      4.18%       3.74%         -1.80%
--------------------------------------------------------------------------------------------------------------
4 Year Treasury Note                      2.37%       2.46%       3.70%      4.56%       4.26%         -1.89%
--------------------------------------------------------------------------------------------------------------
5 Year Treasury Note                      2.71%       2.72%       3.99%      4.81%       4.52%         -1.81%
--------------------------------------------------------------------------------------------------------------
7 Year Treasury Note                      3.21%       3.28%       4.41%      5.12%       4.99%         -1.78%
--------------------------------------------------------------------------------------------------------------
10 Year Treasury Note                     3.79%       3.68%       4.73%      5.28%       5.20%         -1.41%
--------------------------------------------------------------------------------------------------------------
15 Year Treasury Note                     4.48%       4.47%       5.34%      5.81%       5.78%         -1.30%
--------------------------------------------------------------------------------------------------------------
30 Year Treasury Note                     4.76%       4.78%       5.13%      5.42%       5.52%         -0.76%
--------------------------------------------------------------------------------------------------------------
Federal Housing Finance Board
National Avg. Mortgage Contract Rate      6.03%       6.32%       6.62%      6.77%       6.56%         -0.53%
--------------------------------------------------------------------------------------------------------------

* The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Provision for Loan Losses. During 2002 we increased the provision for loan losses to $1.92 million, as compared to $1.54 million in 2001. The provision for loan losses as a percentage of average loans outstanding was 0.48% in 2001, as compared to, 0.57% in 2002. Although net loan charge-offs and non-performing loans remained relatively unchanged from 2001 to 2002, we determined it was advisable to increase the provision for loan losses because the total loans outstanding increased by $28.8 million or 8.72% period over period and the level of inherent risk of loss in our loan portfolio increased. Specifically, management increased the allowance for loan losses during 2002 because:

      (i) The number of loans outside of our primary market area has increased. During 2002 loans outstanding originated by our Binghamton loan production office increased by $19.5 million.

      (ii) The number of approved large loans (over $1.0 million) increased from $71.2 million outstanding at December 31, 2001 to $87.1 million outstanding at December 31, 2002.

      (iii) And, commercial and commercial real estate loans outstanding, which are typically larger and have more risk than consumer and residential real estate loans, have increased in each of the last 5-years. Commercial and commercial real estate loans combined increased from $212.8 million at December 31, 2001 to $230.4 million at December 31, 2002.

Non-Interest Income. Non-interest income is comprised of trust and investment service fees, service and penalty charges on deposit accounts, investment security gains and other income. Non-interest income increased from $4.834 million in 2001 to $5.264 million in 2002.

Although the total market value of assets managed by our trust department declined by 11.5% from $292.2 million at December 31, 2001 to $258.7 million at December 31, 2002, total trust and investment service fees remained relatively unchanged from 2001 to 2002. Specifically, trust and investment service fees totaled $1.416 million in 2002, as compared to, $1.422 million in 2001. Lower levels of recurring service fees in 2002, which are based both on the market value of the account and income generated by the account, were offset by an increase in estate settlement fees and trust termination fees. Estate settlement and trust termination fees totaled $241 thousand in 2002, as compared to, $170 thousand in 2001, a $71 thousand increase.

Service charges on deposit accounts remained relatively unchanged from 2001 to 2002. In 2002, service charges on deposit accounts were $1.583 million, as compared to, $1.603 million in 2001. A reduction in service charges for checking and NOW accounts from 2001 to 2002 were offset by an increase in penalty charges and ATM fees.

Commissions Income increased from $279 thousand in 2001 to $488 thousand in 2002, a $209 or 74% increase. The increase is due to additional insurance policy sales through the Bank's insurance agency subsidiary Mang - Wilber LLC.

During 2002 we sold investment securities netting pre-tax realized gains of $488 thousand. This represents a $209 thousand increase over 2001 when net pre-tax realized gains were $279 thousand. Net realized gains on the matured, called and sold securities totaling $738 thousand, were partially offset by a $250 thousand write-down of an equity investment held by the Company. Specifically, during 2002 we sold $21.2 million of available for sale securities, primarily corporate bonds and Treasury bonds. The corporate bonds were sold in anticipation of credit rating downgrades and

Treasury securities were sold to improve the current investment portfolio yield. In addition, during 2002 we had $57.3 million of available for sale and held to maturity securities mature or be called primarily the result of a declining interest rate environment

Other income increased from $1.194 million in 2001 to $1.349 million in 2002, an increase of $155 thousand. The increase can be primarily attributed to increases in bank-owned life insurance income and increases in miscellaneous service charges, fees and commissions. Bank-owned life insurance income increased $217 thousand from period to period due to an improvement in insurance policy crediting rates in the 3rd quarter of 2001 (on existing policies) and new income on policies purchased during 2002. Miscellaneous service charges, fees and commissions increased by $128 thousand, from $403 thousand in 2001 to $531 thousand in 2002 due to an increase in wire transfer activity and fees collected from the issuance of letters of credit. And finally, distributions from the New York Bankers Association insurance trusts, income related to our interest in New York Bankers Title Agency East, LLC and an insurance claim reimbursement increased other income by $81 thousand. Increases in the above components of other income were offset by $107 thousand decrease in rental income on the Bank's other real estate-owned (foreclosed property), a $40 thousand decrease in investment service fees, a $115 (thousand) loss related to the executive's deferred compensation plan and a $9 thousand net loss in other miscellaneous items.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and fixture expense, and other expense. Total non-interest expenses increased from $13.994 million in 2001 to $15.959 million in 2002, a $1.965 million or 14.0% increase. The substantial growth in non-interest expenses is primarily due to significant increases in salary and benefits expense related to expansionary activities and increases in benefit costs.

Salaries and benefits expense increased from $8.191 million in 2001 to $10.345 million in 2002, a $2.154 million or 26.3% increase. Our expansionary activities resulted in substantial staff increases between the second quarter of 2001 and the first quarter of 2002. Specifically, we established a loan production office in Binghamton, NY during May 2001, opened the Norwich (NY) Town branch in November 2001, and acquired the Norwich (NY) City branch in February 2002. In addition, the expense related to the "phantom stock" component of the executive's deferred compensation plan increased by $285 thousand from $746 thousand in 2001 to $1.031 million in 2002 as a result of a $2.38 per share or 29.2% increase in the trading price of the Company's common stock. Under this plan, executives may defer portions of their compensation, and, if elected by the executives, deferred amounts can be indexed to the financial performance of the Company's common stock. Since no actual shares of stock are purchased by the plan and the common stock of the Company is used solely as an index to periodically determine the value of the deferred amounts for each executive in the plan, it is referred to as "phantom stock" (see Item 6 of this registration statement for additional explanation regarding the Company's executive deferred compensation plan). Increases and decreases in the related deferred amounts is determined based upon changes in the trading price of the Company's stock. The remainder of the salary expense is due to additional staff, pay increases and incentive compensation.

Benefit costs also increased substantially. In December 2002 we accrued $541 thousand of other benefit expense related to the approval of supplemental executive retirement plans ("SERPs") for two senior executives (details provided in Item 6 - Executive Compensation of this document). In addition our defined benefit pension plan expense increased by $313 thousand in 2002, from a benefit of $86 thousand in 2001 to an expense of $226 thousand in 2002 because of a decrease in the investment returns on plan assets and changes in discount rate assumptions used for calculating future benefit payments. And finally, health insurance costs on our partially self-insured medical plan increased by $116 thousand from $532 thousand in 2001 to $648 thousand in 2002.

Net occupancy expense, furniture and fixture expense and other expense did not vary significantly from 2001 to 2002. Total expenses in these three expense categories totaled $5.8 million in 2001, as compared to, $5.6 million in 2002.

Income Tax Expense. The provisions for federal and state income taxes totaled $3.3 million and $3.1 million for 2002 and 2001 respectively. The tax provision increased due to an increase in pre-tax income, while the effective income tax rates for 2002 and 2001 remained level at 27.8%. The use of tax exempt instruments and tax advantaged entities are the primary reasons we maintain an effective tax rate below the statutory Federal and New York State tax rates.

iii. Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

       Please refer to the Consolidated Financial Statements presented in
                            Item 13 of this document.

General. Net Income for 2001 was $8.046 million, compared to $7.858 million in 2000, a $188 thousand or 2.4% improvement. This represented earnings per share of $0.71 for 2001 and $0.68 for 2000. The improvement in net income was primarily the result of improvements in net interest income of $956 thousand, non interest income of $466 thousand, and a $140 thousand reduction in the provision for loan losses. These improvements were primarily offset by a substantial increase in non-interest expenses totaling $1.258 million. The return on average assets decreased from 1.41% in 2000 to 1.36% in 2001, as earning asset growth slightly exceeded growth in net income. Return on average stockholders' equity also declined from 16.20% in 2000 to 14.91% in 2001. This occurred because average stockholders' equity increased by $5.5 million or 11.3% during 2001 while net income only increased by $188 thousand or 2.4%.

Net Interest Income. Net interest income increased from $20.9 million in 2000 to $21.8 million in 2001. Net interest margin declined, however, from 3.99% in 2000 to 3.91% in 2001. This occurred because the growth in average earning assets of $35.7 million between the two periods increased the aggregate level of interest income, but at a lower marginal net interest spread. The yield on average earning assets declined 53 basis points from 8.09% in 2000 to 7.56% in 2001. At the same time, the Bank's management lowered deposit rates, causing a decline in the cost of average interest bearing liabilities by 50 basis points from 4.72% in 2000 to 4.22% in 2001.

The Prime rate, which serves as a base rate for a significant portion of the Bank's loans, declined precipitously throughout 2001 from 9.50% at January 1, 2001 to 4.75% at December 31, 2001. This decline primarily impacted the Bank's adjustable rate loans, which were largely responsible for driving down the average yield on the Bank's loan portfolio from 9.38% in 2000 to 9.10% in 2001. The decline in the yield on average loans was not as great as the decline in short term rates, primarily the Prime rate, due to the Bank's fixed rate loans. The incentive to refinance long-term fixed rate loans was not significant during 2001 because long-term interest rates did not decline as significantly as the short-term interest rates. Therefore, these higher fixed-rate loans generally remained in the Bank's portfolio, which tended to maintain a more consistent yield between 2001 and 2000.

Similar to the loan portfolio, the investment portfolio also experienced lower yields in 2001 than in 2000. Specifically, the average yield on the investment portfolio declined by 0.45% (45 basis points) from 5.97% in 2000 to 5.52% in 2001. The reinvestment opportunities for maturing investment portfolio principal dollars had declined as a result of a lower level of interest rates. Additionally, interest income on the adjustable-rate collateralized mortgage obligations declined throughout 2001, due to the declining interest rate environment.

A decrease in the yield on the federal funds sold and interest-bearing liabilities at other banks is primarily attributed to a lower average Federal Funds earnings rate during 2001, as compared to, 2000. The target Federal Funds rate at December 31, 2000 was 6.50%, versus 1.75% at December 31, 2001.

The cost of total interest-bearing liabilities declined from 4.72% in 2000 to 4.22% in 2001, due to declining short-term interest rates throughout 2001. We, along with other banks and competitors, dropped deposit rates throughout 2001 to offset a general decline in adjustable-rate asset yields. More specifically, a significant portion of our non-maturity deposit portfolios including our NOW and Money Market accounts over $1.0 million are based upon the 90-day Treasury Bill rate. As short-term interest rates declined throughout 2001 we reduced the interest expense associated with these accounts. Additionally, even though the mid to long-term rates (3 to 30-years) did not decrease precipitously like the short-term rates, banks, including our Bank, also dropped fixed-rate mid-term certificate of deposit interest rates. To illustrate this point, the 3-year Treasury note yield declined by approximately 1.08% from 4.82% in December 2000 to 3.74% in December 2001. During the same time period, the average Annual Percentage Yield ("APY") for a 3-year bank certificate of deposit among banks and credit unions that compete with us decreased by 1.89%, from 5.43% in December 2000 to 3.54% in December 2001.

The following table is for illustrative purposes only, but provides information regarding the general level of interest rates for the periods stated.

Interest Rate Table:

------------------------------------------------------------------------------------------------------------------
               Interest Rates*                                2001                         2000
                                         -------------------------------------------                   Change Dec.
                                         December     September     June       March     December      2000 - Dec.
                                                                                                          2001
------------------------------------------------------------------------------------------------------------------
Target Federal Funds Rate                  1.75%        2.50%       3.75%      5.00%       6.50%          -4.75%
------------------------------------------------------------------------------------------------------------------
NYC Prime                                  4.75%        5.50%       6.75%      8.00%       9.50%          -4.75%
------------------------------------------------------------------------------------------------------------------
90 Day Treasury Bill                       1.67%        2.17%       3.42%      4.23%       5.13%          -3.46%
------------------------------------------------------------------------------------------------------------------
6 Month Treasury Bill                      1.77%        2.16%       3.41%      4.03%       4.94%          -3.17%
------------------------------------------------------------------------------------------------------------------
1 Year Treasury Note                       2.07%        2.42%       3.76%      4.55%       5.54%          -3.47%
------------------------------------------------------------------------------------------------------------------
2 Year Treasury Note                       2.66%        2.79%       3.60%      4.31%       4.96%          -2.30%
------------------------------------------------------------------------------------------------------------------
3 Year Treasury Note                       3.74%        3.35%       4.03%      4.37%       4.82%          -1.08%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
               Interest Rates*                                2001                         2000
                                         -------------------------------------------                   Change Dec.
                                         December     September     June       March     December      2000 - Dec.
                                                                                                          2001
------------------------------------------------------------------------------------------------------------------
4 Year Treasury Note                       4.26%        3.70%       4.42%      4.50%       4.84%          -0.58%
------------------------------------------------------------------------------------------------------------------
5 Year Treasury Note                       4.52%        3.92%       4.66%      4.64%       4.93%          -0.41%
------------------------------------------------------------------------------------------------------------------
7 Year Treasury Note                       4.99%        4.29%       4.98%      4.84%       5.02%          -0.03%
------------------------------------------------------------------------------------------------------------------
10 Year Treasury Note                      5.20%        4.49%       5.23%      5.07%       5.14%           0.06%
------------------------------------------------------------------------------------------------------------------
15 Year Treasury Note                      5.78%        5.18%       5.61%      5.42%       5.45%           0.33%
------------------------------------------------------------------------------------------------------------------
30 Year Treasury Note                      5.52%        5.32%       5.72%      5.56%       5.48%           0.04%
------------------------------------------------------------------------------------------------------------------
Federal Housing Finance Board
National Avg. Mortgage Contract Rate       6.56%        6.99%       7.08%      7.10%       7.73%          -1.17%
------------------------------------------------------------------------------------------------------------------

* The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Rate and Volume Analysis. In 2001 net interest income increased $956 thousand, a 4.6% increase over 2000. The increase is primarily due to both an increase in the volume of earning assets, and the reduction in interest rates paid on the Bank's interest bearing liabilities.

The interest income earned on loans during 2001 decreased by $1.372 million, from $30.397 million in 2000 to $29.025 million in 2001. The reduction in average loan volume from $324.1 million in 2000 to $319.1 million in 2001 contributed $459 thousand of the loss in interest income, whereas the reduction in the average loan yield contributed $913 thousand towards the decrease in interest income. Average loan yields decreased from 9.38% in 2000 to 9.10% in 2001.

The interest income on investments decreased by $220 thousand, from $11.635 million in 2000 to $11.415 million in 2001. Although the average volume of the investment portfolio increased from $194.9 million in 2000 to $206.6 million in 2001 generating $649 thousand in additional interest income, it was offset by lower investment yields, which reduced interest income by $869 thousand.

The interest income on Federal funds sold and interest-bearing liabilities increased substantially during 2001, as compared to 2000. Interest income for this asset category increased by $1.559 million, from $294 thousand in 2000 to $1.853 million in 2001. In December 2000 and January 2001 we purchased $20.0 million of FDIC-insured certificates of deposit netting a weighted average yield of 6.73% or approximately $1.346 million in interest income annually. These investments, plus an increase in average Federal Funds sold of approximately $9.0 million contributed $1.601 million of additional interest income. The decline in the Federal funds rate from 6.50% at January 1, 2001 to 1.75% at December 31, 2001 offset the volume related increase in interest income by $42 thousand.

Throughout 2001 short-term Treasury bond yields declined (see interest rate table above). We use the 90-day Treasury bill rate as a base rate for NOW and Money Market accounts with balances exceeding $1.0 million. Although the increase in volume in both the NOW and Money Market accounts increased interest expense by $307 thousand, the reduction in the average rate paid to NOW and Money Market account depositors decreased interest expense by $772 thousand. The net result of the volume and rate changes from 2000 to 2001 was an interest expense reduction on NOW and Money Market accounts of $465 thousand during 2001.

During 2001 the average rate paid and the average volume of time accounts were less than in 2000. Total interest expense related to Time Accounts decreased by $1.431 million in 2001, as compared to, 2000. Of the total interest expense savings $1.178 million was attributed to a reduction in interest rates paid to depositors and $252 thousand was due to a reduction in average volume outstanding, which declined from $252.7 million in 2000 to $247.7 million in 2001.

Average borrowings outstanding increased from $47.7 million in 2000 to $69.6 million in 2001. Most of the increase is due to additional borrowing secured at the FHLBNY to fund the purchase of $20.0 million of FDIC-insured certificates of deposit during December 2000 and January 2001. Interest expense associated with borrowings increased by $1.081 million from 2000 to 2001. A slight decrease in the average rate charged on average borrowings outstanding during 2000 was largely offset by a significant increase in the volume of borrowings. Additional borrowings during 2001 increased interest expense by $1.209 million, while a decrease in the interest rate paid on average borrowings outstanding during 2000 decreased interest expense by $128 thousand.

Provision for Loan Losses. The provision for loan losses did not change significantly from 2000 to 2001. The provision for loan losses was $1.54 million in 2001 representing a $140 thousand reduction in the provision for loan losses in 2000. The provision for loan losses declined in 2001 as compared to 2000 primarily due to the reduction in net loan charge-offs, which declined by $607 thousand or 36%. The provision for loan loss decline was not as great as the decline in net loan charge-offs due to the increase in the total loan portfolio, as well as, the continued change in the mix of loans, particularly increases in the commercial and commercial real estate categories. Also, non-performing loans have remained relatively flat totaling $3.3 million at December 31, 2001 and $3.1 million at December 31, 2000. The provision for loan losses as a percentage of average loans outstanding was 0.52% in 2000, as compared to, 0.48% in 2001.

Non-Interest Income. Non-interest income is comprised of trust and investment service fees, service and penalty charges on deposit accounts, investment security gains and losses and other income. Non-interest income increased from $4.368 million in 2000 to $4.834 million in 2001.

The total market value of assets managed by our trust department declined by 2.4% from $299.5 million at December 31, 2000 to $292.2 million at December 31, 2001. This did not materially impact the trust and investment service fee income earned during 2001, as compared to 2000. Specifically, trust and investment service fees totaled $1.422 million in 2001, as compared to $1.550 million in 2000. The trust and investment service fee income was reduced primarily because of a reduction in estate administration and trust termination fees. During 2000, the Bank earned $319 thousand in estate administration and trust termination fees. By comparison the Bank earned only $170 thousand in estate administration and trust service fees during 2001.

Service charges on deposit accounts increased slightly from 2000 to 2001. In 2000, service and penalty charges on deposit accounts were $1.593 million, as compared to, $1.603 million in 2001. Although the year-end balance of demand deposit accounts increased by $5.8 million or 12.5% from December 31, 2000 to December 31, 2001, the average volume of demand deposits remained relatively unchanged at $48.3 million in 2001, compared to, $48.1 million in 2000 causing service and penalty charges to remain relatively unchanged from 2000 to 2001.

Commission income related to the Bank's insurance agency subsidiary, Mang - Wilber LLC, increased to $336 thousand in 2001 due to additional insurance policy sales. By comparison, commission income related to Mang - Wilber LLC was $108 thousand in 2000. Due to a change in the Bank's accounting method during 2001 (from the equity method to consolidating the insurance subsidiary) commission income appears as $0 on the consolidated statement of income for 2000 (see Note 1 on the Consolidated Financial Statements contained in Item 13 of this registration statement for further explanation). Prior to the change in the Bank's accounting method, commission income was recorded in other income.

During 2001 $63.9 million of available for sale and held to maturity securities matured, were called or were sold netting pre-tax realized gains of $279 thousand. This represents a $280 thousand increase over 2000 when net pre-tax realized losses were $1 thousand. During 2001 the Bank sold available for sale securities, and had several municipal securities called by their issuers at premiums, netting pre-tax realized gains of $180 thousand. In addition, the Company sold its common stock holdings of a regional financial institution netting a $99 thousand pre-tax realized gain.

Other income decreased from $1.226 million in 2000 to $1.194 million in 2001, a 2.6% or $32 thousand decrease. Although the net change in other income was not significant between 2000 and 2001, several components of other income did vary significantly from year to year. Income related to the executive's deferred compensation plan decreased by $142 thousand, from $52 thousand in 2000 to a $90 thousand loss in 2001. Additionally, during 2000 we received dividends from two New York Bankers Association insurance trusts totaling $184 thousand. By comparison, we received $126 thousand from these same two trusts in 2001, a $58 thousand decrease. Rental income on the Bank's other real estate-owned (foreclosed property) decreased from $200 thousand in 2000 to $177 thousand in 2001, a $23 thousand decrease. Decreases in the above components of other income were offset by an $85 thousand increase in income related to additional bank-owned life insurance purchases made in 2001, a $24 thousand improvement in investment service fees, a $77 improvement in miscellaneous service charges, fees and commissions, and a $5 thousand net increase in other miscellaneous items.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and fixture expense, and other expense. Total non-interest expenses increased from $12.736 million in 2000 to $13.994 million in 2001, a $1.285 million or 9.88% increase. The substantial growth in non-interest expenses was primarily due to significant increases in salary and benefits expense.

Salaries and benefits expense increased from $7.346 million in 2000 to $8.191 million in 2001, an $845 thousand increase. Total salaries expense increased from $6.191 million in 2000 to $6.961 million in 2001, a $770 thousand increase. A portion of the salaries expense increase is due to expansionary activities. We established a representative loan production office in Binghamton, NY during May 2001 and opened a new branch in Norwich, NY in November 2001.

The remainder of the salary expense increase is due to the hiring of additional support staff and providing pay increases to current staff. In addition to an increase in salaries expense, the cost of the Bank's employee health insurance plan increased by $107 thousand from $424 thousand in 2000 to $531 thousand in 2001.

Net occupancy expense, furniture and fixture expense and other expense increased by $413 thousand, from $5.390 million in 2000 to $5.803 million in 2001. During 2001 the Bank recorded a $463 thousand charge for a loss incurred as a result of a check-kiting fraud perpetrated by the owners of a local business.

Income Tax Expense. The provisions for federal and state income taxes totaled $3.098 million and $2.982 million for 2001 and 2000 respectively. The tax provision increased slightly in 2001 due to an increase in pre-tax income, while the effective income tax rates for 2001 and 2000 remained level at 27.8% and 27.5% respectively. The use of tax exempt instruments and tax advantaged entities are the primary reasons we maintain an effective tax rate below the statutory Federal and New York State tax rates.

c. Liquidity

Liquidity describes our ability to meet financial obligations in the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund the Company's current and planned expenditures. We are committed to maintaining a strong liquidity position. Accordingly, we monitor our liquidity position on a daily basis through our daily funds management process. This includes:

      (i) maintaining the appropriate levels of currency throughout our branch system to meet the daily cash needs of our customers,

      (ii) balancing our mandated deposit or "reserve" requirements at the Federal Reserve Bank of New York,

      (iii) maintaining adequate cash balances at the FHLBNY and other correspondent banks, and

      (iv) assuring adequate levels of Federal Funds sold, liquid assets, and borrowing resources are available to meet obligations including reasonably anticipated daily fluctuations.

In addition to the daily funds management process, we also monitor certain liquidity ratios and complete a liquidity assessment every 90 days to estimate current and future sources and uses of liquidity. The 90 day sources and uses assessment is reviewed by our Asset and Liability Committee. The committee, based on this assessment and other data, determines our future funding or investment needs and strategies. The following list represents the sources of funds available to meet our liquidity requirements. Our primary sources of funds are denoted by an asterick (*).

            Source of Funding

            o Currency*

            o Federal Reserve and Correspondent Bank Balances*

            o Federal Funds Sold*

            o Loan and Investment Principal and Interest Payments*

            o Investment Security Maturities and Calls*

            o Demand Deposits & NOW Accounts*

            o Savings & Money Market Deposits*

            o Certificates of Deposit and Other Time Deposits*

            o Repurchase Agreements*

            o FHLBNY Advances / Line of Credit*

            o Sale of Available for Sale Investment Securities

            o Brokered Deposits

            o Correspondent Lines of Credit

            o Fed. Reserve Discount Window Borrowings

            o Sale of Loans

            o Proceeds from Issuance of Equity Securities

            o Branch Acquisition

At September 30, 2003, December 31, 2002 and December 31, 2001 we maintained adequate levels of liquidity. The following table summarizes several of our key liquidity measures for the periods stated:

Table of Liquidity Measures:

--------------------------------------------------------------------------------
Liquidity Measure                              September 30,    December 31,
--------------------------------------------------------------------------------
Dollars in Thousands                               2003       2002       2001
--------------------------------------------------------------------------------
Cash and Cash Equivalents                         $41,383    $47,064    $40,378
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Liquidity Measure                              September 30,    December 31,
--------------------------------------------------------------------------------
Available for Sale Investment Securities at
Estimated Fair Value less Securities pledged
for State and Municipal Deposits                 $140,711    $88,377    $73,440
--------------------------------------------------------------------------------
Total Loan to Total Asset Ratio                      47.8%      50.5%      52.6%
--------------------------------------------------------------------------------
FHLBNY Remaining Borrowing Capacity               $17,220    $11,409    $27,826
--------------------------------------------------------------------------------
Correspondent Bank Lines of Credit                $10,000    $10,000    $10,000
--------------------------------------------------------------------------------

In addition to the above liquidity measures, at September 30, 2003, December 31, 2002 and 2001 respectively, we had $14.3, $13.8 million and $10.2 million of cash surrender value of Bank Owned Life Insurance. These policies could be terminated and surrendered for cash upon our demand.

In the opinion of management, the Bank's liquidity position was strong in all three periods. A steady improvement in the Bank's liquidity position can be primarily attributed to increases in deposits including the acquisition of the City of Norwich branch in February 2002. As mentioned above total deposits increased steadily in all three periods. Specifically, total deposits increased by $100.6 million between December 31, 2001 and September 30, 2003, while total loans outstanding increased by only $23.9 million for the same period. Available for Sale Investment Securities at Estimated Fair Value less Securities pledged for State and Municipal Deposits increased between December 31, 2001 and September 30, 2003 by $67.271 million primarily as the result of the significant increases in deposits. The substantial majority of these unencumbered Available for Sale Securities are highly liquid and could be sold immediately to meet our anticipated or unanticipated loan and other funding requirements.

Our commitments to extend credit and standby letters of credit remained relatively stable throughout each of the three periods. At September 30, 2003 commitments to extend credit and standby letters of credit totaled $57.0 million. By comparison at December 31, 2002 and December 31, 2001 respectively, commitments to extend credit and standby letters of credit totaled $47.0 million and $47.9 million. Our experience indicates that draws on the commitments to extend credit and standby letters of credit do not fluctuate significantly.

Deposit flows and loan and investment prepayment activity are affected by the level of interest rates, the interest rates and products offered by competitors, and other factors. Based on our deposit retention experience, anticipated levels of regional economic activity, particularly moderate levels of loan demand within our primary market area, and current pricing strategies we anticipate that we will have sufficient levels of liquidity to meet our current funding commitments. Also, expected principal payments, principal prepayments, and interest payments from the Bank's loan and investment portfolios increased in each period due to a lower interest rate environment and higher levels of mortgage refinancing activity.

d. Capital Resources and Dividends

The maintenance of appropriate capital levels is a management priority. Overall capital adequacy is monitored on an ongoing basis by our management and reviewed regularly by the Board of Directors. The Company's principal capital planning goal is to provide an adequate return to shareholders while retaining a sufficient capital base to provide for future expansion and comply with all regulatory standards.

At September 30, 2003 stockholders' equity was $63.5 million, a $300 thousand or 0.5% increase over December 31, 2002 shareholders' equity of $63.2 million. The slight increase is due to an increase in retained earnings of $3.4 million offset by a $2.7 million reduction in other comprehensive income and a $492 thousand increase in Treasury stock.

Stockholders' equity was $63.2 million at December 31, 2002, an increase of $7.3 million, or 13.1%, from the prior year-end. The increase in shareholders' equity during 2002 primarily reflected $4.3 million of retained earnings and an increase of $3.7 million in other accumulated comprehensive income, partially offset by $0.7 million of periodic repurchases of the Company's common stock.

From time to time the Company re-purchases outstanding common stock from its shareholders. These shares are recorded as Treasury Stock on the Company's Balance Sheet and are provided in Item 13 of this registration statement. The Company's management is provided authority to re-purchase common shares into Treasury within limits prescribed by the Board of Directors. These limits are set by the Board of Directors based upon the Company's capital ratio. Given our current financial condition the Board of Directors current goal is to maintain a total capital to total assets ratio of 8.0% to 9.0%. Upon analyzing our capital levels the Board of Directors provide management with authority to re-purchase common shares up to a pre-determined dollar limit. To provide an orderly market, small blocks of common shares (less than 4,000 shares) offered to the Company by the Over the Counter Bulletin Board market makers are re-purchased by management at the last trade price as posted on the Over the Counter Bulletin Board market. It has been the Company's practice to re-purchase through private sale large blocks of shares at a discount to the last trade price. We offer a discounted price for large blocks of shares to reflect the lack of liquidity in the Company's common shares. At September 30, 2003 management did not have any authority to re-purchase its common shares into Treasury.

The Company and the Bank are both subject to regulatory capital guidelines. Under these guidelines, as established by federal bank regulators, to be adequately capitalized the Company and the Bank must both maintain the minimum ratio of "Tier 1" capital to risk-weighted assets at 4.0% and the minimum ratio of total capital to risk-weighted assets of 8.0%. Tier 1 capital is comprised of shareholders' equity less intangible assets and accumulated other comprehensive income. Total capital, for this risk-based capital standard, includes Tier 1 capital plus the Company's allowance for loan losses. Similarly, for the Bank to be considered "well capitalized" it must maintain a Tier 1 capital to risk-weighted assets of 6.0% and a total capital to risk-weighted assets ratio of 10.00%. The Company and the Bank exceeded all capital adequacy and well capitalized guidelines at September 30, 2003, December 31, 2002 and December 31, 2001. Additional details are set forth in Note 13 of the Company's consolidated financial statements located in Item 13 of this document.

The principal source of funds for the payment of shareholder dividends by the Company has been dividends declared and paid to the Company by its subsidiary bank. There are various legal and regulatory limitations applicable to the payment of dividends to the Company by its subsidiaries as well as the payment of dividends by the Company to its shareholders. As of September 30, 2003, under this statutory limitation, the maximum amount that could have been paid by the Bank subsidiary to the Company, without special regulatory approval, was approximately $9.3 million. The ability of the Company and the Bank to pay dividends in the future is and will to continue to be influenced by regulatory policies, capital guidelines and applicable laws.

See Item 9 of this document "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" for a recent history of the Company's cash dividend payments.

e. Market Risk and Interest Rate Sensitivity

Our business activities generate market risk. Market risk is the possibility that changes in future market conditions, including rates and prices, will reduce earnings and make the Company less valuable. We are primarily exposed to market risk through changes in interest rates. This risk is called Interest Rate Risk and is an inherent component of risk for all banks. The risk occurs because we pay interest on deposits and borrowed funds at varying rates and terms, while receiving interest income on loans and investments with different rates and terms. As a result, our earnings and the market value of assets and liabilities are subject to potentially significant fluctuations as interest rates rise and fall. Our objective is to minimize the fluctuation in Net Interest Margin and Net Interest Income caused by anticipated and unanticipated changes in interest rates.

Ultimately, the Company's Board of Directors is responsible for monitoring and managing market and interest rate risk. The Board accomplishes this objective by annually reviewing and approving an Asset and Liability Management Policy, which establishes broad risk limits and delegates responsibility to carry out asset and liability oversight and control to the Director's Loan and Investment Committee and management's Asset and Liability Committee ("ALCO").

We manage a few different forms of Interest Rate Risk. The first is mismatch risk, which involves the mismatch of maturities of fixed rate assets and liabilities. The second is basis risk. Basis risk is the risk associated with non-correlated changes in different interest rates. For example, we price many of our adjustable rate commercial loans (an asset) using the Prime Rate as a basis, while some of our deposit accounts (a liability) are tied to Treasury security yields. In a given timeframe, the Prime rate might decrease 2% while a particular Treasury security might only decrease 1%. If this were to occur, our yield on Prime based commercial loans would decrease by 2%, while the cost of deposits might only decrease by 1% negatively affecting Net Interest Income and Net Interest Margin. The third risk is option risk. Option risk generally appears in the form of prepayment volatility on residential mortgages, commercial and commercial real estate loans, consumer loans, mortgage backed securities, and callable agency or municipal investment securities. The Bank's customers generally have alternative financing sources (or options) to refinance their existing debt obligations with other financial institutions. When interest rates decrease many of these customers exercise this option and refinance at other institutions and prepay their loans with us, forcing us to reinvest the prepaid funds in lower yielding investments and loans. The same type of refinancing activity also accelerates principal payments on mortgage-backed securities held by the Bank. Municipal investment securities and agency securities are issued with specified call dates and call prices and are typically exercised by the issuer when interest rates on comparable maturity securities are lower than the current coupon rate on the security.

Measuring and managing interest rate risk is a dynamic process that the Bank's management must continually perform to meet the objective of maintaining stable Net Interest Income and Net Interest Margin. This means that prior to setting the term or interest rate on loans or deposits, or before purchasing investment securities or borrowing funds, management must understand the impact alternative interest rates will have on the Bank's interest rate risk profile. This is accomplished through simulation modeling. Simulation modeling is the process of "shocking" the current Balance Sheet under a variety of interest rate scenarios and then measuring the impact of interest rate changes on both projected earnings and the market value of the Bank's equity. The estimates underlying the sensitivity analysis are based on numerous assumptions including, but not limited to: the nature and timing of interest rate changes, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits and, reinvestment / replacement rates on asset and liability cash flows. While assumptions are developed based on available information and current economic and local market conditions, management cannot make any assurances as to the ultimate accuracy of these assumptions including competitive influences and customer behavior. Accordingly, actual results will differ from those predicted by simulation modeling.

The following table shows the projected changes in Net Interest Income from an immediate parallel shift in all market interest rates. The projected changes in Net Interest Income are totals for the 12-month period beginning October 1, 2003 and ending September 30, 2004.

Interest Rate Sensitivity Table:

--------------------------------------------------------------------------------
        Interest Rates                       Dollars in Thousands
--------------------------------------------------------------------------------

                                                                    Projected
Interest Rate   Prime Rate    Projected         Projected Dollar    Percentage
Shock                         Annualized Net    Change in Net       Change in
                              Interest Income   Interest Income     Net Interest
                                                                    Income
--------------------------------------------------------------------------------
-1.00%             3.00%          $24,234             -$905            -3.60%
--------------------------------------------------------------------------------
No change          4.00%          $25,139                --               --
--------------------------------------------------------------------------------
+1.00%             5.00%          $23,687           -$1,452            -5.78%
--------------------------------------------------------------------------------
+2.00%             6.00%          $22,051           -$3,088           -12.28%
--------------------------------------------------------------------------------
+3.00%             7.00%          $20,364           -$4,775           -19.00%
--------------------------------------------------------------------------------

Provided management's prepayment and other assumptions are accurate and assuming management does not take any loan or deposit pricing action as interest rates change, Net Interest Income is projected to decline by $4,775 or 19.00% in an immediate parallel interest rate shock. This is within the Bank's Asset and Liability Policy guideline, which limits the maximum projected decrease in Net Interest Income in a + or - 3.0% change in interest rates to 20.0%.

Management has historically demonstrated that it is capable of adjusting deposit and loan rates and terms in a manner, which would reduce the decreases in net interest income provided above. Accordingly, management believes the changes in net interest income provided in the table above reflect the maximum impact an immediate and parallel shock would have on the Bank's net interest income. Additionally, an immediate parallel shift in all interest rates is not likely to occur. Interest rates more typically change in a non-parallel manner over a period of time.

Our strategy for managing interest rate risk is impacted by general market conditions and customer demand. But, generally we try to limit the volume and term of fixed-rate assets and fixed-rate liabilities, so that we can adjust the mix and pricing of assets and liabilities to mitigate Net Interest Income volatility. We also purchase investments for the securities portfolio and structure borrowings from the FHLBNY to counter-balance interest rate risk taken in the loan portfolio. We also offer adjustable rate loan and deposit products that change as interest rates change. Approximately 24% of our Total Assets are invested in adjustable rate loans and investments.

Item 3: Properties

The Company and the Bank are headquartered at 245 Main Street, Oneonta, New York. The three buildings that comprise our headquarters are owned by the Bank and also serve as our main office. In addition to our main office, we own sixteen branch offices and lease two offices at market rates. We also own an insurance sales office in Walton, New York through our insurance agency subsidiary, Mang - Wilber LLC.

In the opinion of management, the physical properties the Company are suitable and adequate. All of our properties are insured at full replacement cost.

Item 4: Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of November 30, 2003. The table includes: (i) any person known to us to be a beneficial owner of more than 5% of our common stock, (ii) each director of the Company, (iii) the Company's executive officers named in the Summary Compensation Table in Item 6 of this document, and (iv) all directors and executive officers of the Company as a group.

Beneficial Ownership Table:

-----------------------------------------------------------------------------------------------------------------------
                                                                               Amount and Nature of       Percentage
                  Name of Beneficial Owner                                   Beneficial Ownership (2)    Ownership (3)
-----------------------------------------------------------------------------------------------------------------------
The AE & AT Farone Foundation, Inc.
620 Michigan Avenue NE, Washington, DC 20064                                          837,120                 7.47%
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------
              Directors and Executive Officers
-----------------------------------------------------------------------------------------------------------------------
Brian R. Wright
  Director and Chairman of the Company and the Bank                                 3,433,600                30.63%
-----------------------------------------------------------------------------------------------------------------------
Robert W. Moyer (4)
  Vice Chairman of the Company                                                         68,644                  *
-----------------------------------------------------------------------------------------------------------------------
Alfred S. Whittet
  President and CEO and Director of the Company and Bank                               12,000                  *
-----------------------------------------------------------------------------------------------------------------------
David F. Wilber, III (5)
  Director of the Company and the Bank                                                399,576                 3.56%
-----------------------------------------------------------------------------------------------------------------------
James F. VanDeusen
  Director of the Company and Bank                                                     28,000                  *
-----------------------------------------------------------------------------------------------------------------------
Philip J. Devine (6)
  Director of the Company and Bank                                                     84,520                  *
-----------------------------------------------------------------------------------------------------------------------
Douglas C. Gulotty
  Executive Vice President of the Bank                                                      0                  *
-----------------------------------------------------------------------------------------------------------------------
Joseph E. Sutaris
  Chief Financial Officer and Secretary of the Company;
  Senior Vice President, Chief Financial Officer and Secretary of the Bank                  0                  *
-----------------------------------------------------------------------------------------------------------------------
James M. Salisbury
  Vice President and Treasurer of the Company;
  Vice President and Cashier of the Bank                                                1,600                  *
-----------------------------------------------------------------------------------------------------------------------
All Directors and Executive Officers as a Group                                     4,027,940                35.93%
-----------------------------------------------------------------------------------------------------------------------

(1) The address of each director and executive officer owner is c/o The Wilber Corporation, 245 Main St., Oneonta, NY 13820.

(2) Under rule 13d-3 of the Securities Exchange Act of 1934, as amended, a person is considered a beneficial owner of a security if he / she has or shares voting power or investment power over the security or has the right to acquire beneficial ownership of the security within 60 days from the date of this filing. "Voting Power" is the power to vote or direct the voting of shares. "Investment Power" is the power to dispose or direct the disposition of shares.

(3) There are 11,209,392 shares of the Company's stock issued and outstanding as of November 30, 2003. An asterick ("*") means that the percentage held is less than 1%.

(4) Mr. Moyer owns 26,084 shares directly and 9,600 as a joint tenant. Mr. Moyer's spouse owns 32,960 shares.

(5) Mr. Wilber owns 102,456 shares personally and 200,000 shares as a fiduciary. Mr. Wilber's spouse owns 97,120 shares.

(6)   Mr. Devine owns 80,656 shares personally and 3,864 shares as a fiduciary.

Item 5: Directors and Executive Officers

A. DIRECTORS OF THE REGISTRANT

The following is a list of the names, ages, offices held, and business experience of all directors of the Company. The ages are as of November 30, 2003. None of the listed directors serve as directors for other companies with a class of securities registered pursuant to the Securities Exchange Act of 1934 ("Exchange Act") or as an investment company under the Investment Company Act of 1940, nor are any directors involved in legal proceedings, which limit their activities to serve as a director of the Company or the Bank. All directors are elected to serve for a one-year term or until his or her successor is duly nominated and elected. None of the directors' business interests are subsidiaries or affiliates of the Company or Bank.

Table of the Company's Directors:

------------------------------------------------------------------------------------------------------
Name                       Age
------------------------------------------------------------------------------------------------------
Brian R. Wright            59     Mr. Wright is Chairman of the Board of the Company and the Bank. He
                                  was elected Chairman of the Bank in 1981 and Chairman of the Company
                                  in 1982. Mr. Wright is also special counsel to the law firm of
                                  Hinman, Howard & Kattell LLP.
------------------------------------------------------------------------------------------------------
Robert W. Moyer            70     Mr. Moyer is Vice Chairman of the Company. He became a Director of the Bank in 1971 and the Company in 1974. He was first elected
                                  President and CEO of the Bank in 1972, Vice Chairman and CEO in
                                  1986. Mr. Moyer retired as CEO in December of 1997.
------------------------------------------------------------------------------------------------------
Alfred S. Whittet          60     President and CEO of the Company and the Bank since 1998. Director of the Company and the Bank since 1986. Previously, Mr. Whittet has served as President and COO, Executive Vice President, Secretary,
                                  Vice President, and Assistant Vice President of the Bank; and
                                  Secretary of the Company. Mr. Whittet has been with Wilber National
                                  Bank since 1972.
------------------------------------------------------------------------------------------------------
David F. Wilber, III       60     Mr. Wilber has been a director of the Bank since 1970 and the
                                  Company since 1982. Mr. Wilber owns, operates and manages several real estate ventures in the Company's primary market area.
------------------------------------------------------------------------------------------------------
James F. VanDeusen         66     Mr. VanDeusen has been a director of the Bank since 1977 and the
                                  Company since 1982. Mr. VanDeusen is President of Southern New York
                                  Claim Service, an insurance claims adjustment company.
------------------------------------------------------------------------------------------------------
Philip J. Devine           67     Mr. Devine has been a director of the Bank since 1979 and the
                                  Company since 1982. Mr. Devine is in a private law practice.
------------------------------------------------------------------------------------------------------

B. EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The names and ages of the executive officers of the Company who are not directors and serve at the pleasure of the Board and the positions held by each are presented in the following table. The officers are appointed annually by the Board of Directors.

Table of the Company's Executive Officers:

------------------------------------------------------------------------------------------------------
Name                       Age    Positions Held and Years from Which Held
------------------------------------------------------------------------------------------------------
Douglas C. Gulotty         40     Executive Vice President of the Bank since 2000. Previously, Mr.
                                  Gulotty served as Senior Vice President - Customer Delivery
                                  Division, Vice President - Retail, Commercial Loan Officer,
                                  Assistant Vice President Branch Administration, Investment Services
                                  Officer of the Bank. Mr. Gulotty has been with Wilber National Bank since 1985.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Name                       Age    Positions Held and Years from Which Held
------------------------------------------------------------------------------------------------------
Joseph E. Sutaris          36     CFO of the Bank and the Company since 2003. Senior Vice President of the Bank since 2000. Secretary of the Company and the Bank since
                                  1998. Previously, Mr. Sutaris has served as Vice President of
                                  Planning and Finance and Planning and Finance Officer of the Bank.
                                  Mr. Sutaris has been with Wilber National Bank since 1995.
------------------------------------------------------------------------------------------------------
James M. Salisbury         61     Vice President and Treasurer of the Company since 1982. Vice
                                  President and Cashier of the Bank since 1979. Prior to 1979, Mr.
                                  Salisbury served as Vice President of Operations. Mr. Salisbury has been with Wilber National Bank since 1978.
------------------------------------------------------------------------------------------------------

Item 6: Executive Compensation

Compensation Summary. The following table sets forth information regarding total compensation and compensatory awards received in the last three years by the Chief Executive Officer and each of the three other executive officers whose salary and bonus exceeded $100,000 in fiscal 2002. Executive officers whose salary and bonus did not exceed $100,000 and Bank employees not deemed "executive officers" of the Company who earned more than $100,000 in salary and bonus are excluded from this table.

Summary Compensation Table:

                                                                                         Long Term Compensation
                                                                                  -------------------------------------
                                             Annual Compensation                          Awards             Payouts
-----------------------------------------------------------------------------------------------------------------------------------
              (a)                  (b)         (c )       (d)           (e)          (f)          (g)          (h)          (i)

             Name                                                      Other      Restricted   Securities
              and                                                      Annual       Stock      Underlying                All Other
           Principal                                                   Compen-      Awards      Options/       LTIP       Compen-
           Position                 Year    Salary ($)   Bonus ($)    sation ($)      ($)        SARs(#)    Payouts ($)   sation ($)
-----------------------------------------------------------------------------------------------------------------------------------
                                    2002     223,845      45,000        5,386          0            0           0          125,666
       Alfred S. Whittet          -------------------------------------------------------------------------------------------------
  President & Chief Executive       2001     211,175      35,000        3,838          0            0           0                0
            Officer               -------------------------------------------------------------------------------------------------
                                    2000     190,000      41,000        5,757          0            0           0                0
-----------------------------------------------------------------------------------------------------------------------------------
                                    2002     147,820      32,900        2,457          0            0           0                0
      Douglas C. Gulotty          -------------------------------------------------------------------------------------------------
   Executive Vice President         2001     125,239      22,950        3,228          0            0           0                0
                                  -------------------------------------------------------------------------------------------------
                                    2000     109,487      11,810        3,246          0            0           0                0
-----------------------------------------------------------------------------------------------------------------------------------
                                    2002     101,231      13,201           --          0            0           0                0
       Joseph E. Sutaris          -------------------------------------------------------------------------------------------------
Chief Financial Officer, Senior     2001      94,594      10,573           --          0            0           0                0
        VP & Secretary            -------------------------------------------------------------------------------------------------
                                    2000      76,687       6,101           --          0            0           0                0
-----------------------------------------------------------------------------------------------------------------------------------
                                    2002      99,260      12,524           --          0            0           0                0
      James M. Salisbury          -------------------------------------------------------------------------------------------------
  Vice President & Treasurer        2001      93,828      10,450           --          0            0           0                0
                                  -------------------------------------------------------------------------------------------------
                                    2000      93,145       6,978           --          0            0           0                0
-----------------------------------------------------------------------------------------------------------------------------------

Notes to Summary Compensation Table (note references to columns):

(c) Salary is base salary, including amounts that are deferred. Under the Bank's deferred compensation plan, Mr. Whittet may elect to defer a portion of his base salary into the Bank's executive officer deferred compensation plan. The amounts presented include amounts deferred.

(d) Bonuses include incentive payments made to executive officers for obtaining certain performance measures. Mr. Whittet's bonus is determined annually by the Company's Compensation Committee comprised of independent Directors. The remaining executive officers' bonuses are determined annually by the Chief Executive Officer based upon performance measures approved by the Bank's Board of Directors. All of the executive officers, at their election, may defer all or a portion of their annual bonus into the Bank's executive officer deferred compensation plan. The amounts presented include amounts deferred.

(e) Other annual compensation includes compensation related to personal miles for use of Company vehicles. The Company also pays Country Club dues for Mr. Whittet.

(f), (g), (h) The Company does not provide any long term incentive plans for its executive officers.

(i) During 2002 the Bank's Board of Directors granted Mr. Whittet a Supplemental Executive Retirement Plan ("SERP") benefit. The amount provided in column (I) represents the amount accrued during 2002 for this benefit. Additional details regarding the SERP are provided below.

Executive Officer Deferred Compensation Plan. The Executive Officers of the Company may elect to defer a portion of their annual bonus under a Deferred Compensation Plan established in 1985 and amended in 1999. Mr. Whittet may also defer a portion of his salary under the plan. The eligible securities under the plan include: (i) U.S. Government debt obligations or, (ii) equities and debt instruments, including mutual funds, used as investments by the Trust Department of the Bank. Additionally, participants may elect to index their deferred amounts to the financial performance of The Wilber Corporation's common stock, hereinafter referred to as "phantom stock." The benefit provided to the participants is the ability to defer payment of the elected salary and bonus amounts for Federal and State income taxes purposes, as well as the ability to defer payment of taxes on capital appreciation and income earned on the "phantom stock" or underlying investments purchased for their account until time of withdrawal. The plan vests immediately and is not tied to long-term performance goals. The Company does not provide a matching benefit for participants. The participant's account is not held by the Company in trust, escrow or similar fiduciary capacity. Accordingly, neither the participant nor the participant's legal representative shall have any right against the Company with respect to any portion of the account, except as a general unsecured creditor. The participants may withdrawal funds upon the termination of their employment, retirement or in the event of financial hardship. The participants may make withdrawals from their deferred compensation upon retirement or termination in
(i) a lump sum not later than 90-days after termination, or (ii) in monthly installments for a designated number of months not to exceed 60 months, or any combination of (i) and (ii). The following table sets forth the deferred amounts included in columns (c) and (d) of the Executive Compensation table above for the periods indicated.

Deferred Compensation Table:

                                           Annual Deferred Compensation
    ----------------------------------------------------------------------

                   (a)                    (b)         (c )         (d)

                   Name
                   and
                Principal                           Deferred     Deferred
                 Position                 Year     Salary ($)    Bonus ($)
    ----------------------------------------------------------------------
                                          2002       23,845        45,000
            Alfred S. Whittet           ----------------------------------
       President & Chief Executive        2001       41,175        35,000
                 Officer                ----------------------------------
                                          2000       25,000        30,750
    ----------------------------------------------------------------------
                                          2002           --        12,900
            Douglas C. Gulotty          ----------------------------------
         Executive Vice President         2001           --         4,050
                                        ----------------------------------
                                          2000           --            --
    ----------------------------------------------------------------------
                                          2002           --         6,600
            Joseph E. Sutaris           ----------------------------------
     Chief Financial Officer, Senior      2001           --            --
              VP & Secretary            ----------------------------------
                                          2000           --            --
    ----------------------------------------------------------------------
                                          2002           --            --
            James M. Salisbury          ----------------------------------
        Vice President & Treasurer        2001           --            --
                                        ----------------------------------
                                          2000           --            --
    ---------------------------------------------------------------------

Split-Dollar Life Insurance Plan. The Company provides a split-dollar life insurance plan for its senior officers. Currently, 15 senior officers of the Company and the Bank participate in the split-dollar life insurance plan, including all of the executive officers listed in the Summary Compensation Plan table above. Mr. Moyer, retired Chief Executive Officer and current Vice Chairman of the Company, also participates in the plan due to his previous employment with the Company. The plan provides each participant a life insurance benefit during his / her employment with the Bank, a post-retirement benefit, as well as other benefits in the event of disability, change of control, resignation and termination. Eligibility is determined at the sole discretion of the Company's Compensation Committee. The vested benefits are different for participants with less than five years of continuous service as a senior officer, as compared to participants with five or more years of continuous service as a senior officer. All of the Executive Officers listed in the summary compensation table above have five or more years of continuous service as a senior officer of the Company. Accordingly, the benefit summaries provided below are for those executive officers with five or more years of continuous service to the Company.

During employment the split-dollar life insurance plan provides each participant's named beneficiary with a fully-vested death benefit equaling four
(4) times the participant's most recent base salary (the same benefit as provided to the Bank's eligible full-time employees under the group term life insurance plan). Mr. Moyer's and Mr. Whittet's agreements are subject to a maximum death benefit of $700,000. The remaining participants are subject to a maximum death benefit of $500,000.

A participant who voluntarily terminates his / her employment on or after the age of 62 is entitled to a lifetime death benefit equal to four (4) times his / her last annual base salary. A participant who retires before age 62, but whose age at retirement plus years of service are equal to or greater than 70 is also entitled to a lifetime death benefit equal to four (4) times his / her last base annual salary. A participant who voluntarily resigns from the Company and does not meet this early retirement test is entitled to a lifetime death benefit of $25,000. A participant whose employment is terminated due to disability, is entitled to a lifetime benefit equal to four (4) times his / her last base salary.

In the event a participant's employment is terminated following a change in control, the participant is entitled to a lifetime death benefit equal to four
(4) times his / her last base salary. A change of control is defined as: (i) a transaction where a consolidation or merger occurs of either the Company or the Bank and neither is the surviving corporation, (ii) a transaction where the common shares of either Wilber or the Bank are exchanged for cash, securities or other property, (iii) a transaction involving the sale, lease or exchange of all, or substantially all, of the assets of the Company or the Bank, (iv) a transaction where the stockholders of the Company approve a plan of liquidation, or (v) a transaction where any person other than the Company becomes the beneficial owner of 50% or more of the Bank's outstanding stock.

In the event a participant is terminated for cause, as defined in the split-dollar agreement, the participant is entitled to a lifetime death benefit equal to $10,000.

A participant who is terminated for reasons other than cause is entitled to a lifetime death benefit equal to four (4) times his / her last annual base salary if his / her age plus years of service are equal to or greater than 70. A participant who is terminated for reasons other than cause who does not meet the above test is entitled to a lifetime death benefit equal to his / her last base salary.

The Company financed the plan through the purchase of bank-owned life insurance policies on the lives of the participants. The participants, however, are not eligible to receive any distributions from the plan or underlying life insurance policies. The benefits are strictly limited to the death benefits explained above.

Defined Benefit Pension Plan. The amounts set forth below are amounts which would be paid pursuant to the company's Defined Benefit Pension Plan at the individual's normal retirement age (65), assuming indicated final average salary and the indicated years of creditable service and assuming the normal form of benefit will be elected.

Pension Plan Table:

                            Approximate Annual Retirement Benefit

                                Years of Credited Service
Average Final  -----------------------------------------------------------------
Compensation     10        15       20       25        30        35        40
--------------------------------------------------------------------------------

   $50,000      $8,067   $12,101   16,134   18,918    21,702    24,485    26,985
    75,000     $13,067   $19,601   26,134   30,793    35,452    40,110    43,860
   100,000     $18,067   $27,101   36,134   42,668    49,202    55,735    60,735
   125,000     $23,067   $34,601   46,134   54,543    62,952    71,360    77,610
   150,000     $28,067   $42,101   56,134   66,418    76,702    86,985    94,485
   175,000     $33,067   $49,601   66,134   78,293    90,452   102,610   111,360

                            Approximate Annual Retirement Benefit

                                Years of Credited Service
Average Final  -----------------------------------------------------------------
Compensation     10        15       20       25        30        35        40
--------------------------------------------------------------------------------
   200,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   225,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   250,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   300,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   400,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235

Compensation covered by the plan includes base salary (including pre-tax amounts set aside for the Company's 401(k) plan contribution and medical flex plan), short-term disability payments and annual bonus payments. Compensation presented in columns (e) and (i) of the Summary Compensation Table and deferred salary and bonus amounts are excluded from the calculated covered compensation base.

To calculate annual retirement benefits, we determine "average final compensation" by averaging the participant's last five years of covered compensation. Upon determining the average final compensation, we calculate the annual retirement benefits is as follows:

Formula for determining the annual retirement benefit:

      2.00% X average final compensation X years of service up to 20, PLUS

      1.50% X average final compensation X years of service more than 20 up to 35, PLUS

      1.00% X average final compensation X years of service more than 35, LESS

      0.49% X Social Security Covered Compensation X 35.

Mr. Whittet has 30 years of credit service, Mr. Gulotty 17 years, Mr. Sutaris 7 years, and Mr. Salisbury has 24 years.

Mr. Whittet's annual covered compensation base for pension plan purposes is less than the annual amount set forth in the Summary Compensation Table due to deferrals of base salary and annual bonuses over each of the last three years.

Supplemental Executive Retirement Plan ("SERP"). In December 2002, the Bank entered into Supplemental Executive Retirement Plan Agreements with Mr. Whittet and Mr. Moyer. The SERP agreements provide both Mr. Whittet and Mr. Moyer with supplemental retirement benefits in addition to defined benefit pension plan benefits.

Mr. Whittet's agreement provides him with a $50,000 annual supplemental retirement benefit for life if he maintains continuous employment with the Bank and retires on or after January 1, 2006. The vesting schedule for Mr. Whittet's SERP benefit is as follows:

SERP Benefit Vesting Table:

     ---------------------------------------------------------------------
                                                                  Annual
                                                    Vested      Retirement
                Date of Retirement                Percentage      Benefit
     ---------------------------------------------------------------------
     On or prior to December 31, 2003                 25%         $12,500
     ---------------------------------------------------------------------
     January 1, 2004 through December 31, 2004        50%         $25,000
     ---------------------------------------------------------------------
     January 1, 2005 through December 31, 2005        75%         $37,500
     ---------------------------------------------------------------------
     On or after January 1, 2006                     100%         $50,000
     ---------------------------------------------------------------------

In the event Mr. Whittet's employment is voluntarily or involuntarily terminated prior to January 1, 2006 due to a change in control / ownership, (as defined within the SERP agreement), Mr. Whittet will receive $50,000 of benefits annually. If Mr. Whittet's employment is involuntarily terminated prior to retirement for reasons other than cause he will receive 84% of the fully-vested benefit or $42,000 per year. The SERP agreement with Mr. Whittet also provides a 50% survivor benefit for his spouse should he pre-decease her. In the event Mr. Whittet dies prior to retirement, a benefit equal to $21,000 multiplied by the vested percentage at the time of death will be paid to his spouse.

Mr. Moyer's agreement provides him with a $47,050 annual supplemental retirement benefit for life. Mr. Moyer's SERP agreement was fully-vested (100%) at inception. Mr. Moyer's SERP agreement provides a 50% survivor benefit for his spouse should he pre-decease her.

Accounting rules require that the Bank maintain a liability on its balance sheet, which fully-reflects the projected benefit obligation for the SERP agreements. The liability is based upon the current vested percentage of each participant's benefit and the actuarial life expectancy of the participants and their respective spouses. During 2002, we expensed $541 thousand for this purpose, $126 thousand for Mr. Whittet's agreement and $415 thousand for Mr. Moyer's agreement. Additionally, we expect to incur additional expenses throughout the life of the agreements.

The SERP agreements are binding obligations of the Bank and any successor. However, the Bank or its successor is under no obligation to set aside, earmark or entrust any fund or money with which to pay its obligations under this retirement plan. Accordingly, Mr. Whittet, Mr. Moyer and their beneficiaries shall be and remain general creditors of the Bank or its successor(s) in the same manner as any other general creditor having a general claim for matured or unpaid compensation. Neither Mr. Whittet, Mr. Moyer nor their beneficiaries, shall have any power or right to transfer, assign or otherwise encumber in advance any benefits payable under their agreements. The "Named Fiduciary and Plan Administrator" for the SERP is the Executive Committee of the Board of Directors of the Bank.

Employment Contracts and Change-in-Control Agreements with Executive Officers. The employment of Mr. Whittet is governed by an Employment Agreement. The agreement became effective on January 1, 1998 for an indefinite term. Under the agreement, Mr. Whittet is paid an annual base salary set by the Compensation Committee of the Company. In addition, Mr. Whittet is entitled to receive an annual incentive bonus provided that performance objectives established by the Board of Directors are satisfied. The agreement provides for certain other benefits, including participation in all executive plans and arrangements and an automobile allowance.

Mr. Whittet also has a Severance Compensation Agreement with the Company, which became effective on January 1, 1998. Under the agreement, Mr. Whittet is entitled to receive a severance amount equal to three (3) times the average of his aggregate annual compensation, in the event his employment is terminated following a change in control of the Company or the Bank for reasons other than disability, retirement, or cause. The aggregate annual compensation is determined by summing Mr. Whittet's federally taxable wages, deferred salary and deferred bonuses for the three (3) year period prior to the change in control and dividing the sum by three. Based on this formula, Mr. Whittet would have been entitled to a severance amount of $746,020 if a change in control event had occurred on December 31, 2002. In the event of a change in control and subsequent termination of Mr. Whittet, the payments will be made in three equal annual installments, one five days after the date of termination, and the first and second anniversary thereof. If Mr. Whittet were to die while any amounts are still payable to him under the agreement, all such amounts shall be paid to Mr. Whittet's estate or stated designee. In the event a severance payment would constitute a "parachute payment" as defined by the Internal Revenue Service, the severance payment shall be reduced to the largest amount possible without imposing an excise tax to the Company under Section 4999 of the Internal Revenue Code. If Mr. Whittet is employed by a competitor of the Bank located within 75 miles of the Bank's Main Office in Oneonta, NY, within three years from the date of termination, the severance amount will be reduced by the wages paid. The agreement also provides Mr. Whittet with an additional pension benefit in the event a change in control and subsequent termination occurred prior to the age of 62. The benefit effectively entitles Mr. Whittet to retirement benefits, as if, he were employed by the Company until age 62. The agreement terminates on Mr. Whittet's 62nd birthday, April 21, 2005.

Mr. Gulotty and Mr. Sutaris entered into Retention Bonus Agreements with the Bank on September 15, 1999. The agreements provide Mr. Gulotty and Mr. Sutaris a one-time lump sum bonus amount if they are employed in their current capacity upon the consummation of a change in control of the Bank. Mr. Gulotty's agreement provides him with a bonus amount equal to 200% of his current annual salary. Under the agreement, if Mr. Gulotty voluntarily terminates his employment within 6 months of the date of consummation of the change in control, he is restricted from being employed by a competitor of Wilber National Bank within 75 miles of the Bank's Main Office in Oneonta, NY for a period of 180 days following the date of such termination. Mr. Sutaris' retention bonus agreement provides him with a bonus amount equal to 150% of his current annual salary. Under the agreement, if Mr. Sutaris voluntarily terminates his employment within six (6) months of the date of consummation of the change in control, he is restricted from being employed by a competitor of Wilber National Bank within 75 miles of the Bank's Main Office in Oneonta, NY for a period of 60 days following the date of such termination. Both agreements expire on September 30, 2004. In the event a retention bonus payment would constitute a "parachute payment" as defined by the Internal Revenue Service, the severance payment shall be reduced to the largest amount possible without imposing an excise tax to the Company under Section 4999 of the Internal Revenue Code.

In each of these agreements, "change of control" is generally defined to mean:
(i) a transaction where a consolidation or merger occurs of either the Company or the Bank and neither is the surviving corporation, (ii) a transaction where the common shares of either the Company or the Bank are exchanged for cash, securities or other property, (iii) a transaction involving the sale, lease or exchange of all, or substantially all, of the assets of the Company or the Bank,
(iv) a
transaction where the stockholders of the Company approve a plan of liquidation, or (v) a transaction where any person other than the Company becomes the beneficial owner of 50% or more of the Bank's outstanding stock.

Compensation of Directors. The Company maintains a Board of Directors comprised of six (6) members. The directors are paid $800 for each board meeting they attend and $200 for each committee meeting they attend. Company board meetings are generally held monthly. Committee meetings are held as needed.

The Bank maintains a separate board of directors currently comprised of twelve
(12) members. All of the Company's directors also serve as directors of the Bank with the exception of Mr. Moyer. The directors are paid $600 for each board meeting they attend and $200 for each committee meeting they attend. Mr. Whittet serves as a member of both the Bank's and the Company's Board of Directors, but is not paid to attend board or committee meetings. Total director's fees paid to the directors of the Company and the Bank during 2002 were $186 thousand.

All directors may also elect to defer all or a portion of their fees into a deferred compensation plan. A total of four (4) directors participated in this plan during 2002.

During 2002 and 2001 respectively, Mr. Moyer received $56,705 and $55,665 of compensation for advisory / consulting services provided to the Bank and the Company. The special arrangement was terminated on December 31, 2002.

Compensation Committee Interlocks. The compensation committee of the Company is comprised of five (5) members of the Company's board of directors, Mr. Wright, Mr. Devine, Mr. VanDeusen, Mr. Wilber and Mr. Moyer. All of the directors who serve on the compensation committee are independent directors. Mr. Moyer, Vice Chairman of the Board, was formerly the President & CEO of the Company and the Bank. He retired from those positions in 1997. Mr. Wright, Chairman of the Board of the Company, is special counsel for Hinman, Howard & Kattell, LLP, the Company's and the Bank's general legal counsel.

Item 7: Certain Relationships and Related Transactions

Each of the Company's executive officers and each of the Company's directors maintain either deposit, loan, trust, or investment accounts and / or insurance policies with or through the Bank. These transactions are conducted in the normal course of business and are governed by the Bank's code of ethics. Banking regulation requires that all loans made to executive officers and directors be approved by the full board of directors of the Bank and reported annually to the Office of the Comptroller of the Currency (the Bank's primary regulator) to assure the loans were granted under substantially the same terms as loans granted to other similar borrowers. There have been no transactions with the Executive Officers or the Company's directors exceeding $60,000 during the 2-year period preceding November 30, 2003. However, as noted in Item 6 above, Mr. Wright, Chairman of the Board, is special counsel for Hinman, Howard & Kattell, LLP, the Company's and the Bank's general legal counsel.

Item 8: Legal Proceedings

The Company is not the subject of any material pending legal proceedings, other than ordinary routine litigation occurring in the normal course of its business.

On an ongoing basis, the Bank also becomes subject to various legal claims from time to time, which arise in the normal course of business. The various pending legal claims against the Bank will not, in the opinion of management based upon consultation with counsel, result in any material liability to the Company and will not materially affect our financial position, results of operation or cash flow.

Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The common stock of The Wilber Corporation is inactively traded on Nasdaq's Over-the-Counter Bulletin Board market or "OTCBB." Market makers for the stock are Ryan, Beck and Company, Monroe Securities, Inc., Hill Thompson Magid, L.P., Knight Equity Markets, L.P., Schwab Capital Markets, L.P., and Stifel, Nicolaus & Company, Incorporated. At November 30, 2003 there were 595 stockholders of record. The closing price of the common stock at November 30, 2003 was $13.00 per share.

Common Stock Market Price and Dividend Table:

                          2003                                 2002                                 2001
              ----------------------------    ----------------------------------------   ---------------------------
                                                                               Extra
                High      Low     Dividend      High      Low     Dividend    Dividend   High       Low     Dividend
              ------------------------------------------------------------------------------------------------------
4th Quarter   $ 13.25   $ 12.10    $0.0925    $ 10.69    $ 8.69    $0.0900    $0.0150    $ 8.19    $ 7.94    $0.0880
3rd Quarter   $ 13.75   $ 10.20    $0.0925    $  9.50    $ 8.63    $0.0900         --    $ 8.25    $ 7.94    $0.0880
2nd Quarter   $ 10.81   $  9.81    $0.0925    $  8.63    $ 7.97    $0.0900         --    $ 8.13    $ 7.69    $0.0880
1st Quarter   $ 10.25   $  9.78    $0.0925    $  8.37    $ 7.94    $0.0900         --    $ 8.88    $ 7.81    $0.0880

(1) All prices and dividends provided in this table have been adjusted for the 4:1 stock split approved on September 5, 2003.

Item 10: Recent Sales of Unregistered Securities

The Company has not sold any unregistered securities within the past three years.

Item 11: Description of Registrant's Securities to be Registered

The Company desires to register its common stock with the SEC pursuant to
Section 12(b) of the Exchange Act. This means the Company is applying to list its common stock on the American Stock Exchange ("AMEX") simultaneously with the registration of its common stock. It is management's opinion that the Company will meet the AMEX's listing qualifications and begin active trading on the AMEX upon acceptance of this registration statement by the SEC. At that time, the stock will no longer be traded on the Nasdaq's OTCBB market.

The Company has authorized 16,000,000, $0.01 par value shares of common stock. At November 30, 2003, 11,209,392 shares are issued and outstanding, 2,752,272 shares are held in treasury by the Company, and 2,038,336 are unissued.

Rights and Voting. Shareholders of record of the Company's common stock have full rights to dividends declared by the Company's Board of Directors. Each share of stock entitles the holder to one (1) vote. However, in all elections of Directors of the Company, each shareholder is entitled to cumulative voting, which means that they have votes equal to the number of votes he / she would be entitled to cast for the election of Directors multiplied by the number of Directors to be elected. The shareholder may cast all of such votes for a single Director or may distribute them among the number to be voted for, or any two or more of them, as the shareholder sees fit. For example, a shareholder who owns one hundred (100) shares on a record date to vote for six (6) directors will hold six hundred votes (600). The shareholder, at his / her election, may (i) place 100 votes for each of the nominated directors, or (ii) place 600 votes for one of the nominated directors, or (iii) place 400 votes for one director and 200 votes for another director, or (iv) any other combination, as long as, the total votes do not exceed 600.

No merger, consolidation, liquidation or dissolution of the Company nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Company shall be valid unless first approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock. This requirement cannot be changed without the affirmative vote of holders of at least a sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock.

Item 12: Indemnification of Directors and Officers

For indemnification of the directors, officers and employees of the Company see
Article 22 of the Company's by-laws attached in Item 15 of this document.

Item 13: Financial Statements and Supplementary Data

The table provided below provides unaudited selected quarterly financial data of the Company for the periods stated.

Table of Selected Unaudited Quarterly Data:

                                                           2003                                         2002
                                          ------------------------------------------------------------------------------------------
Selected Unaudited Quarterly Financial
Data                                          Third       Second        First       Fourth       Third        Second        First
                                          ------------------------------------------------------------------------------------------
(Dollars in Thousands)

Interest income                           $     9,372  $     9,783  $    10,024  $    10,344  $    10,509  $    10,549  $    10,234
Interest expense                                3,433        3,609        3,797        4,056        4,250        4,417        4,447
                                          ------------------------------------------------------------------------------------------
Net interest income                             5,939        6,174        6,227        6,288        6,259        6,132        5,787
Provision for loan losses                         350          435          420          480          480          480          480
                                          ------------------------------------------------------------------------------------------
  Net interest income after provision
  for loan losses                               5,589        5,739        5,807        5,808        5,779        5,652        5,307
                                          ------------------------------------------------------------------------------------------
Investment Security Gains (Losses), Net            21          297          422          192          140           86           70
                                          ------------------------------------------------------------------------------------------
Other non-interest income                       1,125        1,225        1,166        1,091        1,318        1,101        1,266
                                          ------------------------------------------------------------------------------------------
Non-interest expense                            4,269        4,098        4,024        4,823        3,907        3,328        3,901
                                          ------------------------------------------------------------------------------------------
  Income before income tax expense        $     2,466  $     3,163  $     3,371  $     2,268  $     3,330  $     3,511  $     2,742
                                          ------------------------------------------------------------------------------------------
Income tax expense                                642          870          976          557          968        1,020          744
                                          ------------------------------------------------------------------------------------------
Net income                                $     1,824  $     2,293  $     2,395  $     1,711  $     2,362  $     2,491  $     1,998
                                          ==========================================================================================

Basic earnings per share                  $      0.16  $      0.21  $      0.21  $      0.15  $      0.21  $      0.22  $      0.18
                                          ==========================================================================================

Basic weighted average shares outstanding  11,209,392   11,209,392   11,229,248   11,257,060   11,260,068   11,448,032   11,321,176
                                          ==========================================================================================

Net interest margin (tax equivalent)             3.67%        3.79%        3.86%        3.97%        3.92%        4.06%        3.92%
Return on average assets                         0.99%        1.27%        1.35%        0.96%        1.34%        1.46%        1.22%
Return on average equity                        11.49%       14.27%       15.25%       11.26%       15.58%       17.47%       14.27%
Efficiency ratio (1)                            56.64%       52.80%       51.39%       61.41%       49.00%       42.97%       51.78%

                                                                     2001
                                            ---------------------------------------------------------
Selected Unaudited Quarterly Financial
Data                                           Fourth        Third          Second         First
                                            ---------------------------------------------------------

(Dollars in Thousands)

Interest income                             $    10,437    $    10,619    $    10,579    $    10,658
Interest expense                                  4,574          5,021          5,298          5,556
                                            ---------------------------------------------------------
Net interest income                               5,863          5,598          5,281          5,102
Provision for loan losses                           460            360            360            360
                                            ---------------------------------------------------------
  Net interest income after provision
  for loan losses                                 5,403          5,238          4,921          4,742
                                            ---------------------------------------------------------
Investment Security Gains (Losses), Net              77            198             --              4
                                            ---------------------------------------------------------
Other non-interest income                         1,367          1,089          1,159            940
                                            ---------------------------------------------------------
Non-interest expense                              3,728          3,262          3,527          3,477
                                            ---------------------------------------------------------
  Income before income tax expense          $     3,119    $     3,263    $     2,553    $     2,209
                                            ---------------------------------------------------------
Income tax expense                                  905            956            670            567
                                            ---------------------------------------------------------
Net income                                  $     2,214    $     2,307    $     1,883    $     1,642
                                            =========================================================
Basic earnings per share                    $      0.20    $      0.20    $      0.17    $      0.14
                                            =========================================================

Basic weighted average shares outstanding    11,340,360     11,358,328     11,386,120     11,412,632
                                            =========================================================

Net interest margin (tax equivalent)               4.28%          4.22%          4.09%          4.06%
Return on average assets                           1.42%          1.54%          1.29%          1.16%
Return on average equity                          15.58%         16.83%         14.25%         12.78%
Efficiency ratio (1)                              50.44%         47.57%         53.52%         56.07%

(1) The Efficiency Ratio is calculated by dividing total non-interest expense less amortization of intangibles and other real estate expense by tax-equivalent net interest income plus non-interest income other than securities gains and losses

                          Independent Auditors' Report

The Board of Directors of The Wilber Corporation:

      We have audited the accompanying consolidated statements of condition of The Wilber Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Wilber Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Albany, New York
February 7, 2003

The Wilber Corporation
Consolidated Statements of Condition

                                                                     Unaudited
                                                                    September 30,        December 31,
dollars in thousands except share and per share data                    2003          2002          2001
-----------------------------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                              $  10,688     $  13,071     $  12,683
Time Deposits with Other Banks                                          12,995        15,993        18,195
Federal Funds Sold                                                      17,700        18,000         9,500
                                                                     ----------    ------------------------
  Total Cash and Cash Equivalents                                       41,383        47,064        40,378
Securities Available-for-Sale, at Fair Value (Note 2)                  277,748       234,542       188,712
Securities Held-to-Maturity, Fair Value of $38,846 (unaudited) at
  September 30, 2003, $43,952 at December 31, 2002 and $46,400
  at December 31, 2001 (Note 2)                                         38,500        42,837        46,017
Loans (Note 3)                                                         353,446       358,295       329,544
  Allowance for Loan Losses (Note 4)                                    (5,893)       (5,392)       (4,476)
                                                                     ----------    ------------------------
  Loans, Net                                                           347,553       352,903       325,068
                                                                     ----------    ------------------------
Premises and Equipment, Net (Note 5)                                     5,574         5,954         5,735
Bank Owned Life Insurance                                               14,252        13,766        10,164
Goodwill (Note 6)                                                        2,682         2,682           805
Intangible Assets, Net (Note 6)                                            490           576           398
Other Assets                                                            11,598         8,660         9,510
                                                                     ----------    ------------------------
  Total Assets                                                       $ 739,780     $ 708,984     $ 626,787
                                                                     ==========    ========================

Liabilities and Stockholders' Equity
Deposits:
  Demand                                                             $  60,063     $  53,527     $  52,214
  Savings, NOW and Money Market Deposit Accounts                       247,782       230,217       186,647
  Certificates of Deposit (Over $100M)                                  93,209        82,192        77,922
  Certificates of Deposit (Under $100M)                                162,432       156,338       149,710
  Other Time Deposits                                                   28,100        26,807        24,519
                                                                     ----------    ------------------------
  Total Deposits                                                       591,586       549,081       491,012
                                                                     ----------    ------------------------
Borrowings (Note 8)                                                     77,353        86,606        73,043
Other Liabilities                                                        7,385        10,135         6,905
                                                                     ----------    ------------------------
  Total Liabilities                                                    676,324       645,822       570,960
                                                                     ----------    ------------------------

Stockholders' Equity:
  Common Stock, $.01 Par Value, 13,961,664 Shares Issued at
  September 30, 2003 (unaudited), No Par Value, 3,490,416
  Shares Issued at December 31, 2002 and 2001                              140         2,182         2,182
  Additional Paid in Capital                                             4,224         2,182         2,182
  Retained Earnings                                                     77,878        74,439        70,149
  Accumulated Other Comprehensive Income                                 1,589         4,242           520
  Treasury Stock at Cost, 2,752,272 (unaudited) Shares at
  September 30, 2003, 676,151 Shares at December 31, 2002
  and 655,835 Shares at December 31, 2001                              (20,375)      (19,883)      (19,206)
                                                                     ----------    ------------------------
  Total Stockholders' Equity                                            63,456        63,162        55,827
                                                                     ----------    ------------------------
  Total Liabilities and Stockholders' Equity                         $ 739,780     $ 708,984     $ 626,787
                                                                     ==========    ========================

See accompanying notes to consolidated financial statements.

The Wilber Corporation
Consolidated Statements of Income

                                                                 Unaudited
                                                       Nine-Months Ended Sepember 30,              Year Ended December 31
dollars in thousands except share and per share data       2003             2002           2002            2001            2000
------------------------------------------------------------------------------------------------------------------------------------

Interest Income
Interest and Fees on Loans                              $    18,589          19,894     $    26,503     $    29,025     $    30,397
Interest and Dividends on Securities:
  U.S. Government and Agency Obligations                      7,290           7,386           9,839           7,866           9,202
  State and Municipal Obligations                             1,552           1,502           1,992           2,180           2,254
  Other                                                         872           1,375           1,807           1,369             179
Interest on Federal Funds Sold and Time Deposits                875           1,132           1,495           1,853             294
                                                        ----------------------------    --------------------------------------------
  Total Interest Income                                      29,178          31,289          41,636          42,293          42,326
                                                        ----------------------------    --------------------------------------------

Interest Expense
Interest on Deposits:
  Savings, NOW and Money Market Deposit Accounts              1,905           2,517           3,316           3,804           4,443
  Certificates of Deposit (Over $100M)                        1,844           2,241           2,891           3,799           4,651
  Other Time                                                  4,473           5,262           6,828           9,007           9,586
Interest on Short-Term Borrowings                                83             147             189             406             726
Interest on Long-Term Borrowings                              2,534           2,945           3,946           3,433           2,032
                                                        ----------------------------    --------------------------------------------
  Total Interest Expense                                     10,839          13,112          17,170          20,449          21,438
                                                        ----------------------------    --------------------------------------------
Net Interest Income                                          18,339          18,177          24,466          21,844          20,888
Provisions for Loan Losses (Note 4)                           1,205           1,440           1,920           1,540           1,680
                                                        ----------------------------    --------------------------------------------
Net Interest Income After Provision for Loan Losses          17,134          16,737          22,546          20,304          19,208
                                                        ----------------------------    --------------------------------------------

Other Income
Trust Fees                                                      925           1,109           1,416           1,422           1,550
Service Charges on Deposit Accounts                           1,090           1,183           1,583           1,603           1,593
Commissions Income                                              335             351             428             336              --
Investment Security Gains (Losses), Net                         740             296             488             279              (1)
Other Income                                                  1,166           1,024           1,349           1,194           1,226
                                                        ----------------------------    --------------------------------------------
  Total Other Income                                          4,256           3,963           5,264           4,834           4,368
                                                        ----------------------------    --------------------------------------------

Other Expense
Salaries and Employee Benefits                                7,957           7,209          10,345           8,191           7,346
Net Occupancy Expense of Bank Premises                        1,026             854           1,158             914             962
Furniture and Equipment Expense                                 597             593             810             846             812
Other                                                         2,810           2,461           3,646           4,043           3,616
                                                        ----------------------------    --------------------------------------------
  Total Other Expense                                        12,390          11,117          15,959          13,994          12,736
                                                        ----------------------------    --------------------------------------------
Income Before Taxes                                           9,000           9,583          11,851          11,144          10,840
Income Taxes                                                 (2,488)         (2,734)         (3,289)         (3,098)         (2,982)
                                                        ----------------------------    --------------------------------------------
Net Income                                              $     6,512     $     6,849     $     8,562     $     8,046     $     7,858
                                                        ============================    ============================================

Weighted Average Shares Outstanding (1)                  11,215,936      11,294,868      11,285,340      11,374,128      11,497,212
Basic Earnings Per Share (1)                            $      0.58     $      0.61     $      0.76     $      0.71     $      0.68

See accompanying notes to consolidated financial statements.

(1) Share and per share information has been restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003.

The Wilber Corporation
Consolidated Statements of Changes in Stockholders' Equity and
Comprehensive Income

                                                                                               Accumulated
                                                                       Additional                Other
                                                            Common      Paid in     Retained  Comprehensive   Treasury
dollars in thousands except share and per share data        Stock       Capital     Earnings   Income(Loss)     Stock        Total
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                                  $  2,182     $  2,182    $ 62,249     $ (2,214)    $(16,958)    $ 47,441
                                                           ---------    ---------   ---------    ---------    ---------    ---------
  Comprehensive Income:
  Net Income                                                     --           --       7,858           --           --        7,858
  Change in Net Unrealized Gain (Loss)
  on Securities, Net of Taxes                                    --           --          --        1,884           --        1,884
                                                                                                                           ---------
  Total Comprehensive Income                                                                                                  9,742
                                                                                                                           ---------
  Cash Dividends ($.0875 per share)                              --           --      (4,024)          --           --       (4,024)
  Purchase of Treasury Stock (42,973 shares)                     --           --          --           --       (1,633)      (1,633)
                                                           ---------    ---------   ---------    ---------    ---------    ---------
Balance December 31, 2000                                  $  2,182     $  2,182    $ 66,083     $   (330)    $(18,591)    $ 51,526
                                                           ---------    ---------   ---------    ---------    ---------    ---------
  Comprehensive Income:
  Net Income                                                     --           --       8,046           --           --        8,046
  Change in Net Unrealized Gain (Loss)
  on Securities, Net of Taxes                                    --           --          --          850           --          850
                                                                                                                           ---------
  Total Comprehensive Income                                                                                                  8,896
                                                                                                                           ---------
  Cash Dividends ($.0875 per share)                              --           --      (3,980)          --           --       (3,980)
  Purchase of Treasury Stock (19,169 shares)                     --           --          --           --         (618)        (618)
  Sale of Treasury Stock (100 shares)                            --           --          --           --            3            3
                                                           ---------    ---------   ---------    ---------    ---------    ---------
Balance December 31, 2001                                  $  2,182     $  2,182    $ 70,149     $    520     $(19,206)    $ 55,827
                                                           ---------    ---------   ---------    ---------    ---------    ---------
  Comprehensive Income:
  Net Income                                                     --           --       8,562           --           --        8,562
  Change in Net Unrealized Gain (Loss)
  on Securities, Net of Taxes                                    --           --          --        3,722           --        3,722
                                                                                                                           ---------
  Total Comprehensive Income                                                                                                 12,284
                                                                                                                           ---------
  Cash Dividends ($.0925 per share)                              --           --      (4,272)          --           --       (4,272)
  Purchase of Treasury Stock (20,316 shares)                     --           --          --           --         (677)        (677)
                                                           ---------    ---------   ---------    ---------    ---------    ---------
Balance December 31, 2002                                  $  2,182     $  2,182    $ 74,439     $  4,242     $(19,883)    $ 63,162
                                                           ---------    ---------   ---------    ---------    ---------    ---------
  Comprehensive Income:
  Net Income (unaudited)                                         --           --       6,512           --           --        6,512
  Change in Net Unrealized Gain (Loss)
  on Securities, Net of Taxes (unaudited)                        --           --          --       (2,653)          --       (2,653)
                                                                                                                           ---------
  Total Comprehensive Income (unaudited)                                                                                      3,859
                                                                                                                           ---------
  Cash Dividends ($.0925 per share) (unaudited)                  --           --      (3,073)          --           --       (3,073)
  Purchase of Treasury Stock (11,917 shares) (unaudited)         --           --          --           --         (492)        (492)
  Change in Par Value and Stock Split (unaudited)            (2,042)       2,042          --           --           --           --
                                                           ---------    ---------   ---------    ---------    ---------    ---------
Balance September 30, 2003 (Unaudited)                     $    140     $  4,224    $ 77,878     $  1,589     $(20,375)    $ 63,456
                                                           ---------    ---------   ---------    ---------    ---------    ---------

See accompanying notes to consolidated financial statements.

(1) Per share information has been restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003.

The Wilber Corporation
Consolidated Statements of Cash Flows

                                                                                 Unaudited
                                                                              Nine-Months Ended
                                                                                September 30,            Year Ended December 31
dollars in thousands                                                           2003        2002       2002        2001        2000
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net Income                                                                $   6,512   $  6,849   $   8,562   $   8,046   $  7,858
  Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
    Provision for Loan Losses                                                   1,205      1,440       1,920       1,540      1,680
    Depreciation and Amortization                                                 656        674         931         950      1,098
    Net Amortization/Accretion of Investments                                     285        137         188         111         12
    Investment Security (Gains) Losses                                           (740)      (296)       (488)       (279)         1
    Deferred Income Taxes                                                         121       (133)       (373)         29        (15)
    Other Real Estate Losses                                                       33          9         188         122         93
    Increase in Cash Surrender Value of Bank Owned Life Insurance                (486)      (405)       (552)       (303)      (220)
    Increase in Other Assets                                                   (2,915)    (1,609)       (584)       (694)    (1,213)
    (Decrease) Increase in Other Liabilities                                     (975)       878       1,455       2,015        295
                                                                            ---------------------  ---------------------------------
    Net Cash Provided by Operating Activities                                   3,696      7,544      11,247      11,537      9,589
                                                                            ---------------------  ---------------------------------

Cash Flows from Investing Activities:
  Net Cash Provided by Branch Acquisition                                          --     29,168      29,168          --         --
  Proceeds from Maturities of Held-to-Maturity Investment Securities           27,195      6,793      13,749      10,921     66,172
  Purchases of Held-to-Maturity Investment Securities                         (20,926)   (10,532)    (10,635)    (10,654)   (56,979)
  Proceeds from Maturities of Available-for-Sale Investment Securities         90,781     26,641      43,581      45,449    103,864
  Proceeds from Sales of Available-for-Sale Investment Securities              10,321     12,914      21,181       7,484     11,022
  Purchases of Available-for-Sale Investment Securities                      (150,171)   (83,784)   (104,107)   (100,128)   (93,904)
  Purchase of Bank Owned Life Insurance                                            --       (550)     (3,050)     (5,000)        --
  Net (Decrease) Increase in Loans                                              4,087    (14,166)    (26,797)     (6,231)    (4,685)
  Proceeds from Sales of Loans                                                     --         --          --          --      1,350
  Purchase of Premises and Equipment, Net of Disposals                           (189)      (773)       (853)     (1,661)      (923)
  Proceeds from Sale of Other Real Estate                                          47        117         966         442        925
                                                                            ---------------------  ---------------------------------
    Net Cash (Used in) Provided by Investing Activities                       (38,855)   (34,172)    (36,797)    (59,378)    26,842
                                                                            ---------------------  ---------------------------------

Cash Flows from Financing Activities:
  Net Increase (Decrease) in Demand Deposits, Savings, NOW,
    Money Market and Other Time Deposits                                       25,394     39,040      41,364      38,985     (4,718)
  Net Increase (Decrease) in Certificates of Deposit                           17,111     (7,238)    (17,951)     12,619    (10,055)
  Net (Decrease) Increase in Short-Term Borrowings                              2,609      5,857       2,730      (3,235)    (1,695)
  Increase in Long-Term Borrowings                                                 --      5,000      21,000      14,200     42,500
  Repayment of Long-Term Borrowings                                           (11,862)    (1,559)    (10,167)     (2,187)   (40,900)
  (Decrease) Increase in Dividends Payable                                       (209)        --         209          --         --
  Purchase of Treasury Stock                                                     (492)      (677)       (677)       (618)    (1,633)
  Sale of Treasury Stock                                                           --         --          --           3         --
  Cash Dividends Declared                                                      (3,073)    (3,049)     (4,272)     (3,980)    (4,024)
                                                                            ---------------------  ---------------------------------
    Net Cash Provided by (Used in) Financing Activities                        29,478     37,374      32,236      55,787    (20,525)
                                                                            ---------------------  ---------------------------------
      Net Increase (Decrease) in Cash and Cash Equivalents                     (5,681)    10,746       6,686       7,946     15,906
  Cash and Cash Equivalents at Beginning of Year                               47,064     40,378      40,378      32,432     16,526
                                                                            ---------------------  ---------------------------------
  Cash and Cash Equivalents at End of Period                                $  41,383   $ 51,124   $  47,064   $  40,378   $ 32,432
                                                                            =====================  =================================

See accompanying notes to consolidated financial statements

The Wilber Corporation
Consolidated Statements of Cash Flows, continued

Supplemental Disclosures of Cash Flow Information:
    Cash Paid during Period for:
       Interest                                                             $  10,933   $ 11,120   $  17,374   $  20,422   $ 21,690
       Income Taxes                                                         $   3,683   $  2,321   $   2,321   $     658   $  3,023
    Non Cash Investing Activities:
       Change in Unrealized Gain on Securities                              $  (4,387)  $  7,177   $   6,121   $   1,416   $  3,137
       Transfer of Loans to Other Real Estate                               $      58   $    184   $     202   $     378   $    482
       Transfer of Securities to Available-for-Sale from Held-to-Maturity upon Adoption of Statement of Financial Accounting Standard
         ("SFAS") No. 133 (Fair Value of $28,507)                           $      --   $     --   $      --   $  28,589   $     --
       Fair Value of Assets Acquired                                        $      --   $  3,325   $   3,325   $      --   $     --
       Fair Value of Liabilities Assumed                                    $      --   $ 34,656   $  34,656   $      --   $     --
                                                                            =====================  =================================

See accompanying notes to consolidated financial statements.

The Wilber Corporation

Notes to Consolidated Financial Statements as of September 30, 2003 (unaudited), December 31, 2002 and 2001, for the nine-months ended Sptember 30, 2003 and 2002 (unaudited) and each of the years in the three years ended December 31, 2002.

Note 1. Summary of Significant Accounting Policies

The Wilber Corporation (the Parent Company) operates 18 branches serving Otsego, Delaware, Schoharie, Ulster and Chenango Counties through its wholly-owned subsidiary Wilber National Bank (the Bank). The Company's primary source of revenue is interest earned on commercial, mortgage and consumer loans to customers who are predominately individuals and small and middle-market businesses. Collectively, the Parent Company and the Bank are referred to herein as "the Company."

The Bank owns a majority interest in Mang-Wilber, LLC, an insurance agency offering a full line of life, health and property and casualty insurance. Accordingly, the assets and liabilities and revenues and expenses of Mang-Wilber, LLC are included in the Company's consolidated financial statements.

The consolidated financial statements of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The following is a summary of the more significant policies:

Principles of Consolidation -- The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiary after elimination of intercompany accounts and transactions. In the "Parent Company Only Financial Statements," the investment in subsidiary is carried under the equity method of accounting.

Management's Use of Estimates -- The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Reclassifications -- Whenever necessary, reclassifications are made to prior period amounts to conform to current year presentation.

Cash Equivalents -- The Company considers amounts due from correspondent banks, cash items in process of collection, Federal Funds sold and time deposit balances with other banks to be cash equivalents for purposes of the consolidated statements of cash flows.

Securities -- The Company classifies its investment securities at date of purchase as either held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the intent and ability to hold to maturity, and are reported at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and reported at fair value, with net unrealized gains and losses reflected in stockholders' equity as accumulated other comprehensive income (loss), net of the applicable income tax effect. Transfers of securities between categories are recorded at full value at the date of transfer.

Non-marketable equity securities, including Federal Reserve and Federal Home Loan Bank stock required for membership in those organizations, are carried at cost.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in securities gains (losses). The cost of securities sold is based on the specific identification method.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Loans -- Loans are reported at their outstanding principal balance. Interest income on loans is accrued based upon the principal amount outstanding.

Loans are placed on nonaccrual status when timely collection of principal and interest in accordance with contractual terms is doubtful. Loans are transferred to a nonaccrual basis generally when principal or interest payments become ninety days delinquent, unless the loan is well secured and in the process of collection, or sooner when management concludes circumstances indicate that borrowers may be unable to meet contractual principal or interest payments. When a loan is transferred to a nonaccrual status, all interest previously accrued in the current period but not collected is reversed against interest income in that period. Interest accrued in a prior period and not collected is charged-off against the allowance for loan losses.

If ultimate repayment of a nonaccrual loan is expected, any payments received are applied in accordance with contractual terms. If ultimate repayment of principal is not expected, any payment received on a nonaccrual loan is applied to principal until ultimate repayment becomes expected. Nonaccrual loans are returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms and, in the opinion of management, are fully collectible as to principal and interest. When in the opinion of management the collection of principal appears unlikely, the loan balance is charged-off in total or in part.

Commercial type loans are considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement, and all loan types are considered impaired if the loan is restructured in a troubled debt restructuring.

A loan is considered to be a troubled debt restructured loan (TDR) when the Company grants a concession to the borrower because of the borrower's financial condition that it would not otherwise consider. Such concessions include the reduction of interest rates, forgiveness of principal or interest or other modifications of interest rates that are less than the current market rate for new obligations with similar risk. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from the TDR status after a period of performance.

Allowance for Loan Losses -- The allowance for loan losses is the amount which, in the opinion of management, is necessary to absorb probable losses inherent in the loan portfolio. The allowance is determined based upon numerous considerations, including local economic conditions, the growth and composition of the loan portfolio with respect to the mix between the various types of loans and their related risk characteristics, a review of the value of collateral supporting the loans, comprehensive reviews of the loan portfolio by the external Loan Review and management, as well as consideration of volume and trends of delinquencies, non-performing loans, and loan charge-offs. As a result of the test of adequacy, required additions to the allowance for loan losses are made periodically by charges to the provision for loan losses.

The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain loans where repayment of the loan is expected to be provided solely by the underlying collateral (collateral dependent loans). The Company's impaired loans are generally collateral dependent. The Company considers the estimated cost to sell, on a discounted basis, when determining the fair value of collateral in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, future additions to the allowance for loan losses may be necessary based on changes in economic conditions or changes in the values of properties securing loans in the process of foreclosure. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgements about information available to them at the time of their examination which may not be currently available to management.

Other Real Estate Owned -- Other real estate owned consists of properties formerly pledged as collateral on loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. Upon transfer of a loan to foreclosure status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Expenses and subsequent adjustments to the fair value are treated as other operating expense. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by GAAP.

Bank Premises and Equipment -- Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets, which range from 15 to 40 years for buildings and from 3 to 10 years for furniture and equipment. Maintenance and repairs are charged to expense as incurred.

Bank Owned Life Insurance ("BOLI") -- The BOLI was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in an interest sensitive asset on the Company's consolidated statements of condition that provides monthly tax-free income to the Company. In addition to interest risk related to BOLI investments, there is also credit risk related to insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company's consolidated statements of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other operating income in the Company's consolidated statements of income.

Income Taxes -- Income taxes are accounted for under the asset and liability method. The Company files a consolidated tax return on the accrual method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pension Costs -- The Company maintains a noncontributory, defined benefit pension plan covering substantially all employees, as well as supplemental employee retirement plans covering certain executives. Costs associated with these plans, based on actuarial computations of current and future benefits for employees, are charged to current operating expenses.

Treasury Stock -- Treasury stock acquisitions are recorded at cost. Subsequent sales of treasury stock are recorded on an average cost basis. Gains on the sale of treasury stock are credited to additional paid-in-capital. Losses on the sale of treasury stock are charged to additional paid-in-capital to the extent of previous gains, otherwise charged to retained earnings.

Earnings Per Share -- Basic earnings per share (EPS) is computed by dividing income available to common stockholders (net income less dividends on preferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares. The Company does not have a complex capital structure and, accordingly, has presented only basic EPS.

Trust Department -- Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company.

Financial Instruments with Off-Balance Sheet Risk -- The Bank is a party to other financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Comprehensive Income -- For the Company, comprehensive income represents net income plus other comprehensive income (loss), which consists of the net change in unrealized gains or losses on securities available for sale, net of income taxes, for the period and is presented in the consolidated statements of changes in stockholders' equity and comprehensive income. Accumulated other comprehensive income (loss) represents the net unrealized gains or losses on securities available-for-sale as of the balance sheet dates, net of income taxes.

Segment Reporting -- The Company's operations are solely in the community banking industry and include the provision of traditional commercial banking services. The Company operates solely in the geographical region of Central New York State. The Company has identified separate operating segments; however, these segments did not meet the quantitative thresholds for separate disclosure.

Goodwill and Other Intangible Assets -- The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified in the Statement. SFAS No. 142 requires that goodwill be evaluated for impairment annually. The Company adopted SFAS No. 142 on a prospective basis beginning January 1, 2002. Prior to the adoption of SFAS No. 142, the core deposit intangible and goodwill were being amortized on a straight-line basis over ten and fifteen years, respectively. The amortization period was monitored to determine if circumstances required such period to be reduced. The Company periodically reviewed its intangible assets for changes in circumstances that may have indicated the carrying amount of the asset was impaired.

Prior to October 1, 2002, the unidentified intangible assets acquired in the acquisition of a bank or thrift (including acquisitions of branches), where the fair value of the liabilities assumed exceeds the fair value of the assets acquired, was amortized to expense under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions," was issued. This Statement amends SFAS No. 72, SFAS No. 144 and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FIN No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142. In addition, this Statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The provisions of this Statement are to be applied retroactively to January 1, 2002. The Statement is effective after September 30, 2002 and was adopted by the Company on October 1, 2002. Upon adoption of SFAS No. 147, the Company reversed amortization expense related to intangible assets recorded earlier in 2002 of approximately $246,000 and net income increased by the same amount. Furthermore, upon adoption of SFAS No. 147 on October 1, 2002, approximately $1,877,000 in unidentified intangible assets was reclassified as goodwill retroactive to January 1, 2002.

Recent Accounting Pronouncements -- In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of this pronouncement did not have any material effect on the Company's interim consolidated financial statements as of and for the nine months ended September 30, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have any material effect on the Company's interim consolidated financial statements as of and for the nine month period ended September 30, 2003.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this Interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN No. 45 did not have a material impact on the Company's consolidated financial statements. Currently, under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. At September 30, 2003, the fair value of standby letters of credit was not material. The fair value of the Company's stand-by letters of credit was $14 thousand (unaudited) and $14 thousand at September 30, 2003 and December 31, 2002 respectively. The fair value of stand-by letters of credit at their inception is equal to the fee that is charged to the customer by the Company. Generally, the Company's stand-by letters of credit have a term of one year. In determining the fair values disclosed above, the fees were reduced on a straight-line basis from the inception of each stand-by letter of credit to the respective dates above. Due to immateriality of the fair value of the Company's stand-by letters of credit, as well as their short-term nature, the Company recognized the fees for the stand-by letters of credit in income at inception during the nine months ended September 30, 2003.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The objective of this Interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46 was effective for all VIEs created after January 31,2003. For VIEs created prior to February 1, 2003, FIN 46 was to be effective July 1, 2003. However, the FASB has postponed that effective date to December 31, 2003. The requirements of FIN No. 46 are not expected to have a material impact on the Company's consolidated financial statements.

The FASB issued FAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". The statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends Statement 133 for decisions made as a part of the derivatives Implementation Group proves that effectively required amendments to Statement 133, in connection with other

Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this Statement is not expected to have a significant impact on the Company's consolidated financial statements.

In May 2003, the Company adopted FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how and issuer classifies and measures certain financial instruments that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of FAS 150 have been deferred indefinitely. The adoption of FAS 150 did not have a material impact on the Company's interim consolidated financial statements as of and for the nine months ended September 30, 2003.

Note 2. Investment Securities

The amortized cost and fair value of investment securities are as follows:

                                                                          Unaudited
                                                                      September 30, 2003
                                                     ---------------------------------------------------
                                                                     Gross         Gross       Estimated
                                                     Amortized     Unrealized    Unrealized      Fair
dollars in thousands                                   Cost          Gains         Losses        Value
--------------------------------------------------------------------------------------------------------
Available-for-Sale Portfolio
U.S. Treasury and Obligations of U.S.
  Government Corporations and Agencies               $   6,004     $      48     $      --     $   6,052
Obligations of States and Political Subdivisions        53,633         1,509           749        54,393
Mortgage-Backed Securities                             195,847         1,804         1,125       196,526
Corporate Bonds                                         15,058         1,085            --        16,143
Equity Securities                                        4,605            69            40         4,634
                                                     ---------------------------------------------------
                                                     $ 275,147     $   4,515     $   1,914     $ 277,748
                                                     ===================================================

Held-to-Maturity Portfolio
Obligations of States and Political Subdivisions     $   5,951     $     163     $      38     $   6,076
Mortgage-Backed Securities                              32,549           377           156     $  32,770
                                                     ---------------------------------------------------
                                                     $  38,500     $     540     $     194     $  38,846
                                                     ===================================================

                                                                       December 31, 2002
                                                     ---------------------------------------------------
                                                                     Gross         Gross       Estimated
                                                     Amortized     Unrealized    Unrealized      Fair
dollars in thousands                                   Cost          Gains         Losses        Value
--------------------------------------------------------------------------------------------------------
Available-for-Sale Portfolio
U.S. Treasury and Obligations of U.S.
  Government Corporations and Agencies               $  18,265     $     204     $      --     $  18,469
Obligations of States and Political Subdivisions        38,172         1,457            --        39,629
Mortgage-Backed Securities                             142,983         3,591            --       146,574
Corporate Bonds                                         23,171         1,645            --        24,816
Equity Securities                                        4,963           125            34         5,054
                                                     ---------------------------------------------------
                                                     $ 227,554     $   7,022     $      34     $ 234,542
                                                     ===================================================

Held-to-Maturity Portfolio
Obligations of States and Political Subdivisions     $   3,230     $       1     $      --     $   3,231
Mortgage-Backed Securities                              39,607         1,114            --        40,721
                                                     ---------------------------------------------------
                                                     $  42,837     $   1,115     $      --     $  43,952
                                                     ===================================================

                                                                       December 31, 2001
                                                     ---------------------------------------------------
                                                                     Gross         Gross       Estimated
                                                     Amortized     Unrealized    Unrealized      Fair
dollars in thousands                                   Cost          Gains         Losses        Value
--------------------------------------------------------------------------------------------------------
Available-for-Sale Portfolio
U.S. Treasury and Obligations of U.S.
  Government Corporations and Agencies               $  16,795     $     249     $      43     $  17,001
Obligations of States and Political Subdivisions        39,754           523           623        39,654
Mortgage-Backed Securities                              94,082           934           420        94,596
Corporate Bonds                                         32,538           396           154        32,780
Equity Securities                                        4,676            65            60         4,681
                                                     ---------------------------------------------------
                                                     $ 187,845     $   2,167     $   1,300     $ 188,712
                                                     ===================================================

Held-to-Maturity Portfolio
Obligations of States and Political Subdivisions     $   3,712     $      --     $     331     $   3,381
Mortgage-Backed Securities                              42,305           714            --        43,019
                                                     ---------------------------------------------------
                                                     $  46,017     $     714     $     331     $  46,400
                                                     ===================================================

At September 30, 2003, and December 31, 2002 and 2001, substantially all of the mortgage-backed securities held by the Company were issued or backed by Federal agencies.

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities have no stated maturity and are excluded from the following tables.

                                                    Unaudited
                                                September 30, 2003
                                              -----------------------
                                              Amortized       Fair
dollars in thousands                            Cost          Value
---------------------------------------------------------------------
Available-for-Sale Securities
Due in Next Three Months                          3,635     $   3,649
Due in One Year or Less                           8,594         8,801
Due After One Year Through Five Years            29,309        30,647
Due After Five Years Through Ten Years           76,302        77,080
Due After Ten Years                             152,702       152,937
                                              -----------------------
                                              $ 270,542     $ 273,114
                                              =======================

                                                    Unaudited
                                                September 30, 2003
                                              -----------------------
                                              Amortized       Fair
dollars in thousands                            Cost          Value
---------------------------------------------------------------------
Held-to-Maturity Securities
Due in Next Three Months                      $     228     $     261
Due in One Year or Less                             601           702
Due After One Year Through Five Years             1,951         2,086
Due After Five Years Through Ten Years            2,141         2,072
Due After Ten Years                              33,579        33,725
                                              -----------------------
                                              $  38,500     $  38,846
                                              =======================

                                                 December 31, 2002
                                              -----------------------
                                              Amortized       Fair
dollars in thousands                            Cost          Value
---------------------------------------------------------------------
Available-for-Sale Securities
Due in One Year or Less                       $   7,445     $   7,588
Due After One Year Through Five Years            43,976        45,640
Due After Five Years Through Ten Years           64,187        66,201
Due After Ten Years                             106,983       110,059
                                              -----------------------
                                              $ 222,591     $ 229,488
                                              =======================

                                                 December 31, 2002
                                              -----------------------
                                              Amortized       Fair
dollars in thousands                            Cost          Value
---------------------------------------------------------------------
Held-to-Maturity Securities
Due in One Year or Less                       $     883     $     997
Due After One Year Through Five Years             6,507         6,699
Due After Five Years Through Ten Years            6,243         6,279
Due After Ten Years                              29,204        29,977
                                              -----------------------
                                              $  42,837     $  43,952
                                              =======================

The following table sets forth information with regard to securities gains and losses realized on sales or calls:

                                            Unaudited
                                         Nine-Months Ended
                                           September 30,              Year Ended December 31,
dollars in thousands                     2003         2002         2002         2001        2000
--------------------------------------------------------------------------------------------------
Gross Gains                            $   754      $   300      $   760      $   279     $     5
Gross Losses                               (14)          (4)        (272)          --          (6)
                                       ---------------------     ---------------------------------
     Net Securities Gains (Losses)     $   740      $   296      $   488      $   279     $    (1)
                                       =====================     =================================

Federal Home Loan Bank and Federal Reserve Bank stock of $3,219,000 (unaudited) at September 30, 2003, $3,812,000 in 2002 and $3,363,000 in 2001 is carried at cost as fair values are not readily determinable. Both investments are required for membership. At September 30, 2003 and December 31, 2002, investment securities carried at $139,862,000 (unaudited) and $192,235,000, with an estimated fair value of $139,859,000 (unaudited) and $193,348,000, respectively were pledged as collateral for certain public deposits and other purposes as required or permitted by law.

Note 3. Loans

                                        Unaudited
                                       September 30,          December 31,
dollars in thousands                       2003           2002           2001
--------------------------------------------------------------------------------
Agricultural                            $   2,780      $   2,439      $   2,020
Residential Real Estate                   117,503        125,464        125,510
Commercial Real Estate                    110,628        104,967         87,268
Commercial                                 61,040         63,156         51,137
Consumer                                   61,495         62,269         63,609
                                        ----------     -------------------------
                                          353,446        358,295        329,544
Less: Allowance for Loan Losses            (5,893)        (5,392)        (4,476)
                                        ----------     -------------------------
     Net Loans                          $ 347,553      $ 352,903      $ 325,068
                                        ==========     =========================

At the periods presented below, the subsidiary bank had loans to directors and executive officers of the Company and its subsidiary, or company in which they have ownership. Such loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features. Loan transactions with related parties are as follows:

                                         Unaudited
                                        September 30,        December 31,
dollars in thousands                        2003           2002          2001
--------------------------------------------------------------------------------
Balance at Beginning of Year             $  17,701      $  16,156     $  17,533
(Decrease) Increase                         (5,750)         1,545        (1,377)
                                         ----------     ------------------------
     Balance Ending                      $  11,951      $  17,701     $  16,156
                                         ==========     ========================

Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses are presented in the following summary:

                                        Unaudited
                                    Nine-Months Ended
                                       September 30,                 Year Ended December 31,
dollars in thousands                2003          2002          2002          2001          2000
                                 -----------------------------------------------------------------
Balance at Beginning of Year     $  5,392      $  4,476      $  4,476      $  4,003      $  3,998
Provision for Loan Losses           1,205         1,440         1,920         1,540         1,680
Recoveries Credited                   219           207           417           334           358
Loans Charged-Off                    (923)         (773)       (1,421)       (1,401)       (2,033)
                                 -----------------------     -------------------------------------
     Ending Balance              $  5,893      $  5,350      $  5,392      $  4,476      $  4,003
                                 =======================     =====================================

The following provides information on impaired loans for the periods presented:

                                                        Unaudited
                                                     Nine-Months Ended
                                                       September 30,              Year Ended December 31,
dollars in thousands                                 2003         2002         2002         2001         2000
--------------------------------------------------------------------------------------------------------------
Impaired Loans                                    $  3,490     $  1,142     $  2,196     $  2,481     $  2,364
Allowance for Impaired Loans                           559          320          442          359          396
Average Recorded Investment in Impaired Loans        3,557        1,354        2,339        2,423        2,133

The following table sets forth information with regards to non-performing loans:

                                                        Unaudited
                                                   As of September 30,              As of December 31,
dollars in thousands                                2003         2002         2002         2001         2000
-------------------------------------------------------------------------------------------------------------
Loans in Non-Accrual Status                      $  3,392     $  1,210     $  2,034     $  2,090     $  1,913
Loans Contractually Past Due 90 Days or More
   and Still Accruing Interest                        361        1,105          717          329          345
Troubled Debt Restructured Loans                      386          391          387          861          888
                                                 ---------------------     ----------------------------------
     Total Non-Performing Loans                  $  4,139     $  2,706     $  3,138     $  3,280     $  3,146
                                                 =====================     ==================================

Had the loans in non-accrual status performed in accordance with their original terms, additional interest income of $106,000 (unaudited) for the nine-months ended September 30, 2003 would have been recorded. In addition, in 2002, 2001, and 2000 interest income of $116,000, $134,000 and $111,000, respectively, would have been recorded.

Had the troubled debt restructured loans performed in accordance with their original terms, the Company would have recorded interest income of $24 thousand and $34 thousand for the nine months ended September 30, 2003 (unaudited) and the year ended December 31, 2002 respectively. Under the restructured terms, the Company recorded interest income of $24 thousand and $35 thousand for the nine months ended September 30, 2003 (unaudited) and the year ended December 31, 2002 respectively.

Note 5. Premises and Equipment

                                        Unaudited
                                       September 30,          December 31,
dollars in thousands                       2003           2002           2001
--------------------------------------------------------------------------------
Land                                    $     483      $     483      $     461
Buildings                                   7,208          7,194          7,014
Furniture, Fixtures and Equipment           5,315          5,404          5,969
                                        ----------     -------------------------
                                           13,006         13,081         13,444
Less: Accumulated Depreciation             (7,432)        (7,127)        (7,709)
                                        ----------     -------------------------
                                        $   5,574      $   5,954      $   5,735
                                        ==========     =========================

Depreciation expense was $569,000 (unaudited) and $596,000 (unaudited) for the nine-months ended September 30, 2003 and 2002, respectively and was $825,000, $783,000 and $711,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6. Goodwill and Intangible Assets

Goodwill and intangible assets are presented in the following table:

                                          Unaudited
                                         September 30,         December 31,
dollars in thousands                         2003           2002          2001
--------------------------------------------------------------------------------
Goodwill                                   $  2,682      $  2,682      $    805
                                           =========     =======================

Core Deposit Intangible                    $    285      $    285      $     --
Other Intangible Assets                         450           450           450
                                           ---------     -----------------------
    Total Intangible Assets                $    735      $    735      $    450
Accumulated Amortization                       (245)         (159)          (52)
                                           ---------     -----------------------
    Intangible Assets, Net                 $    490      $    576      $    398
                                           =========     =======================

Amortization expense on intangible assets was $87,000 (unaudited) and $78,000 (unaudited) for the nine-months ended September 30, 2003 and 2002 respectively and $106,000 for 2002, $168,000 for 2001 and $357,000 for 2000. The core deposit intangible and other intangible assets are amortized over a weighted average period of approximately 5 and 12 years, respectively.

In February 2002, the Company acquired a branch. This acquisition was accounted for as a business combination in accordance with SFAS No. 141. SFAS No. 141 states that a business combination occurs when an entity acquires net assets that constitute a business, as defined by Emerging Issues Task Force Issue
(EITF) No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." EITF No. 98-3 states that a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of inputs (long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights, employees, etc.), processes (the existence of systems necessary for normal, self sustaining operations) and outputs (the ability to obtain access to customers).

The Company's branch acquisition in February, 2002, involved the acquisition of:

(a) long-lived and intangible assets (eg. Building, core deposit intangible and equipment);

(b) employees (branch management and staff);

(c) certain processes (administration of personnel, operational processes and strategic management processes); and

(d) the ability to obtain access to customers that purchase outputs (deposit and loan customers and accounts of the acquired branch were included in the purchase).

Due to the factors involved in the acquisition of the branch in February 2002, the Company's management has concluded that the branch acquired was a business under EITF No. 98-3 and, therefore, the acquisition of that branch constituted a business combination within the scope of SFAS No. 141.

In connection with the branch acquisition in February 2002, the Company, in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," recorded an unidentified intangible asset of $1,877,000 and in accordance with SFAS No. 141, a core deposit intangible of $285,000. Upon the adoption of SFAS No. 147 in October 2002, the identified intangible asset of $1,877,000 was reclassified as goodwill on the Company's consolidated balance sheet.

Pro forma net income and net income per share for December 31, 2001 and 2000, adjusted to eliminate historical amortization of goodwill per SFAS No. 142, is as follows:

                                                                December 31,
dollars in thousands                                         2001         2000
--------------------------------------------------------------------------------
Reported Net Income                                        $  8,046     $  7,858
Goodwill Amortization (nondeductible for tax)                   115          115
                                                           ---------------------
    Pro Forma Net Income                                   $  8,161     $  7,973
                                                           =====================

Reported Net Income Per Share                              $   0.71     $   0.68
Pro Forma Net Income Per Share                             $   0.72     $   0.69

Estimated annual amortization expense of intangible assets, absent any impairment or change in estimated useful lives is summarized as follows for each of the next five years:

dollars in thousands                        Unaudited
-----------------------------------------------------
   Remaining Three Months of 2003            $   28
   2004                                          80
   2005                                          80
   2006                                          80
   2007                                          30
   2008                                          23

Note 7. Time Deposits

Contractual maturities of time deposits were as follows:

                                           Unaudited
                                       September 30, 2003
                                      --------------------
dollars in thousands                    Amount        %
---------------------------------------------------------
Remaining Three Months of 2003        $  72,033     25.39
2004                                     98,810     34.82
2005                                     43,054     15.17
2006                                     19,392      6.83
2007                                     27,760      9.78
2008                                     22,592      7.96
Thereafter                                  100      0.04
                                      --------------------
                                      $ 283,741       100%
                                      ====================

                                       December 31, 2002
                                      --------------------
dollars in thousands                    Amount        %
----------------------------------------------------------
2003                                  $ 168,655     63.56
2004                                     41,126     15.50
2005                                     15,611      5.88
2006                                     15,653      5.90
2007                                     23,648      8.91
Thereafter                                  644      0.24
                                      --------------------
                                      $ 265,337       100%
                                      ====================

Note 8. Borrowings

The following is a summary of borrowings:

                                                                             Unaudited
                                                                            September 30,     December 31,
dollars in thousands                                                            2003        2002        2001
--------------------------------------------------------------------------------------------------------------
Short-Term Borrowings:
   Securities Sold Under Agreements to Repurchase                             $ 14,923    $ 10,260    $ 10,008
   Treasury Tax and Loan Notes
                                                                                   945       3,000         522
Long-Term Borrowings:
   Advances from Federal Home Loan Bank
      Bearing Interest at 5.79% to 6.10%, Due December 2002                         --          --       8,000
      Bearing Interest at 5.675%, Due January 2003                                  --       8,000       8,000
      Bearing Interest at 6.11%, Due June 2003                                      --       1,500       1,500
      Bearing Interest at 5.45%, Due July 2003                                      --         500         500
      Bearing Interest at 6.52%, Due January 2005, Callable July 2003           10,000      10,000      10,000
      Bearing Interest at 6.55%, Due March 2005, Callable September 2003        10,000      10,000      10,000
      Bearing Interest at 5.87% to 6.11%, Due December 2003                      5,000       5,000       5,000
      Bearing Interest at 5.47%, Due January 2004                                  500         500         500
      Bearing Interest at 3.43% to 6.13%, Due December 2004                      2,914       3,411       4,000
      Bearing Interest at 3.64% to 5.68%, Due January 2005                       1,472       1,966         500
      Bearing Interest at 2.62%, Due November 2012, Callable November 2005       8,000       8,000          --
      Bearing Interest at 5.90% to 6.11%, Due December 2005                      4,000       4,000       4,000

      Bearing Interest at 5.77%, Due January 2006                                1,000       1,000       1,000
      Bearing Interest at 5.22%, Due July 2006                                     922       1,137       1,412
      Bearing Interest at 3.05%, Due December 2012, Callable December 2007       8,000       8,000          --
      Bearing Interest at 5.56%, Due July 2008                                     742         838         961
      Bearing Interest at 5.03%, Due January 2009                                1,607       1,797          --
      Bearing Interest at 5.89% to 5.95%, Due July 2011                          1,424       1,527       1,658
      Bearing Interest at 5.30%, Due December 2011                               1,736       1,857       2,000
      Bearing Interest at 6.26%, Due July 2016                                     910         944         986
      Bearing Interest at 5.77%, Due December 2016                               1,853       1,921       2,000
      Bearing Interest at 6.04%, Due January 2017                                  932         965          --
      Bearing Interest at 6.46%, Due July 2021                                     473         483         496
                                                                              --------    --------    --------
         Total Borrowings                                                     $ 77,353    $ 86,606    $ 73,043
                                                                              ========    ========    ========

Borrowings from the Federal Home Loan Bank (FHLB) are collateralized by mortgage loans, mortgage-backed securities or other government agency securities. At September 30, 2003 and December 31, 2002, the carrying value and estimated fair value of securities pledged as collateral for repurchase agreements included in long-term borrowings were $20,366,000 (unaudited), $29,056,000 and $20,562,000
(unaudited), $29,138,000, respectively. At September 30, 2003 and December 31, 2002, the Bank had an unused line of credit of $68,235,000 with the FHLB. However, based on other borrowings at FHLB the total potential borrowing capacity on these lines is reduced to $17,220,000 (unaudited) at September 30, 2003 and $11,409,000 at December 31, 2002.

Information related to short-term borrowings is as follows:

                                           Unaudited
                                          September 30,             December 31,
dollars in thousands                          2003         2002         2001         2000
--------------------------------------------------------------------------------------------
Outstanding Balance at End of Period        $ 15,869     $ 13,260     $ 10,530     $ 13,765
Maximum Outstanding at any Month-End          18,528       16,416       18,168       22,489
Average Amount Outstanding during Period      12,253       12,889       12,380       14,866
Average Interest Rate during Period             1.02%        1.47%        3.28%        4.88%

Average amounts outstanding and average interest rates are computed using weighted daily averages.

Securities sold under agreements to repurchase included in short-term borrowings represent the purchase of interests in government securities by the Bank's customers which are repurchased by the Bank on the following business day or at stated maturity. The underlying securities are held in a third party custodian account and are under the Company's control. The carrying value and estimated fair value of securities pledged as collateral for repurchase agreements was $9,549,000 (unaudited) and $9,809,000 (unaudited) at September 30, 2003 and $15,378,000 and $15,487,000 at December 31, 2002, respectively. These amounts are included in the total of investment securities pledged disclosed in Note 2.

Note 9. Income Taxes

Income tax expense attributable to income before taxes is comprised of the following:

                                              Unaudited
                                   Nine-Months Ended September 30,       Year Ended December 31,
dollars in thousands                      2003         2002          2002          2001         2000
-------------------------------------------------------------------------------------------------------
Current:
     Federal                            $  2,166     $  2,608      $  3,328      $  2,795     $  2,719
     State                                   201          259           334           274          278
                                        ---------    ---------     ---------     ---------    ---------
        Total Current                      2,367        2,867         3,662         3,069        2,997
Deferred:
     Federal                                  98         (121)         (299)           20          (32)
     State                                    23          (12)          (74)            9           17
                                        ---------    ---------     ---------     ---------    ---------
        Total Deferred                       121         (133)         (373)           29          (15)
                                        ---------    ---------     ---------     ---------    ---------
           Total Income Tax Expense     $  2,488     $  2,734      $  3,289      $  3,098     $  2,982
                                        =========    =========     =========     =========    =========

The components of deferred income taxes, which are included in the consolidated statements of condition are:

                                                  Unaudited
                                                 September 30,      December 31,
dollars in thousands                                 2003        2002          2001
----------------------------------------------   -------------------------------------
Assets:
     Allowance for Loan Losses                    $  2,295     $  2,100      $  1,708
     Deferred Compensation                           1,190        1,000           772
     Reserves                                           97           97            63
     Other                                              42           17             0
                                                  ---------    ---------     ---------
                                                     3,624        3,214         2,543
                                                  ---------    ---------     ---------
Liabilities:
     Securities Discount Accretion                     205          178           143
     Defined Benefit Pension Plan                    1,791        1,287         1,177
     Net Unrealized Gain on Securities
       Available-for-Sale                            1,013        2,744           346
     Other                                             226          226            73
                                                  ---------    ---------     ---------
                                                     3,235        4,435         1,739
                                                  ---------    ---------     ---------
        Net Deferred Tax (Liabilities) Assets     $    389     $ (1,221)     $    804
                                                  =========    =========     =========

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                          Unaudited
                                                      Nine-Months Ended
                                                         September 30,                Year Ended December 31,
dollars in thousands                                 2003          2002          2002          2001          2000
-------------------------------------------------------------------------------------------------------------------
Statutory Federal Income Tax Rate                       34%           34%           34%           34%           34%
Variances from Statutory Rate:
  State Income Tax, Net of Federal Tax Benefit         1.6           1.7           1.4           1.7           1.8
  Tax Exempt Income                                   (8.5)         (7.5)         (8.1)         (7.0)         (7.4)
  Other                                                0.5           0.3           0.5          (0.9)         (0.9)
                                                   --------      --------      --------      --------      --------
     Effective Tax Rate                               27.6%         28.5%         27.8%         27.8%         27.5%
                                                   ========      ========      ========      ========      ========

Note. 10. Employee Benefit Plans

The Company, through its bank subsidiary, has a non-contributory defined benefit pension plan covering employees who have attained the age of 21 and have completed one year of service. The Company's funding practice is to contribute at least the minimum amount annually to meet minimum funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but for those expected to be earned in the future. Plan assets consist primarily of marketable fixed income securities and common stocks. Plan benefits are based on years of service and the employee's average compensation during the five highest consecutive years of the last ten years of employment.

The following table sets forth the components of pension expense (benefit) as well as changes in the plan's projected benefit obligation and plan assets and the plan's funded status and amounts recognized in the consolidated statements of condition based on a September 30 measurement date.

dollars in thousands                                         2002        2001
--------------------------------------------------------------------------------
Change in Benefit Obligation:
     Benefit Obligation at Beginning of Year               $ 10,684    $  9,106
     Service Cost                                               484         397
     Interest Cost                                              758         689
     Actuarial Loss                                             422         953
     Benefits Paid                                             (480)       (461)
                                                           ---------------------
     Benefit Obligation at End of Year                     $ 11,868    $ 10,684
                                                           =====================

Change in Plan Assets:
     Fair Value of Plan Assets at Beginning of Year        $ 12,139    $ 13,773
     Actual Loss on Plan Assets                                (730)     (1,173)
     Employer Contribution                                        0           0
     Benefits Paid                                             (480)       (461)
                                                           ---------------------
     Fair Value of Plan Assets at End of Year              $ 10,929    $ 12,139
                                                           =====================

(Unfunded) Funded Status                                   $   (939)   $  1,454
Unrecognized Net Actuarial Loss                               3,530       1,354
Unrecognized Net Transition Asset                               (62)       (104)
Unrecognized Prior Service Cost                                 333         384
                                                           ---------------------
Prepaid Benefit Cost before Fourth Quarter Contribution    $  2,862    $  3,088
Amount Contributed during the Fourth Quarter                    510           0
                                                           ---------------------
Prepaid Benefit Cost at December 31                        $  3,372    $  3,088
                                                           =====================

                                                       2002        2001        2000
-------------------------------------------------------------------------------------
Weighted Average Assumptions as of September 30:
     Discount Rate                                      6.75%       7.25%       7.75%
     Expected Return on Plan Assets                     8.50%       8.50%       8.85%
     Rate of Compensation Increase                      4.00%       4.00%       4.25%

Components of Net Periodic Benefit Cost (Benefit):
     Service Cost                                    $   484     $   397     $   413
     Interest Cost                                       758         689         642
     Expected Return on Plan Assets                   (1,034)     (1,144)     (1,042)
     Net Amortization                                     18         (28)         (2)
                                                     --------    --------    --------
                                                     $   226     $   (86)    $    11
                                                     ========    ========    ========

Pension expense for the nine-months ended September 30, 2003 and 2002 was $407,000 (unaudited) and $170,000 (unaudited), respectively. Additionally, in September 2003, the Company made a contribution of $1,700,000 to the plan.

In addition to the Company's noncontributory defined benefit pension plan, in 2002 the Company adopted two supplemental employee retirement plans for one current executive and one former executive. The amount of the liabilities recognized in the Company's consolidated statements of condition associated with these plans was $627,000 at September 30, 2003 and $541,000 at December 31, 2002. For the nine-months ended September 30, 2003, and the year ended December 31, 2002, the Company recognized $122,000 and $541,000, respectively, of expense related to those plans. The discount rate used in determining the actuarial present values of the projected benefit obligations was 6.00% at December 31, 2002.

Note 11. Commitments and Contingencies

Financial Instruments whose contract amounts represent credit risk consist of the following:

                                         Unaudited
                                        September 30,          December 31,
dollars in thousands                        2003           2002           2001
--------------------------------------------------------------------------------
Commitments to Extend Credit              $ 49,874       $ 45,378       $ 46,316

Standby Letters of Credit                    7,109          1,607          1,586

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since some of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit for commitments to extend credit and letters of credit, is based upon management's credit evaluation of the counter party. Collateral held varies but includes residential and commercial real estate.

In the ordinary course of business there are various legal proceedings pending against the Company. After consultation with outside counsel, management considers that the aggregate exposure, if any, arising from such litigation would not have a material adverse effect on the Company's consolidated financial position.

Note 12. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Short-Term Financial Instruments

The fair value of certain financial instruments is estimated to approximate their carrying value because the remaining term to maturity of the financial instrument is less than 90 days or the financial instrument reprices in 90 days or less. Such financial instruments include cash and due from banks, Federal Funds sold, accrued interest receivable and accrued interest payable.

Securities

Fair values of securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For certain homogenous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings accounts, and certain NOW and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

The fair value of repurchase agreements, short-term borrowings, and long-term borrowings is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar borrowing arrangements.

Off-Balance Sheet Instruments

The fair value of outstanding loan commitments and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counter parties' credit standing and discounted cash flow analysis. The fair value of these instruments approximates the value of the related fees and is not material.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                          Unaudited
                                         September 30,               December 31                 December 31
                                             2003                        2002                        2001
                                   --------------------------------------------------------------------------------
                                    Carrying       Fair         Carrying        Fair        Carrying       Fair
dollars in thousands                 Value         Value         Value          Value        Value         Value
-------------------------------------------------------------------------------------------------------------------
Financial Assets:
 Cash and Cash Equivalents         $  41,383     $  41,397     $  47,064     $  47,067     $  40,378     $  40,539
 Securities                          316,248       316,594       277,379       278,494       234,729       235,112
 Loans                               353,446       358,891       358,295       360,182       329,544       335,055
 Allowance for Loan Losses            (5,893)       (5,893)       (5,392)       (5,392)       (4,476)       (4,476)
                                   ------------------------    ----------------------------------------------------
    Net Loans                        347,553       352,998       352,903       354,790       325,068       330,579
 Accrued Interest Receivable           3,226         3,226         2,519         2,519         2,667         2,667
Financial Liabilities:
 Demand, Savings, NOW and Money
    Market Deposit Accounts        $ 307,845     $ 307,845     $ 283,744     $ 283,744     $ 238,861     $ 238,861
 Time Deposits                       283,741       285,681       265,337       265,812       252,151       253,879
 Borrowings                           77,353        77,386        86,606        86,627        73,043        74,137
 Accrued Interest Payable                859           859           953           953         1,157         1,157

Note 13. Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and subsidiary bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and subsidiary bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and subsidiary bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification that management believes have changed the subsidiary institution's category.

                                                                          For Capital
                                                  Actual:              Adequacy Purposes:      Action Provisions:
dollars in thousands                        Amount       Ratio        Amount        Ratio      Amount       Ratio
------------------------------------------------------------------------------------------------------------------
As of September 30, 2003 (Unuadited)
Total Capital to Risk-Weighted Assets:
  The Company                              $ 64,339      14.24%      $ 36,142       8.00%          N/A        N/A
  Subsidiary Bank                          $ 62,788      13.92%      $ 36,096       8.00%     $ 45,120      10.00%
Tier 1 Capital to Risk-Weighted Assets:
  The Company                              $ 58,696      12.99%      $ 18,071       4.00%          N/A        N/A
  Subsidiary Bank                          $ 57,145      12.67%      $ 18,048       4.00%     $ 27,072       6.00%
Tier 1 Capital to Average Assets:
  The Company                              $ 58,696       8.06%      $ 29,117       4.00%          N/A        N/A
  Subsidiary Bank                          $ 57,145       7.86%      $ 29,093       4.00%     $ 36,367       5.00%

As of December 31, 2002
Total Capital to Risk-Weighted Assets:
  The Company                              $ 60,912      14.49%      $ 36,641       8.00%          N/A        N/A
  Subsidiary Bank                          $ 59,601      14.19%      $ 33,590       8.00%     $ 41,987      10.00%
Tier 1 Capital to Risk-Weighted Assets:
  The Company                              $ 55,662      13.24%      $ 16,820       4.00%          N/A        N/A
  Subsidiary Bank                          $ 54,351      12.94%      $ 16,795       4.00%     $ 25,192       6.00%
Tier 1 Capital to Average Assets:
  The Company                              $ 55,662       7.92%      $ 28,116       4.00%          N/A        N/A
  Subsidiary Bank                          $ 54,351       7.74%      $ 28,081       4.00%     $ 35,101       5.00%

As of December 31, 2001
Total Capital to Risk-Weighted Assets:
  The Company                              $ 58,581      15.35%      $ 30,534       8.00%          N/A        N/A
  Subsidiary Bank                          $ 57,424      15.07%      $ 30,476       8.00%     $ 38,094      10.00%
Tier 1 Capital to Risk-Weighted Assets:
  The Company                              $ 54,104      14.18%      $ 15,267       4.00%          N/A        N/A
  Subsidiary Bank                          $ 52,947      13.90%      $ 15,238       4.00%     $ 22,857       6.00%
Tier 1 Capital to Average Assets:
  The Company                              $ 54,104       8.81%      $ 24,564       4.00%          N/A        N/A
  Subsidiary Bank                          $ 52,947       8.63%      $ 24,535       4.00%     $ 30,669       5.00%

Banking regulations limit the amount of dividends that may be paid to stockholders. Generally, dividends are limited to retained net profits for the current year and two preceding years. At December 31, 2002, dividends totaling $8,928,000 could have been paid without prior regulatory approval. For the nine months ended September 30, 2003, dividends totaling $3,073,000 (unaudited) had been paid to stockholders.

Note 14. Other Comprehensive Income

The following is a summary of changes in other comprehensive income for the periods presented:

                                                                                  Unaudited
                                                                               Nine-Months Ended
                                                                                 September 30,            Year Ended December 31,
dollars in thousands                                                            2003        2002        2002       2001       2000
------------------------------------------------------------------------------------------------------------------------------------
Unrealized Holding (Losses) Gains Arising During the Period Net of Tax
 (Pre-tax Amount of ($3,647,000) (unaudited), $7,473,000 (unaudited),
 6,608,000, $1,695,000 and $3,136,000)                                       $ (2,209)   $  4,488    $  4,015   $  1,018   $  1,883
Reclassification Adjustment for (Gains) Losses Realized in Net Income
 During the Period, Net of Tax (Pre-tax Amount of ($740,000) (unaudited),
 ($296,000) (unaudited), ($488,000), ($279,000) and $1,000)                      (444)       (177)       (293)      (168)         1
                                                                             ---------------------   -------------------------------
Other Comprehensive (Loss)  Income, Net of Tax of ($1,731,000) (unaudited),
 $2,867,000 (unaudited), $2,398,000, $566,000 and $1,253,000                 $ (2,653)   $  4,311    $  3,722   $    850   $  1,884
                                                                             =====================   ===============================

Note 15. Parent Company Only Financial Statements

Presented below are the condensed statements of condition as of September 30, 2003 and December 31, 2002 and 2001 and statements of income and cash flows for each of the nine-months ended September 30, 2003 and 2002 as well as the years in the three-year period ended December 31, 2002, for the Parent Company. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

Condensed Statements of Condition                        Unaudited
                                                        September 30,      December 31,
dollars in thousands                                        2003        2002        2001
------------------------------------------------------------------------------------------
Assets
Cash and Cash Equivalents                                 $    931    $    690    $    446
Securities Available for Sale, at Estimated Fair Value         582         644         734
Investment in Subsidiary, Equity Basis                      61,886      61,796      54,667
Other Assets                                                   914         907       1,237
                                                          --------------------------------
 Total Assets                                             $ 64,313    $ 64,037    $ 57,084
                                                          ================================

Liabilities and Stockholders' Equity
Total Liabilities                                         $    857    $    875    $  1,257
Stockholders' Equity                                        63,456      63,162      55,827
                                                          --------------------------------
 Total Liabilities and Stockholders' Equity               $ 64,313    $ 64,037    $ 57,084
                                                          ================================

Condensed Statements of Income

                                                               Unaudited
                                                              September 30,                   December 31,
dollars in thousands                                        2003         2002        2002         2001        2000
--------------------------------------------------------------------------------------------------------------------
Dividends from Subsidiary                                $  4,083     $  3,769    $  5,026     $  4,887    $  5,587
Interest and Other Dividend Income                             22           21          28           34          83
Net (Loss) Gain on Sale of Securities                          --           85        (165)          99          --
                                                         -----------------------------------------------------------
                                                            4,105
                                                                         3,875       4,889        5,020       5,625
Operating Expense                                              91           79          83           75         115
                                                         -----------------------------------------------------------
Income Before Income Tax (Benefit) Expense and Equity
 in Undistributed Income of Subsidiary                      4,014        3,796       4,806        4,945       5,510
Income Tax (Benefit) Expense                                  (31)           7         (91)          17         (37)
Equity in Undistributed Income of Subsidiaries              2,467        3,060       3,665        3,118       2,311
                                                         -----------------------------------------------------------
Net Income                                               $  6,512     $  6,849    $  8,562     $  8,046    $  7,858
                                                         ===========================================================

Condensed Statements of Cash Flows

                                                                Unaudited
                                                            Nine-Months Ended
                                                              September 30,             Year Ended December 31,
dollars in thousands                                        2003         2002        2002         2001        2000
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                               $  6,512     $  6,849    $  8,562     $  8,046    $  7,858
Adjustments to Reconcile Net Income to Cash
 Provided by Operating Activities:
 Investment Security (Gains) Losses                            --          (85)        165          (99)         --
 (Decrease) Increase in Other Liabilities                     (31)           7         (91)          17         (37)
 Equity in Undistributed Income of Subsidiaries            (2,467)      (3,060)     (3,665)      (3,118)     (2,311)
                                                         -----------------------------------------------------------
    Net Cash Provided by Operating Activities               4,014        3,711       4,971        4,846       5,510
                                                         -----------------------------------------------------------
Cash Flows from Investing Activities:
Proceeds from Sales of Available-for-Sale Securities           --          259         258          161          --
Purchase of Available-for-Sale Securities                      --         (146)       (246)          --          --
                                                         -----------------------------------------------------------
 Net Cash Provided by Investing Activities                     --          113          12          161          --
                                                         -----------------------------------------------------------
Cash Flows from Financing Activities:
Purchase of Treasury Stock                                   (492)        (677)       (677)        (618)     (1,633)
Sale of Treasury Stock                                         --           --          --            3          --
Cash Dividends                                             (3,281)      (3,049)     (4,062)      (3,980)     (4,024)
                                                         -----------------------------------------------------------
 Net Cash Used in Financing Activities                     (3,773)      (3,726)     (4,739)      (4,595)     (5,657)
                                                         -----------------------------------------------------------
    Net Increase (Decrease) in Cash Equivalents               241           98         244          412        (147)
Cash and Cash Equivalents at Beginning of Year                690          446         446           34         182
                                                         -----------------------------------------------------------
 Cash and Cash Equivalents at End of Year                $    931     $    544    $    690     $    446    $     35
                                                         ===========================================================

Note 16. Stockholders' Equity (unaudited)

On July 21, the board of directors approved a 4-for-1 stock split payable on September 18, 2003. On September 5, 2003, the stockholders approved: (i) an increase in authorized shares of common stock to 16,000,000 and (ii) a change in the par value of the common stock from no par value to $0.01 par value. All per share amounts have been restated to reflect the 4-for-1 stock split. The stock split resulted in an increase in the shares issued and treasury shares of 10,471,248 and 2,064,204 shares, respectively.

Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15: Financial Statements and Exhibits

Exhibit Index:

3.1               Articles of Incorporation of The Wilber Corporation

3.2               By-Laws of The Wilber Corporation

10.1 Deferred Compensation Agreement between Wilber National Bank and Alfred S. Whittet

10.2 Summary Plan Description for the Amended and Restated Wilber National Bank Split-Dollar Life Insurance Plan

10.3 Amendment to the Wilber National Bank Split-Dollar Life Insurance Plan Agreement and Split-Dollar Policy Endorsement between Wilber National Bank and Alfred S. Whittet

10.4 Executive Salary Continuation Agreement between Wilber National Bank and Robert W. Moyer

10.5 Executive Salary Continuation Agreement between Wilber National Bank and Alfred S. Whittet

10.6              Employment Agreement between Wilber National Bank and Alfred
                  S. Whittet

10.7 Severance Compensation Agreement between The Wilber Corporation and Alfred S. Whittet

10.8              Retention Bonus Agreement between Wilber National Bank and
                  Douglas C. Gulotty

10.9              Retention Bonus Agreement between Wilber National Bank and
                  Joseph E. Sutaris

21                Subsidiaries of the Registrant

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      THE WILBER CORPORATION

Date:  January 27, 2004               By:  /s/ Alfred S. Whittet
      ------------------                  --------------------------------------
                                           Alfred S. Whittet
                                           President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures                         Title                                     Date
----------                         -----                                     ----


/s/ Alfred S. Whittet              President and Chief Executive Officer     January 23, 2004
---------------------------                                                  --------------------
Alfred S. Whittet


/s/ Joseph E. Sutaris              Secretary and Chief Financial Officer     January 23, 2004
---------------------------                                                  --------------------
Joseph E. Sutaris


/s/ Brian R. Wright                Director                                  January 23, 2004
---------------------------                                                  --------------------
Brian R. Wright


/s/ Robert W. Moyer                Director                                  January 23, 2004
---------------------------                                                  --------------------
Robert W. Moyer


/s/ David F. Wilber, III           Director                                  January 23, 2004
---------------------------                                                  --------------------
David F. Wilber, III


/s/ James F. VanDeusen             Director                                  January 23, 2004
---------------------------                                                  --------------------
James F. VanDeusen


/s/ Philip J. Devine               Director                                  January 23, 2004
---------------------------                                                  --------------------
Philip J. Devine